Exhibit 99.63

THIS PURCHASE AND SALE AGREEMENT dated as of May 12, 2010.

BETWEEN:

FRANCO-NEVADA CORPORATION, a corporation incorporated under the laws of Canada

(the “Purchaser”)

- and -

TASEKO MINES LIMITED, a corporation incorporated under the laws of the Province of British Columbia

(“Taseko”)

WITNESSES THAT:

WHEREAS Taseko has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from Taseko, an amount of Refined Gold equal to the Designated Percentage of Produced Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS Taseko is the owner of a 100% interest in and to the Prosperity Property;

AND WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, including in the recitals and schedule hereto:

“Additional Term” has the meaning set out in Section 5.1(a).

“Advance Request” has the meaning set out in Section 3.3(a).

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Laws” means any international, federal, state, provincial, or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Approvals” means all authorizations, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Arbitration Act, 1991 (Ontario), S.O. 1991, c.17.

“Auditor” means a national Canadian accounting firm that is independent of the parties and their respective Affiliates, mutually agreeable to the Parties, that has experience and expertise in determining the quantity of gold mined, produced, extracted or otherwise recovered from mining projects.

“Auditor’s Report” has the meaning set out in Section 12.5(a)(ii).

“Block Model” has the meaning set out in Section 8 of Schedule J.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario or the Province of British Columbia.

“Change of Control” means the consummation of any transaction involving a person, including any consolidation, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares, or (ii) controls such person.

“Commencement Date” means the date on which the first advance of the Payment Deposit is made to Taseko.

“Completion” has the meaning set out in Section 4.1.

“Completion Certificate” has the meaning set out in Section 4.1.

“Confidential Information” has the meaning set out in Section 7.7(a).

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Date of Delivery” has the meaning set out in Section 2.2(b).

“Definitive Agreement” has the meaning set out in Section 8.1(b).

“Deposit Reduction Date” means the date, after the payment to Taseko of any amount of the Payment Deposit, on which the Payment Deposit is reduced to nil in accordance with the formula set forth in Section 2.4(a).

“Designated Percentage of Produced Gold” means 22%, or such other percentage under Section 4.2 from time to time, of the number of ounces of Produced Gold in respect of which Taseko or any of its Affiliates receives a Gold Payment, as determined in accordance with Section 2.1(b).

“Detailed Operating Plan” means the life of mine operating plan, including monthly operating projections showing at a minimum the tonnage, grade, metallurgical recoveries, ore types and gold production contained in the bench mining schedule for the first 36 months of operation, including which blocks are due to be mined in each period and the details of the mill operating hours planned for each period with the tonnage and grade information corresponding to the Block Model and being in aggregate over any two year period, the same as the Initial Operating Plan with respect to the annual tonnage, gold grade, gold recovery and gold production.

“Development” means all activities, operations and work performed for the purpose of or in connection with preparation for producing, mining, extracting, recovering, beneficiating, milling, or other processing of Minerals, including acquisitions of surface rights, water rights, and other interests necessary for the conduct of mining, definitional and condemnation drilling, metallurgical and engineering studies, the engineering, construction, installation or procurement of facilities, equipment and consumables used for the mining, handling, milling, processing or other beneficiation, storage or selling of Minerals and the transportation thereof and activities undertaken to comply with any legal requirements arising out of or related to any of the foregoing (including obtaining any permits or other consents or authorizations from any Governmental Authority).

“Development Plan” means the detailed monthly Development budget and schedule, showing, without limitation, the material construction, mine development, equipment acquisitions and Permits to bring the Prosperity Project or any part thereof into commercial production, which is not to be materially different in the opinion of the Independent Engineer from the Initial Development Plan to be delivered by Taseko to the Purchaser and approved by the Independent Engineer at least 15 days prior to the submission by Taseko of the first Advance Request, as the same may be amended from time to time in accordance with Section 3.2(h) and Section 7.9.

“Dispute Notice” has the meaning set out in Section 12.5(a)(i).

“Dispute Period” has the meaning set out in Section 12.5(a)(i).

“Encumbrances” means any and all mortgages, charges, assignments, hypothecs, pledges, security interests, liens and other encumbrances and adverse claims of every nature and kind securing any obligation of any person, whether registered or unregistered.

“Final Balance Advance Request” has the meaning set out in Section 3.3.

“Fixed Price” means US$400, subject to increase by one percent (compounded annually) on the fourth anniversary of the date of this Agreement and annually thereafter.

“Force Majeure” means:

[REDACTED]

if such event is beyond the reasonable control of Taseko, could not have been avoided by steps which would reasonably have been expected to have been taken by Taseko and materially adversely affects Taseko’s operation or Development of the Prosperity Project.

“Full Funding to Completion” means that the aggregate of (i) the then unadvanced Payment Deposit, (ii) working capital in accordance with generally accepted accounting principles including the cash or other deposits held by Taseko, as evidenced by statements from Taseko’s bankers, (iii) the projected cash available to Taseko during the period from other sources for completion of the Development Plan, [REDACTED — CALCULATION], (iv) Project Costs paid to the date on which a determination is being made, and (v) available financing permitted under this Agreement, is sufficient to pay the total Project Costs.

“Funding” has the meaning set out in Section 3.3(a)(i)(A)1.

“Funding Date” means any date on which an advance of the Payment Deposit is made by the Purchaser pursuant to an Advance Request.

“Gibraltar” means Gibraltar Mines Ltd., a British Columbia corporation which is 100% controlled by Taseko;

[REDACTED — DEFINITION]

“Gold Delivery” means the credit or physical allocation of Refined Gold to the Purchaser as set out in Section 2.2(b).

“Gold Payment” means (i) with respect to Minerals purchased by an Offtaker from Taseko or any of its Affiliates, the receipt by Taseko or any of its Affiliates of payment, whether provisional or final, or other consideration from the Offtaker in respect of any Produced Gold, including amounts received in respect of warehouse holding certificates, and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of Taseko or any of its

Affiliates, the receipt by Taseko or any of its Affiliates of Refined Gold in accordance with the applicable Offtake Agreement.

“Gold Purchase Price” has the meaning set out in Section 2.4.

“Governmental Authority” means any federal, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Independent Engineer” has the meaning set out in Section 12.1.

“Initial Development Plan” means the mine and mill design specifications and construction schedule attached as Schedule B.

“Initial Operating Plan” means the 33 year mine plan which has annual details of projected tonnage, grade, metallurgical recoveries and gold projections attached as Schedule C hereto.

“Initial Term” has the meaning set out in Section 5.1(a).

“Insolvency Event” means the making of an assignment for the benefit of creditors by a Party or a Party becoming the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law which proceedings remain undischarged for a period of 60 days, or if a receiver or receiver/manager is appointed for all or any substantial part of the property and business of a Party and such receiver or receiver/manager remains undischarged for a period of 60 days, or if the corporate existence of a Party is terminated by voluntary or involuntary dissolution or winding-up (other than by way of amalgamation or reorganization).

“LIBO Rate” means for any calendar month the British Bankers’ Association Interest Settlement Rate for US Dollars for an interest period of six months displayed and identified on the Reuters Screen LIBOR 01 Page at approximately 10:00 am (Toronto time) on the first Business Day of that month, provided however, if such rate does not appear on the Reuters Screen LIBOR 01 Page at that time, then the “LIBO Rate” for that calendar month shall be the six month LIBO Rate (determined as at 10:00 am (Toronto time) on such Business Day) as quoted to the Purchaser by a major UK bank.

“Lot” means the applicable quantity of Minerals delivered to and accepted by an Offtaker, that is separately sampled and assayed so that Taseko and the applicable Offtaker can agree upon the content of Produced Gold and other metals therein, all as set forth in the applicable Offtake Agreement.

“Market Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation or the price of gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Market Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)            materially limit, restrict or impair the ability of Taseko to perform its obligations under this Agreement;

(ii)           limit, restrict or impair the ability of Taseko to operate the Prosperity Project substantially in accordance with the mine plan for the Prosperity Project in effect at the time of the occurrence of the Material Adverse Effect; or

(iii)          cause any significant decrease to expected gold production from the Prosperity Project based on the mine plan for the Prosperity Project in effect at the time of the occurrence of the Material Adverse Effect.

“Mineral Claim” means a mineral claim as defined under the Mineral Tenure Act (British Columbia) or any successor statute thereto or a Crown granted Mineral Claim.

“Mineral Offtake Agreement” means all agreements entered into by Taseko or any of its Affiliates with an Offtaker (i) for the sale of Minerals to such Offtaker, or (ii) for the smelting, refining or other beneficiation of Minerals by such Offtaker for the benefit of Taseko or any of its Affiliates, and all amendments or addendums thereto.

“Minerals” means any and all marketable metal bearing material (including Produced Gold) in whatever form or state that is mined, produced, extracted or otherwise recovered from the Prosperity Property, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Prosperity Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Mining Lease” means a mining lease issued under the Mineral Tenure Act (British Columbia) or any successor statute thereto or by any Governmental Authority.

“Monthly Construction Report” means a written report in relation to a calendar month with respect to the Prosperity Project that contains, for such month:

(i)                                     a review of the Development activities for the month and a report on any material issues by the responsible parties;

(ii)                                  performance against and variances from Project Costs; and

(iii)                               the percentage completion compared to the Development Plan of the major elements of construction to be prepared by or on behalf of Taseko for each month while the Prosperity Project is under Development.

“Monthly Report” means a written report in relation to a calendar month with respect to the Prosperity Project that contains, for such month:

(i)                                     types, tonnes and gold grade of ore mined;

(ii)                                  types, tonnes and gold grade of any ore stockpiled;

(iii)          with respect to the Prosperity Processing Plant, the types, tonnes and gold grade of processed ore; recoveries for gold; dry concentrate tonnage and gold grades; and doré weight and gold grade;

(iv)          the number of ounces of gold contained in ore processed during such month, but not delivered to an Offtaker by the end of such month;

(v)           a summary of Gold Deliveries of Produced Gold during such month showing, among other things, provisional Produced Gold amounts and Gold Payments and any final settlement adjustments made during such month; and

(vi)          a detailed calculation of the uncredited balance of the Payment Deposit as of the end of the month.

“Negotiation Period” has the meaning set out in Section 8.1(b).

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Offtaker” means any person other than Taseko or any of its Affiliates that purchases Minerals from Taseko or any of its Affiliates; that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of Taseko or any of its Affiliates or purchases from Taseko or any of its Affiliates, Produced Gold that has been refined by Taseko or any of its Affiliates.

“Offtaker Settlement Sheets” means the final documents evidencing the amount of Produced Gold delivered to an Offtaker in each Lot.

“Operating Plan” means the life of mine operating plan, for the Prosperity Project as amended from time to time in accordance with Section 3.2(h) and Section 7.9.

“Operations Start Date” has the meaning set out in Section 6.1.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Prosperity Property.

“Parties” means the parties to this Agreement.

“Payment Deposit” has the meaning set out in Section 3.1.

“Payment Deposit Warrants” has the meaning set out in Section 3.1.

“Permits” means all material licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights) privileges, concessions or franchises necessary for the construction and Development of the Prosperity Project as contemplated by the Development Plan as shown in Schedule D, which is to include all the permits that will be required and the date that each is required, as amended from time to time in accordance with Section 3.2(h) and Section 7.9.

“Permitted Encumbrances” means:

(i)            all Project Security and other Encumbrances permitted pursuant to Section 7.6;

(ii)           Encumbrances noted in the legal opinion delivered pursuant to Section 3.2(f), provided such Encumbrances are otherwise consistent in all material respects with the representations and warranties set out in paragraphs (k) and (l) of Schedule E made by Taseko pursuant to Section 3.2(e).

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Prosperity Property, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Prosperity Property, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Prosperity Property, including concentrates and doré bars.  The gold content of doré, concentrate or other product containing gold shall be considered Produced Gold at the time it leaves the Prosperity Project mine site.

“Project Costs” means the total costs for the construction and Development of the Prosperity Project, including capital costs, operating costs, working capital, interest costs and financing costs, as initially set out in Schedule F and as amended from time to time in accordance with Section 3.2(h) and 7.9.

“Project Financing” means one or more credit facility(ies) in favour of Taseko or any of its Affiliates for the purpose of financing all or a portion of the Project Costs of constructing and developing, the Prosperity Project in accordance with the Development Plan that complies with Section 7.6, including any refinancing thereof.

“Project Lenders” means the lenders and their agents and trustees under any Project Financing.

“Project Security” means Encumbrances in favour of any Project Lenders (or agent or trustee on their behalf) as security for the payment and performance, when due, of the obligations of Taseko or any of its Affiliates under any Project Financing.

“Prosperity Processing Plant” means the processing plant substantially in the form contemplated in the Technical Report dated December 17, 2009 of Taseko entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold-Copper Project” (the “Technical Report”) with a nominal capacity to mill 70,000tpd of ore and capable of producing a copper-gold concentrate.

“Prosperity Project” means the Prosperity Property, the mining operations to be developed, constructed and operated at and in respect of the Prosperity Property and the Prosperity Processing Plant.

“Prosperity Property” means the Mineral Claims, and other rights or concessions necessary for the construction and Development of the Prosperity Project, as listed in Schedule G attached hereto which shall be updated from time to time in accordance with Section 7.11, whether created privately or by the action of any Governmental Authority, and includes any extension, renewal, replacement, conversion or substitution of any such Mineral Claims into a Mining Lease, Surface Rights or other right or concession or after acquired or resulting Mining Lease, Mineral Claims, Surface Rights and other right or concession, including any re-acquired after abandonment or other disposition, but in every case without extending the area covered by the Prosperity Project past the area covered by the Mineral Claims existing as of the date hereof.

“Purchaser’s Pro Rata Share of the Funding” has the meaning set out in Section 3.3.

“Receiving Party” has the meaning set out in Section 7.7(a).

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to a minimum 995 parts per 1,000 fine gold.

“Restricted Person” means any person or entity that:

(i)                                     is named, identified, described on or included on any of:

(1)           the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)           the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)           the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)           the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)           the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)                                  is subject to trade restrictions under United States law, including, but not limited to:

(1)           the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)           the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(iii)                               is a person or entity who is an Affiliate of a person or entity listed above.

“Security Agreements” has the meaning set out in Section 3.2(c).

“Special Warrants” means the warrants, evidenced by the special warrant certificate to be issued by the Purchaser substantially in the form attached as Schedule O.

“Surface Rights” means all rights to use, enter and occupy the surface of a Mineral Claim or Mining Lease for the exploration and development or production of minerals or placer minerals,

including the treatment of ore and concentrates, and all operations related to the exploration and development or production of minerals or placer minerals and the business of mining, and all leases, licenses, contracts, agreements, permits or other documents relating to such rights, including without limitation, any and all surface tenures issued by a Governmental Authority such as investigative permits and temporary permits, and any lease to the surface of the Prosperity Property or license of occupation or other occupation right and includes any fee simple rights over any part of the Prosperity Property and all fixtures located on such surface rights;

“Taseko Equity” means the portion of funds for the Development of the Prosperity Project that is sourced from Taseko and originates either from cash flow from its other operations including those of its subsidiaries or the issue of equity capital or an unsecured corporate convertible debenture. Any funds originating from debt; advanced sales of metals; or from proceeds of any sale of any part of the Prosperity Project, including a joint venture interest, shall be excluded from Taseko Equity;

“Technical Report” has the meaning set out in the definition of Prosperity Processing Plant.

“Term” has the meaning set out in Section 5.1(a).

“Time of Delivery” has the meaning set out in Section 2.2(b).

“Vendor” has the meaning set out in Section 8.1(a).

“Vendor Offer” has the meaning set out in Section 8.1(a).

“Warrants” means the $75 warrants currently trading on the Toronto Stock Exchange expiring June 16, 2017 exercisable for common shares of the Purchaser.

1.2                               Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)           The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)           References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)           Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)           Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)           The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)            Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)           A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)           Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(i)            In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(j)            Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(k)           The following schedules are attached to and form part of this Agreement:

Schedule A                          -                    Detailed Operating Plan (to be attached prior to the Commencement Date)

Schedule B                            -                    Initial Development Plan

Schedule C                            -                    Initial Operating Plan

Schedule D                           -                    Permitting Schedule

Schedule E                             -                    Taseko Representations and Warranties

Schedule F                             -                    Project Costs

Schedule G                            -                    Description of Prosperity Property (with Maps)

Schedule H                           -                    Form of Advance Request

Schedule I                                -                    Form of Independent Engineer’s Advance Certificate

Schedule J                               -                    Completion Test

Schedule K                                                   Purchaser Representations and Warranties

Schedule L                             -                    Dispute Resolution

Schedule M1                  -                    Form of Security Agreement for Prosperity Property

Schedule M2                  -                    Form of Security Agreement for Personal Property

Schedule M3                  -                    Form of Security Agreement - Floating Charge

                                                                                        -                    [REDACTED - SOURCE OF FUNDS]
Schedule O                           -                    Form of Special Warrant Certificate

ARTICLE 2
PURCHASE AND SALE

2.1                               Purchase and Sale of Refined Gold

(a)           Subject to and in accordance with the terms of this Agreement, Taseko hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from Taseko, an amount of Refined Gold equal to the Designated Percentage of Produced Gold, free and clear of all Encumbrances.

(b)           The amount of Produced Gold shall be measured by the amount of contained gold in the Minerals received at the Offtaker as determined by the Offtaker Settlement Sheets. Produced Gold shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of the applicable Mineral Offtake Agreement.

2.2                               Delivery Obligations

(a)                                  Within five Business Days after the date of each Gold Payment, Taseko shall sell and deliver to the Purchaser Refined Gold in an amount equal to the Designated Percentage of Produced Gold in the Gold Delivery to which such Gold Payment relates.  In the event a Gold Payment consists of a provisional payment that may be adjusted upon final settlement of a Gold Delivery, then:

(i)            within five Business Days after the date of such provisional Gold Payment, Taseko shall sell and deliver to the Purchaser Refined Gold in an amount equal to the Produced Gold in such Gold Delivery in respect of which Taseko received a provisional Gold Payment, multiplied by the provisional payment percentage for all Minerals, as supported by the documentation provided pursuant to Section 2.3 and in the applicable Monthly Report; and

(ii)           within five Business Days after the date of final settlement of the Gold Delivery with the Offtaker, Taseko shall sell and deliver to the Purchaser Refined Gold in an amount equal to the amount, if any, by which the Produced Gold determined pursuant to the final settlement exceeds the amount of Produced Gold with respect to which Refined Gold was previously delivered to the Purchaser in respect of such Gold Delivery pursuant to Section 2.2(a)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report, provided that, if such difference is negative, then Taseko shall be entitled to set off and deduct such excess amount of Refined Gold from the next required deliveries by Taseko under this Agreement until it has been fully offset against deliveries to the Purchaser of Refined Gold pursuant to Section 2.2(a).

(b)                                 Taseko shall sell and deliver to the Purchaser all Refined Gold to be sold and delivered under this Agreement by way of (i) credit or physical allocation to (ii) the metal account or accounts designated by the Purchaser, with both (i) and (ii) to be specified by the Purchaser in writing at least 10 Business Days in advance of the Operations Start Date and from time to time thereafter.  Delivery of Refined Gold to the Purchaser shall be deemed to have been made at the time on the date Refined Gold is credited or physically allocated to a designated metal account of the Purchaser (the “Time of Delivery” on the “Date of Delivery”).  Title to, and risk of loss of, Refined Gold shall pass from Taseko to the Purchaser at the Time of Delivery.  All costs and expenses pertaining to each delivery of Refined Gold to the Purchaser shall be borne by Taseko so long as Purchaser’s accounts are in customary locations in the UK or North America.

(c)                                  Taseko hereby represents and warrants to the Purchaser that, at each Time of Delivery (i) Taseko will be the legal and beneficial owner of the Refined Gold credited or physically allocated to a metal account of the Purchaser, (ii) Taseko will have good, valid and marketable title to such Refined Gold, and (iii) such Refined Gold will be free and clear of all Encumbrances.

(d)                                The Parties acknowledge that (i) the quantity of Refined Gold to be sold and delivered to the Purchaser pursuant to this Agreement shall be determined with reference to the Designated Percentage of Produced Gold and (ii) Taseko shall not be obliged to sell or deliver to the Purchaser the Refined Gold physically resulting from gold mined, produced, extracted or otherwise recovered from the Prosperity Property.

2.3                               Invoicing

Taseko shall notify the Purchaser in writing, within five Business Days after each Gold Delivery, by delivery of an invoice to the Purchaser that shall include:

(a)                                  the calculation of the number of ounces of Refined Gold credited or physically allocated;

(b)                                 the Offtaker Settlement Sheets on which the calculation is based;

(c)                                  the Date of Delivery and Time of Delivery;

(d)                                 the Gold Purchase Price for such Refined Gold; and

(e)                                  the Offtaker Agreement under which such delivery was made.

2.4                               Purchase Price

The Purchaser shall pay to Taseko a purchase price for each ounce of Refined Gold sold and delivered by Taseko to the Purchaser under this Agreement (the “Gold Purchase Price”) equal to:

(a)                                  prior to the Deposit Reduction Date, the Market Price on the Date of Delivery of such Refined Gold, payable in cash or by wire transfer up to the amount of the Fixed Price; and, if such Market Price is greater than the Fixed Price, payable by crediting an amount equal to the difference between such Market Price and the Fixed Price against the Payment Deposit in order to reduce the uncredited balance of the Payment Deposit until the uncredited balance of the Payment Deposit has been credited and reduced to nil; and

(b)                                 from and after the Deposit Reduction Date, the lesser of the Fixed Price and the Market Price on the Date of Delivery of such Refined Gold, payable in cash or by wire transfer.

2.5                               Payment

Payment by the Purchaser for each delivery of Refined Gold shall be made no later than five Business Days after receipt of the invoice referenced in Section 2.3 to a bank account of Taseko in Canada designated in accordance with Section 12.2.

ARTICLE 3
PAYMENT DEPOSIT AND CONDITIONS TO COMMENCEMENT

3.1                               Payment Deposit

In connection with the respective promises and covenants contained herein, including the sale and delivery by Taseko to the Purchaser of an amount of Refined Gold equal to the Designated Amount of Produced Gold, the Purchaser hereby agrees to pay a deposit against the Gold Purchase Price by way of (i) a cash deposit of US$350,000,000 to be advanced to Taseko by the Purchaser in instalments commencing on the Commencement Date, and (ii) the delivery of two million Warrants (the “Payment Deposit Warrants”) on the Commencement Date, both on and subject to the terms of this Agreement, (the US$350,000,000 and the Payment Deposit Warrants collectively, the “Payment Deposit”).

The value of the Payment Deposit Warrants for the purposes of determining the total amount of the Payment Deposit shall be the volume weighted average trading price of the Warrants on the Toronto

Stock Exchange for the 30 calendar days preceding the Commencement Date.  Promptly after execution of this Agreement, the Purchaser will seek TSX approval for the issuance to Taseko of two million Special Warrants exchangeable for no further consideration into the Payment Deposit Warrants on (and subject to) the Commencement Date.  Within 30 days after receipt of TSX approval, the Purchaser shall issue and deliver the Special Warrants to Taseko.  If TSX approval is not obtained prior to the Commencement Date then the Payment Deposit Warrants will be issued, subject to TSX approval, to Taseko on the Commencement Date with a four month resale restricted period.

3.2                               Conditions Precedent in Favour of the Purchaser for Commencement

The Purchaser shall not be obliged to perform its obligations under Section 3.1 unless each of the following conditions has been satisfied in full:

(a)                                  Taseko shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for Taseko issued by the relevant Governmental Authority dated as of the requested first Funding Date.

(b)                                 Such of the Mineral Claims listed in Schedule G shall have been converted to Mining Leases as is disclosed thereon and Taseko shall have executed and delivered to the Purchaser a certificate of a senior officer of Taseko in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the requested first Funding Date, as to the constating documents of Taseko the resolutions of the board of directors or other comparable authority of Taseko authorizing the execution, delivery and performance of this Agreement, and the Security Agreements and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements on behalf of Taseko and such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require.

(c)                                  Taseko shall have executed and delivered, as security for the performance of its obligations to the Purchaser under this Agreement, security agreements granting a first ranking security interest in the Prosperity Property and the Produced Gold in favour of the Purchaser in the form attached as Schedule M1, Schedule M2 and Schedule M3 (the “Security Agreements”) and the Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser under the Security Agreements.  Without limiting the foregoing, the Security Agreement on the Prosperity Property shall also be registered in British Columbia’s Mineral Titles Online Registry against each of the Mineral Claims and Mineral Leases that are part of the Prosperity Property and in the Land Titles Office with respect to any Surface Rights that are registered in the Land Titles Office.

(d)                                 Taseko shall have delivered to the Purchaser a favourable opinion, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the requested first Funding Date, from external legal counsel to Taseko as to (i) the legal status of Taseko, (ii) the corporate power and authority of Taseko to execute, deliver and perform this Agreement and the Security Agreements, (iii) the execution and delivery of this Agreement and the Security Agreements and the enforceability of this Agreement and the Security Agreements against Taseko, (iv) the creation of valid mortgages and charges upon, and security interests in, the Prosperity Property under the Security Agreements; and (v) the due registration or filing of the Security Agreements and, where applicable, the perfection of the security interest of the Purchaser under the Security Agreements and that there are no registrations or filings of, or in respect of, Encumbrances, other than Permitted Encumbrances, against the Mineral Claims, Mining Leases and Surface Rights that are part of the Prosperity Property including in the applicable British Columbia Land Title Office with respect to any Surface Rights registered therein that are part of the Prosperity Property, or in the British Columbia Personal Property Security Registry against Taseko.

(e)                                  Taseko shall have certified that, as of the requested first Funding Date (i) all of the representations and warranties made by Taseko pursuant to this Agreement are true and correct on and as of such date, except as would not have a Material Adverse Effect, and (ii) no Taseko Event of Default (or an event which with notice or lapse of time or both would become a Taseko Event of Default) has occurred and is continuing.

(f)                                    Taseko shall have delivered to the Purchaser a legal opinion addressed to the Purchaser from external counsel with respect to title to the Prosperity Property dated as of the Commencement Date.  The legal opinion shall be consistent in all material respects with the representations and warranties pertaining to the Prosperity Property set out in paragraphs (k) and (l) of Schedule E attached hereto.  Unless the Purchaser provides Taseko with written notice within 10 days of the date of delivery of such legal opinion that the Purchaser believes such legal opinion is not consistent in all material respects with such representations and warranties, the Purchaser shall be deemed to have accepted such legal opinion as delivered.

(g)                                 Taseko shall have delivered to the Purchaser prior to the requested first Funding Date a written notice that all of the conditions in Section 3.5 have been satisfied or a written waiver of all conditions that are not satisfied.

(h)                                 The Purchaser and the Independent Engineer shall have received, in form, substance and detail satisfactory to the Purchaser, at least 30 days prior to the submission by Taseko of the first Advance Request (i) the Detailed Operating Plan which shall, on delivery, be attached as Schedule A to this Agreement; and, at least 15 days prior to such submission, (ii) the then-current Development Plan; and (iii) the then-current Permitting Schedule, with each of (i), (ii) and (iii) to be consistent with the requirements of the Provincial and Federal Environmental Approvals and true copies of those material agreements and construction contracts required to that date pursuant to the Development Plan and in the sole opinion of the Independent Engineer, acting reasonably, no change or changes in the Development Plan, the Detailed Operating Plan or the Permitting Schedule shall have a material negative impact on the interests of the Purchaser.  For greater certainty the Prosperity Project shall have received the Order in Council Approval from the  Federal Cabinet referred to on Schedule D without any material amendment to the project as proposed by Taseko in the application filed with the Federal Panel on January 26, 2009 and shall have received the s.35 Authorization Fish Habitat Compensation Agreement and s.32 Authorization for Destruction of Fish (both as referenced on Schedule D) and all other Permits required to the date of receipt of the last received of such Approval and Authorizations.

(i)                                     Taseko shall have delivered to the Purchaser, certified copies of agreements with Offtakers in form and substance satisfactory to the Purchaser, acting reasonably, under which the Offtaker or Offtakers has or have agreed to purchase at least 75% of the concentrate projected to be produced during the first five years of operation.

3.3                              Conditions Precedent to Draws on the Payment Deposit

In addition to the conditions set out in the other Sections of this Agreement, the obligations of the Purchaser to make funding available to Taseko as instalment advances toward the Payment Deposit and to deliver two million Warrants shall be subject to the following terms and conditions having been satisfied (except, if applicable, pursuant to a Final Balance Advance Request):

(a)                                  if Project Financing in compliance with Section 7.6 has not been entered into by Taseko:

(i)                                 The Purchaser shall have received in form, substance and detail satisfactory to it, and be satisfied with:

(A)                              A duly completed and executed written notice substantially in the form of Schedule H (an “Advance Request”), with a copy to the Independent Engineer, in both cases no more than 30 days and no less than 15 days prior to the requested Funding Date, requesting an advance of the Payment Deposit, including the following:

1.                                       the portion of the Project Costs (the “Funding”) to which the Advance Request relates, such costs planned to be paid no more than 90 days after the Funding Date;

2.                                       the Purchaser’s pro rata share of the Funding (as defined below) to be provided on the Funding Date and the calculation of such pro rata share;

3.                                       the amount of Taseko Equity contributed to Project Costs to the date of the Funding, including the Taseko Equity contributed to the portion of the Project Costs to which the Advance Request relates;

4.                                       as of the date of the most recent Development Progress Report, the amount of Project Costs to complete the Development of the Prosperity Project in accordance with the Development Plan together with a reconciliation to the Project Costs at the date of submission of the First Advance Request;

5.                                       a certificate of the Chief Financial Officer of Taseko evidencing availability of Full Funding to Completion;

6.                                       a certificate of the Chief Financial Officer of Taseko that all relevant regulatory and other governmental Permits required in connection with the construction, development or operation of the Prosperity Project required by Schedule D to have been obtained to the date of the Advance Request have been received by Taseko, which Permits shall at least allow all activity planned to be accomplished in the 90 days following the Funding Date;

7.                                       a certificate of the Chief Financial Officer of Taseko that no written notice of any construction lien (or claim therefore) against the Prosperity Property has been received by Taseko;

8.                                       a certificate of the Chief Financial Officer of Taseko that as of the date of the submission of the Advance request (x) all of the representations and warranties made by Taseko pursuant to this Agreement are true and correct on and as of such date, except as would not have a Material Adverse Effect, and (y) no Taseko Event of Default (or an event which with notice or lapse of time or both would become a Taseko Event of Default including, without limitation, a breach of Section 7.12 or any other covenant of Taseko) has occurred and is continuing;

9.             the most recent Monthly Construction Report and any other relevant project documentation or information that may have a material impact on the Development Plan or Permitting Schedule;

10.           a [REDACTED — SOURCE OF FUNDS] updated to the date of submission using the then current analysts consensus commodity prices and current foreign exchange rates.

(B)                                A certificate of the Independent Engineer in the form of Schedule I and containing the statements set out in such form in respect of the date of submission of the Advance Request:

1.                                       confirming the Project Costs to complete the construction and development of the Prosperity Project in accordance with the Development Plan, such certificate to be provided within 10 days after receipt of the Advance Request.  If the Independent Engineer is unable to confirm the Project Costs as provided by Taseko on this date then within a further 15 days the Independent Engineer shall provide to Taseko and the Purchaser a revised Project Costs estimate, which shall then be deemed Project Costs for the purposes of this agreement and on which basis Taseko can resubmit an Advance Request no less than five days prior to the revised Funding Date;

2.                                       confirming that there is no reason to believe that all Permits required to complete the construction, development and operation of the Prosperity Project in accordance with the Development Plan not yet required pursuant to Schedule D, will not be received when required; and

3.                                       confirming that, in the opinion of the Independent Engineer, acting reasonably, no change or changes that have been made in the Development Plan, the Operating Plan or the Permitting Schedule shall have a material negative impact on the interests of the Purchaser; and

(C)                                a solicitor’s title opinion confirming that no Encumbrances are registered against the Prosperity Project (including executions) other than Permitted Encumbrances;

(ii)                                  A certificate of the Chief Financial Officer of Taseko that the construction and Development of the Prosperity Project (at its then current stage of completion) is, in all material respects, in accordance with the Development Plan, as amended to the date of the Development Progress Report, the Material Agreements, all applicable Permits and the Project Costs and is in compliance, in all material respects, with Applicable Law and the Mining Leases and mining claims; and

(iii)                               All Project Costs payable from Payment Deposit advances prior to the date of any requested advance have been paid in full or are still reflected in the Project Costs and all amounts to be paid from any such requested advance are reflected in the Project Costs and have been paid as of the date of the Advance Request or are projected to be paid within 90 days after the requested Funding Date.

(b)                                 Alternatively, if Project Financing in compliance with Section 7.6 has been entered into by Taseko and all conditions to drawdown under the Project Financing have been met prior to the requested first Funding Date, and both Parties agree, then the Payment Deposit shall be made available and advanced by the Purchaser in stages in accordance with the drawdown procedure under the Project Financing contemporaneously with, and pro rata to, advances under the Project Financing and the contribution of Taseko Equity, and provided that the total Payment Deposit advances made at any time shall be no more than the pro rata amount of the Project Costs funded to such time and the provisions of subsection (a) will not apply.

The “Purchaser’s pro rata share of the Funding” for the purposes of subsection (a) or (b) above, shall be such amount so that the ratio of (i) the sum of the Payment Deposit advanced up to and including the then current Advance Request to (ii) the sum of Project Costs up to and including the then current Advance Request, is equal to the ratio of $350,000,000 to the total Project Costs as adjusted to the date of determination.

At the time of each Advance Request, including, for greater certainty, the Final Balance Advance Request the amount of Taseko Equity that has been contributed to Projects Costs, including any amount of Taseko Equity contributed to the Funding to which such Advance Request relates, shall at least equal the amount of the Payment Deposit advanced or to be advanced by the Purchaser to such Funding Date.

For greater certainty, any Taseko Equity contributed to Project Costs prior to the first Funding Date shall be included in calculating the amount of Taseko Equity contributed to Project Costs for the purposes of this Section 3.3.

In the event that an advance has been requested with respect to any portion of the Payment Deposit at any time that the conditions set forth in Section 3.3 have not been satisfied in full, the obligation to make the advance shall be deferred until five Business Days following the satisfaction of all such conditions.  Subject to Sections 10.1 and 10.2 the obligations of Taseko under this Agreement and the other obligations of the Purchaser under this Agreement, shall continue despite such deferral.

If the full amount of the Payment Deposit has not been advanced by the time that all Project Costs have been paid, Taseko may request a final advance of such unadvanced amount on delivery of a Final Balance Advance Request, together with a certificate of the Independent Engineer confirming that all Project Costs have been paid.

3.4                               Use of Payment Deposit

It is agreed and acknowledged that Taseko shall use the Payment Deposit only for its funding requirements with respect to the Project Costs or under the Project Financing, as applicable, until all such requirements are certified by the Independent Engineer to have been met and thereafter Taseko may use the balance of the Payment Deposit for general corporate purposes.  Taseko shall not be obliged to return the Payment Deposit to the Purchaser in any circumstances except as provided in Article 5 and Article 10 of this Agreement.

3.5                               Conditions Precedent in Favour of Taseko for Commencement

Taseko shall not be obliged to perform its obligations under Sections 2.1(a) or 2.3 unless each of the following conditions has been satisfied in full on or before the Commencement Date:

(a)                                  the Purchaser shall have delivered to Taseko a certificate of status, good standing or compliance (or equivalent) for the Purchaser, issued by the relevant Governmental Authority;

(b)                                 the Purchaser shall have executed and delivered to Taseko a certificate of a senior officer of the Purchaser, in form and substance satisfactory to Taseko, acting reasonably, as to the constating documents of the Purchaser; the resolutions of the board of directors of the Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of the Purchaser; and such other matters pertaining to the transactions contemplated hereby as Taseko may reasonably require;

(c)                                  the Purchaser shall have delivered to Taseko a favourable opinion, in form and substance satisfactory to Taseko, acting reasonably, from external legal counsel to the Purchaser as to (i) the legal status of the Purchaser, (ii) the corporate power and authority of the Purchaser to execute, deliver and perform this Agreement, including the issuance of the Payment Deposit Warrants, (iii) the execution and delivery of this Agreement and the Payment Deposit Warrants and the enforceability of this Agreement and the Payment Deposit Warrants against the Purchaser, and (iv) provided that the certificates delivered for the Payment Deposit Warrants and any common shares issued on conversion of the Payment Deposit Warrants during the hold period contain a legend with respect to the applicable hold period, the Payment Deposit Warrants and the common shares issuable upon exercise thereof, not being subject to a hold period exceeding four months; and

(d)                                 the Purchaser shall have certified to Taseko that, as of the Commencement Date (i) all of the representations and warranties made by the Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing.

(e)                                  the Purchaser shall have obtained conditional listing approval for the Warrants from the TSX and the Purchaser shall have complied with Section 7(a) of the Special Warrants.

3.6                               Satisfaction of Conditions Precedent

(a)                                  Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in Sections 3.2 and 3.3 by the date provided or, if no date is provided, as promptly as reasonably practicable.  The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)                                 Each of the conditions set forth in Sections 3.2 and 3.3 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.5 is for the exclusive benefit of Taseko, and may be waived by Taseko in its sole discretion in whole or in part in writing.

ARTICLE 4
COMPLETION

4.1                               Completion

Completion (“Completion”) shall occur if the completion test set forth in Schedule J attached hereto and forming part hereof is satisfied in accordance therewith and the Independent Engineer’s Certificate described in Schedule J (the “Completion Certificate”) confirms the Taseko’s Test Certificate, as set forth in Schedule J and no Completion Adjustment is required.  The date of confirmation is the Completion Date.

4.2                               Adjustment Provisions

The percentage of Produced Gold to be sold to the Purchaser as the Designated Percentage of Produced Gold shall be 22%, provided that if Completion shall not have occurred within 18 months after the Operations Start Date, such percentage shall be adjusted in accordance with the adjustment, and if applicable, readjustment, provisions set forth in Schedule J.

ARTICLE 5
TERM

5.1                               Term

(a)                                  The term of this Agreement shall commence on the date of this Agreement and, subject to Sections 5.1(b), 5.1(c) or 5.1(d), shall continue until the date that is 40 years after the date of this Agreement (the “Initial Term”) and thereafter shall automatically be extended for successive 10 year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active mining operations or any exploration or development activities by Taseko or its Affiliates to bring proven or probable gold reserves or measured, indicated or inferred gold resources into production at the Prosperity Property during the last 10 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)                                 Notwithstanding Section 5.1(a), the Purchaser may terminate this Agreement as of the expiry of the Initial Term or current Additional Term, as applicable, by written notice to Taseko within 10 Business Days prior to the date on which the then applicable Initial Term or Additional Term is to expire.

(c)                                  Notwithstanding Section 5.1(a) or 5.1(b), the Purchaser may terminate this Agreement on 10 Business Days written notice to Taseko if the conditions for funding advances of the Payment Deposit have not been met within two years after the date of this Agreement.

(d)                                 This Agreement may also be terminated by the Parties on mutual written consent or by a Party for an event of default in accordance with Article 10 or Article 11.

If by the expiry of the Initial Term Taseko has not sold and delivered to the Purchaser an amount of Refined Gold sufficient to reduce the uncredited balance of the Payment Deposit to nil as calculated in accordance with Section 2.4(a), then Taseko shall pay such uncredited balance of the Payment Deposit to the Purchaser within 30 days after the expiry of the Initial Term, and shall provide a detailed calculation of the uncredited balance of the Deposit.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1                               Monthly Reporting

Taseko shall deliver to the Purchaser a Monthly Report on or before the fifth Business Day after the end of each calendar month commencing with the month following the month in which commercial concentrate is first shipped and during the full period in which Development expenditures are being made Taseko shall deliver to the Purchaser a Monthly Construction Report on or before the fifth Business Day after the end of each calendar month, subject to any restrictions on such disclosures under applicable securities laws.  The day on which commercial concentrate is first shipped shall be the “Operations Start Date”.

Taseko shall make detailed reference to, and provide on request, together with the Monthly Construction Reports all other relevant project documentation or information that may have a material impact on the Development Plan or the Permitting Schedule.

6.2                               Annual Reporting

Within 15 days after the life of mine plan for the Prosperity Property is presented to and approved by the board of directors of Taseko (or (i) in the case of a transfer of the Prosperity Property pursuant to Section 8.2, to the board of directors of the transferee of the Prosperity Property or, if applicable, such transferee’s parent company, or (ii) in the case of a Change of Control of Taseko pursuant to Section 8.3, the board of directors of Taseko following the Change of Control or, if applicable, the board of directors of such entity’s parent company), and in any event at least once every 12 months, and within 15 days whenever an update to any such life of mine plan is adopted by management of (or management of any such entity) which update includes a material change in the annual production forecast included in the life of mine plan, Taseko shall provide to the Purchaser, with respect to the Prosperity Property, and with respect to the Prosperity Project if any ore is processed through the Prosperity Processing Plant that is not sourced from the Prosperity Property:

(a)                                  a forecast, based on the life of mine plan, of the number of payable ounces of gold expected to be produced over the next year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)            tonnes, types and gold grade of ore to be mined;

(ii)           types, tonnes and gold grade of ore to be stockpiled; and

(iii)          with respect to the mill: the types, tonnes and gold grade of ore to be processed; forecast recoveries for gold; forecast dry concentrate tonnage and gold grades; and forecast doré weight and gold grade;

(b)                                 listing of the life of mine plan assumptions, including exchange rates and metal prices used for short-term and long term planning purposes in developing the forecast referred to in Section 6.2(a);

(c)                                  a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the life of mine plan;

(d)                                 a statement setting out the gold reserves and resources for the Prosperity Property and the assumptions used, including cut-off grade, metal prices and metal recoveries; and

(e)                                 a certificate of the Chief Financial Officer of Taseko listing the types of insurance coverages in effect for Taseko and stating the amounts of such insurance and the applicable deductibles under such insurance.

6.3                               [REDACTED — SOURCE OF FUNDS]

Within 15 days after updated [REDACTED — SOURCE OF FUNDS] have been presented to and approved by the board of directors of Taseko, and in any event once in every 12 months, Taseko shall provide the Purchaser such updated [REDACTED — SOURCE OF FUNDS].  This obligation will cease after the construction phase.

6.4                               Books and Records

(a)                                  Taseko shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Prosperity Project, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating, transportation and sale of Minerals.  Taseko shall permit the Purchaser and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records and other information relevant to the production, delivery and determination of Produced Gold from time to time at reasonable times at the Purchaser’s sole risk and expense and upon reasonable notice to confirm compliance with the terms of this Agreement.  The Purchaser shall diligently complete any audit or other examination permitted hereunder.

(b)                                 If Taseko prepares any technical reports on the Prosperity Project in compliance with NI 43-101, Taseko shall provide to the Purchaser an advanced draft copy of such technical report before it is filed on SEDAR, and in any event not less than five Business Days before it is so filed.  If so requested by the Purchaser and at the Purchaser’s cost, Taseko shall use its commercially reasonably efforts to assist the Purchaser in obtaining: (i) technical data, records or information pertaining to the Prosperity Project in the possession or control of Taseko or its Affiliates or consultants and (ii) such other scientific and technical information relating to the Prosperity Project, in each case provided that in the Purchaser’s opinion it is required by Applicable Law to prepare and file a technical report on the Applicable Mining Properties in accordance with NI 43-101 and such information is necessary to permit the Purchaser to prepare such technical report.  Prior to the filing by the Purchaser of any technical report on the Prosperity Project, the Purchaser will give Taseko a reasonable opportunity to review and comment on such technical report, and shall provide to Taseko a final copy or an advance draft copy of any such technical report before it is filed on SEDAR, and in any event not less than five Business Days before it is so filed.

6.5                               Inspections

Subject at all times to the workplace rules and supervision of Taseko, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Prosperity Property, Taseko shall grant to the Purchaser and its representatives and agents, including, without limitation, the Independent Engineer, at reasonable times and upon reasonable notice and at the Purchaser’s sole risk and, subject to Section 12.1, expense, the right to access the Prosperity Property, the Prosperity Processing Plant and other facilities of the Prosperity Project, in each case to monitor Taseko’s mining and processing operations on the Prosperity Project and to permit a qualified person to complete a personal inspection of the Prosperity Project in connection with the preparation on behalf of the Purchaser of any technical report in accordance with NI 43-101 in the Purchaser’s opinion required by Applicable Law.  The Purchaser may avail itself of such right of access a maximum of twice per calendar year (including the mill in respect thereof), other than as required by the Independent Engineer or by Purchaser to prepare a technical report in its opinion required to be filed pursuant to NI 43-101.  For the purposes of the preparation of any such technical report, the Purchaser shall have access to such employees and data of Taseko and the employees and data of Taseko’s consultants, and have an opportunity to conduct such comparative sampling tests and other activities as are required in its opinion.  Taseko shall grant to the Independent Engineer such access to the Prosperity Project and its site, facilities and employees, and to construction and other contractors at such times and on such notice as the Independent Engineer considers reasonable for the performance of the Independent Engineer’s duties with respect to this Agreement.

ARTICLE 7
COVENANTS

7.1                               Conduct of Operations

(a)                                  All decisions regarding the Prosperity Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Prosperity Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Prosperity Project, and (iv) except as provided herein, the sales of Minerals and terms thereof shall be made by Taseko, in its sole discretion.  Without limiting the generality of the foregoing, Taseko shall be permitted to amend the mine plan for the Prosperity Project at any time and from time to time in its sole discretion, provided that it is acting in a commercially reasonable manner and not inconsistent with accepted Canadian mining practice.

(b)                                 Notwithstanding Section 7.1(a), Taseko agrees that it shall carry out and perform all mining operations and activities pertaining to or in respect of the Prosperity Project in a commercially reasonable manner and in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry. For greater certainty, nothing in this Agreement shall require Taseko or any of its Affiliates or any other person to construct, operate or continue operating the Prosperity Project or to explore or develop the Prosperity Project.

(c)                                  Notwithstanding Section 7.1(a), Taseko shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Prosperity Project shall be based on copper and gold prices typical of normal industry practice and consistent with the practices of Taseko and its Affiliates as at the date of this Agreement in connection with such decisions (and not on the Fixed Price), and (ii) all longer term planning and resource and reserve calculations concerning the Prosperity Project shall use copper and gold prices based on normal industry practice and consistent with the historical practices of Taseko and its Affiliates in connection with such planning and calculations.  For greater certainty, the intent of this provision is that Taseko and its Affiliates operate the Prosperity Project as though Taseko had a full economic interest in all the gold produced from the Prosperity Property.

7.2                               Preservation of Corporate Existence

(a)                                 Taseko shall at all times during the term of this Agreement do and cause to be done all things necessary or advisable to maintain its corporate existence.

7.3                               Processing/Commingling

(a)                                  Taseko shall not, and shall cause each of its Affiliates to not, process Other Minerals through the Prosperity Processing Plant in priority to, or commingle Other Minerals with, Minerals mined, produced, extracted or otherwise recovered from the Prosperity Property, unless Taseko (or such Affiliate) has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors and

Taseko or such Affiliate keeps appropriate records in this regard and Taseko shall compensate the Purchaser for any disadvantage incurred or suffered by the Purchaser if and to the extent that the processing of Minerals mined, produced, extracted or otherwise recovered from the Prosperity Property through the Prosperity Processing Plant is delayed solely as a result of such Other Minerals being processed through the mill.

(b)                                 If during the Term of the Agreement ore is processed through the Prosperity Processing Plant that is not sourced from the Prosperity Property and as a result ore which is in the reserve category at the Prosperity Property is displaced from the Prosperity Processing Plant then the amount of Produced Gold will be calculated based on the deemed amount of gold in concentrate, which amount shall be the amount of gold in concentrate that would have been produced had ore which is in the reserve category at the Prosperity Property not been displaced.  The calculation of the deemed amount of gold in concentrate shall only deviate from the actual amount of gold in concentrate in respect of that amount of ore which is 70,000tpd less the amount of ore processed that is sourced from the Prosperity Property, multiplied by the average grade of remaining reserves, multiplied by the weighted average life of mine gold recovery.  The deemed amount of gold in concentrate shall be calculated in the sole discretion of the Independent Engineer.

7.4                               Mineral Offtake Agreements

(a)                                  During the Term, Taseko shall be a party to the Mineral Offtake Agreements and Taseko shall be responsible for delivering all Minerals that include Produced Gold to each Offtaker, in such quantity, description and amounts and at such times and places as required under and in accordance with each Mineral Offtake Agreement.  Taseko shall notify the Purchaser in writing that a Lot is being delivered to an Offtaker at least one Business Day before the Lot leaves the Prosperity Processing Facility.  Taseko shall deliver by e-mail to the Purchaser, within five Business Days after such are available and/or prepared, copies of all documents, certificates and instruments pertaining to each Lot, including without limitation, all invoices, credit notes, bills of lading, certificates indicating Taseko’s provisional shipped moisture content and provisional shipped assays and any and all documentation prepared or produced by the Offtaker in respect of the Produced Gold, including without limitation, all analyses and assays.

(b)                                 Taseko shall provide the Purchaser with a final signed copy of any Mineral Offtake Agreement within five Business Days after the execution thereof.

(c)                                  Taseko shall take commercially reasonable steps to enforce, and shall cause any Affiliate, to take reasonable steps to enforce its rights and remedies under each such Mineral Offtake Agreement with respect to any breaches of the terms thereof relating to the timing and amount of Gold Payments to be made thereunder.  Taseko shall notify the Purchaser in writing when any dispute arising out of or in connection with any such Mineral Offtake Agreement is commenced in respect of Produced Gold and shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)                                 Taseko shall ensure that the final sale and delivery of Produced Gold (as opposed to the sale and delivery of Refined Gold credited to the account of Taseko or its Affiliate in respect of any Gold Delivery of Produced Gold to an Offtaker) shall only be made to an Offtaker. For greater certainty, nothing in this Section 7.4(d) shall prohibit the processing of Produced Gold by Taseko and its Affiliates, provided that such Produced Gold is eventually sold to an Offtaker.

7.5                               Insurance

(a)                                  Taseko shall maintain with reputable insurance companies insurance with respect to the Prosperity Project and the operations conducted on and in respect of the Prosperity Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations and shall have the Purchaser added as a named insured and loss payee in the insurance policies.

(b)                                 Taseko shall ensure that each shipment of Produced Gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Produced Gold is transferred to the Offtaker.

(c)                                  Where Taseko or its Affiliate receives payment under any insurance policy in respect of a shipment of Produced Gold that is lost or damaged after leaving the Prosperity Project and before the risk of loss or damage is transferred to the Offtaker, Taseko shall sell and deliver to the Purchaser (without duplication to the extent previously sold and delivered to the Purchaser by Taseko) an amount of Refined Gold having a value on the date of delivery (based on the Market Price on the date of delivery) of 100% of the amount of the insurance payment received by Taseko or its Affiliate in respect of the Designated Percentage of such shipment of Produced Gold.

(d)                                 Taseko shall insure the Prosperity Project in such amounts and with such coverage as is customary in the Canadian mining industry for the construction, Development and operation of the Prosperity Project, including the Property Processing Plant. Taseko covenants and agrees that in the event of any loss or damage that is insured prior to the date on which the uncredited balance of the Payment Deposit has been reduced to nil, Taseko shall either (i) use all insurance proceeds to rebuild or repair all damaged facilities forming part of the Prosperity Project, or (ii) pay to the Purchaser within 30 days after receipt of such proceeds by Taseko the Purchaser’s share of the insurance proceeds, calculated as the ratio of the Payment Deposit to the original Project Costs prior to any adjustments.

7.6                               Project Financing and Other Permitted Debt Financings and Permitted Encumbrances

(a)                                  Taseko agrees that, with respect to any secured Project Financing that Taseko arranges for the Prosperity Project, the Project Financing shall provide that the Project Lenders (or any agent or trustee that holds their Project Security) will enter into an intercreditor agreement with the Purchaser and Taseko on terms acceptable to the Purchaser, acting reasonably, under which, inter alia, the Project Lenders and the Purchaser and the other parties thereto would agree that:

(i)                                     Taseko’s obligation to deliver the Designated Percentage of Produced Gold to the Purchaser against payment of the Gold Purchase Price (and subject to Taseko’s right to credit the relevant portion of the Gold Purchase Price against the Payment Deposit pursuant to this Agreement) shall rank ahead of any obligation to the Project Lenders, provided however that the Project Lenders’ obligations will not in any event include the obligation to make the minimum delivery obligations under Section 7.8 during any period that the Project Lenders or any receiver or receiver manager are in possession of the Prosperity Project of any part thereof during a realization or insolvency proceeding, with each minimum delivery obligation that is not made when due accruing as a continuing obligation to the Purchaser, together with interest at a rate equal to the six month LIBO Rate plus 4 % per annum calculated and compounded monthly in arrears from the date that such minimum delivery obligation becomes due until it is made;

(ii)           subject to the foregoing, the Purchaser would subordinate the Purchaser’s security interest under the Security Agreements to the Project Security for the Project Financing with respect to the application of proceeds on a distribution on a realization;

(iii)          for the purposes of determining the amount owing to the Purchaser on a distribution on a realization, such amount would be the then uncredited Payment Deposit and any produced, but undelivered, Refined Gold;

(iv)          either the Project Lenders or the Purchaser would be entitled to take action on the occurrence of an event of default under the Project Financing or this Agreement, as applicable, on 10 days prior written notice to the other (provided that the Project Lenders or the Purchaser may give notice to Taseko under the Bankruptcy and Insolvency Act (Canada) before the end of such 10 day period and without notice to the other);

(v)           the Project Lenders’ rights of realization and sale in a default situation would be subject to the obligation to make any transferee of the Prosperity Project or any portion of the Prosperity Project (including the Project Lenders if they take title to the Prosperity Project or any such portion) acknowledge, and agree directly with the Purchaser to assume severally (in proportion to their interests) with any other holders of an interest in the Prosperity Project:

(A)                              the obligation of Taseko to deliver after the date of the transfer, the Designated Percentage of Produced Gold to the Purchaser against payment of the Gold Purchase Price on the terms of this Agreement (and subject to Taseko’s right to credit the relevant portion of the Gold Purchase Price against the Payment Deposit);

(B)                                the Security Agreements as security for the uncredited Payment Deposit and other obligations under this Agreement assumed by such transferee; and

(C)                                [REDACTED — MINIMUM DELIVERIES]

(vi)          the carriage of the realization process would be with the person with the greater claim at the commencement of the realization; and

(vii)         other reasonable terms and provisions, including any relating to mutual cure rights, notices, and other remedies, would be included.

(b)                                 The Purchaser agrees that it will permit secured debt on the Prosperity Project (in addition to Project Financing) where, in the Purchaser’s opinion, acting reasonably, such debt could be supported by the Prosperity Project, and the Purchaser will subordinate the Purchaser’s security interest under the Security Agreement to the security for such additional debt by entering into an intercreditor agreement substantially on the terms and conditions set out in the preceding paragraph.

(c)                                  If there is more than one secured Project Financing at any one time, Taseko, the Purchaser and all Project Lenders, will enter into a single intercreditor agreement.

(d)                                 Financing that Taseko arranges for the Prosperity Project, that is secured only by mobile mining equipment, motor vehicles, office equipment or assets not required to operate the Prosperity Project is permitted and the secured party(ies) under such financing shall be  entitled to priority over the Security Agreements and shall not be required to enter into an intercreditor agreement with the Purchaser.  Operating leases of mobile mining equipment, motor vehicles, office equipment and assets not required to operate the Prosperity Project are also permitted.

(e)                                  Debt financing that Taseko arranges that is unsecured or is secured only by assets not forming part of the Prosperity Project are permitted and the lender(s) under such debt financing shall be entitled to priority over the Security Agreements and shall not be required to enter into an intercreditor agreement with the Purchaser.

(f)                                    Taseko may pledge to an Offtaker warehouse holding certificates in respect of Minerals that have been delivered to a warehouse for delivery to an Offtaker as security for any prepayment by the Offtaker on credit terms for the purchase of Minerals by the Offtaker pending delivery of, and transfer of title to, the Minerals, and such pledges shall have priority over the Security Agreements, subject to the parties agreeing on a protocol to estimate the Produced Gold in Minerals .

(g)                                 The security interests referred to herein which are registered in the Personal Property Security Registry are Permitted Encumbrances.

7.7                               Confidentiality

(a)                                  Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Section 6.4(b), any Mineral Offtake Agreement provided under Section 7.4(a) and the information received by it pursuant to the confidentiality agreement dated January 20, 2010 between the Purchaser and Taseko (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)            to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)           subject to Sections 7.7(c) and 13.6, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that

Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)          for the purposes of the preparation of an Auditor’s Report under Section 12.5 or any arbitration proceeding commenced under Section 12.6;

(iv)          where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)           with the consent of the disclosing Party; and

(vi)          to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information.

(b)                                 Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 7.7(a)(i) are made aware of this Section 7.7 and comply with the provisions of this Section 7.7.  Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)                                  If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR.  Neither Party shall file this Agreement on SEDAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)                                 Taseko and the Purchaser will consult with each other before issuing any press release or otherwise making any public disclosure and shall not issue any such press release or make any such public disclosure before receiving the consent of the other party. Nothing in this Section 7.7(d) prohibits any party from making a press release or other disclosure required by Applicable Laws or by the policies of any stock exchange if the party making the disclosure has first consulted with the other party hereto.

7.8                               Minimum Delivery

Taseko shall deliver to the Purchaser, for the period commencing on the earlier of the Operations Start Date and 27 months after the Commencement Date, on a monthly basis, a minimum amount of Produced Gold [REDACTED — CALCULATION].  The first month that such minimum delivery is applicable will correspond to the first month of production in the Detailed Operating Plan.

The obligation to deliver a minimum amount of Produced Gold will end on the date that is the earlier of the Completion Date and the Adjustment Date as defined in clause 3 of Schedule J.

7.9                               Amendments to Development Plan and Project Costs

If, at any time, the Development Plan, the Operating Plan, the Permitting Schedule (Schedule D) and/or Project Costs are subject to a material amendment or amendments as required by the progress of the Development or operation of the Prosperity Project, then, within 15 days after such amendment or amendments is or are made, the amended plan or schedule shall be provided by Taseko to the Purchaser and the Independent Engineer.  For the purposes of this Section 7.9, materiality shall mean (a) with respect to a variation in Project Costs, 5%; (b) with respect to operating volumes, 2.5%; and (c) with respect to timing delays, one month.

7.10                        Proper Practices

Each of the Parties agrees that it will comply with the Corruption of Foreign Public Officials Act (Canada) in connection with its dealings relating to this Agreement and the Prosperity Project.

Taseko shall comply with all Applicable Laws, including without limitation, the World Gold Council Code with respect to all operations at the Prosperity Project.

7.11                        Mineral Tenures and Security

With respect to the Mineral Claims, Mining Leases and Surface Rights now or hereafter forming part of the Prosperity Project, Taseko covenants and agrees that:

(a)                                  it will apply to convert, and diligently prosecute the conversion of, such of the Mineral Claims into Mining Leases as is contemplated by Schedule G;

(b)                                 it will notify the Purchaser within five days after the conversion of any Mineral Claim into a Mining Lease of such conversion;

(c)                                  it shall use reasonable commercial efforts to have such of the Prosperity Property titles raised to the Land Titles system as is contemplated by Schedule G;

(d)                                 it will do all such acts and shall take all such steps, including the execution of all such documents, as are required to permit and effect the registration of a security interest in all Mining Leases and Surface Rights forming part of the Prosperity Property in favour of the Purchaser in the applicable Land Title Office(s) in British Columbia; and

(e)                                  it will update Schedule G from time to time to reflect any of (a) to (c) above and the acquisition of any additional Mining Leases, Mineral Claims or Surface Rights (without increasing the physical or subsurface area of the Prosperity Project outside of the Mineral Claims existing as of the date hereof).

7.12                        Negative Pledge

Taseko shall not mortgage, charge, grant any right, title or interest in or to, grant or allow to exist any Encumbrance in respect of or otherwise encumber, the Prosperity Project or the Prosperity Property or its rights, benefits and privileges under this Agreement, except in accordance with Section 7.6.

7.13                        Expropriation

In the event of any act of eminent domain, expropriation or nationalization of all or part of the Prosperity Property having the effect of reducing the amount of Produced Gold (an “Expropriation”), Taseko shall pay to the Purchaser the Purchaser’s share of the compensation received by Taseko for such Expropriation within 30 days after receipt of such compensation by Taseko, the Purchaser’s share being calculated as the ratio of the fair value of the Purchaser’s interest in the Prosperity Project as represented by its rights under this Agreement to the value of Taseko’s interests in the Prosperity Project when measured by the same criterion which establishes the value of the Purchaser’s interest.  A failure to agree on the foregoing proportion is arbitrable under Section 12.6.

ARTICLE 8
THE PURCHASER PURCHASE RIGHTS, TASEKO TRANSFERS AND CONTROL

8.1                               Right of First Offer on Gold Interest

(a)                                  Subject to Section 8.4, if, at any time and from time to time , Taseko or any of its Affiliates (together in Section 8.1 the “Vendor”) wishes to offer for sale to any third party or, following the offer by a third party (other than an Affiliate of the Vendor which enters into an agreement in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, whereby such Affiliate agrees to assume, perform and be bound by the obligations of the Vendor set out in this Section 8.1) to purchase (i) a gold royalty, (ii) an amount of gold based on production from any portion of the Prosperity Property, or (iii) any participating interest in gold based on production, then the Vendor shall, by notice in writing to the Purchaser, first offer to sell such gold, royalty or participating interest to the Purchaser at the price and upon substantially the terms that the Vendor proposes to offer or accept from to a third party (the “Vendor Offer”).  Notwithstanding anything to the contrary herein, if the gold, royalty or participating interest represents less than 50% of the fair market value of the assets the Vendor wishes to offer for sale to a third party, then this Section 8.1(a) shall not apply to such offer to sell to a third party.

(b)                                 Upon receipt of a Vendor Offer, the Vendor, and the Purchaser shall negotiate in good faith for a period of up to 45 days commencing on the date of delivery by the Vendor to the Purchaser of the Vendor Offer (the “Negotiation Period”) the definitive terms of an agreement for the purchase and sale of the gold, royalty or participating interest which is the subject of the Vendor Offer (the “Definitive Agreement”).

(c)                                  During the Negotiation Period:

(i)            Vendor shall keep confidential and shall not disclose to any third party any of the terms under negotiation between the Purchaser and Taseko or the Vendor or that such negotiations are occurring; and

(ii)           Vendor shall not solicit expressions of interest with respect to, or otherwise negotiate or enter into any agreement with third parties for, the sale of the gold which is the subject of the Vendor Offer.

(d)                                 If, during the Negotiation Period, the Vendor and the Purchaser agree on the terms of the Definitive Agreement, then the Vendor, and the Purchaser shall enter into the Definitive Agreement and proceed to close the transaction as soon as possible thereafter pursuant to the terms of such Definitive Agreement.

(e)                                  If, during the Negotiation Period, the Vendor and the Purchaser are unable to agree on the terms of, and enter into, the Definitive Agreement, then, on the earlier of (i) the last day of the Negotiation Period, and (ii) the day on which the Vendor, and the Purchaser agree that negotiations have ended, the Vendor may commence negotiations with a third party for the sale of the gold, royalty or participating interest which is the subject of the Vendor Offer, and, either directly or through an Affiliate, sell the gold, royalty or participating interest that is the subject of the Vendor Offer to a third party; provided that the terms of sale are no more favourable to such third party than those offered to the Purchaser in the Vendor Offer (prorated to the extent that the Vendor sells only a portion of the gold, royalty or participating interest to such third party).

(f)                                    For the avoidance of doubt, this Section 8.1 shall not apply to any (i) gold spot sales, (ii) gold forward sales or options or other gold sales or gold loans to a financial institution or bullion bank, (iii) internal transfers among Vendor and its Affiliates, provided that any such transfer complies with Section 7.4(d), (iv) any private or public offering of securities that are backed by gold, paid in gold, priced based on gold prices or have payment obligations based on gold prices, or (v) any Mineral Offtake Agreement.

(g)                                 This Section 8.1 shall survive termination of this Agreement for a period of three years following any termination.

8.2                               Transfers of the Prosperity Project

(a)                                  Subject to Section 8.4(b), Taseko shall not sell, transfer, assign, convey, grant any right, title or interest in or to, or otherwise dispose of, all or any part of the Prosperity Project except with the prior written consent of the Purchaser, such consent not to be unreasonably withheld. If the Purchaser consents to any such transfer of all or any part of the Prosperity Project pursuant to this Section 8.2(a), then the Purchaser shall release Taseko from its obligations under this Agreement provided such obligations are assumed by the transferee or guaranteed by a person who is a person with sufficient financial resources to perform such obligations (as determined by the Purchaser, acting reasonably) by an instrument in writing in favour of the Purchaser;

(b)                                 Notwithstanding Section 8.2(a) above, this Section 8.2 shall not prohibit any relinquishment, surrender or termination of all or any part of any mining rights, leases, or mineral claims constituting the Prosperity Project if Taseko determines that the cost of maintaining such relinquished, surrendered or terminated mining rights, leases, or mineral claims is not justified. If Taseko acquires or reacquires any mining rights, leases, or mineral claims that cover or relate to any previously released portion of the Prosperity Project, this Agreement shall apply fully to such acquired or reacquired portion.

(c)                                  Notwithstanding Section 8.2(a) above, this Section 8.2 shall not require Taseko to obtain the consent of the Purchaser to entering into a joint venture with another person or persons with respect to the Prosperity Project provided that:

(i)            Taseko retains at least a 50% undivided interest in the Prosperity Project;

(ii)           Taseko is at all times the operator of the Prosperity Project; and

(iii)          each joint venture participant agrees in a document, or documents, acceptable to the Purchaser, acting reasonably, with Taseko, the Purchaser and any other joint venture participant to assume its proportionate share of all of the obligations and duties under this

Agreement and to acknowledge and assume the obligations under the Security Agreement or

(iv)                              Taseko agrees to be responsible for the full Designated Percentage of Produced Gold as if Taseko were still the 100% owner; and

(v)                                 in either event, all filings have been made and all other actions have been taken that are required in order for the Purchaser to continue at all times following such transfer to have a valid and perfected security interest in the Prosperity Property and the Produced Gold.

The Purchaser agrees that it not be reasonable to withhold consent to a public listed operator of ability equal to Taseko becoming the operator of the Prosperity Property.

(d)                                 In addition to the conditions set forth in Section 8.2(a) above, neither Taseko nor any Project lender shall  sell, transfer, assign, convey, grant a right, title or interest in or to, or otherwise dispose of, all or any part of the Prosperity Project to a Restricted Person.

8.3                               Change in Control of Taseko

Prior to the Operations Start Date, Taseko shall not agree to or enter into any agreement, arrangement or transaction with any person that would cause, or otherwise allow or permit to exist a Change of Control of Taseko, unless the party that acquires control of Taseko acknowledges, confirms and agrees in favour of the Purchaser that Taseko’s obligations under this Agreement, continue in full force and effect despite such Change of Control.

8.4                               Exceptions

(a)                                  The rights of the Purchaser pursuant to Section 8.1 shall be subject to the provisions of any intercreditor agreement pursuant to Section 7.6 and shall not terminate upon a realization by the Project Lenders, if applicable.

(b)                                 Section 8.2 shall not apply to any grant of an Encumbrance on all or any portion of the Prosperity Project that is permitted under Section 7.6. Section 8.2 shall apply to any sale, transfer, assignment, conveyance, grant of any right, title or interest in or to or other disposition of all or any portion of any the Prosperity Project in connection with or resulting from a realization by the Project Lenders, if applicable, which realization shall be subject to the provisions of any Intercreditor Agreement pursuant to Section 7.6.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1                               Representations and Warranties of Taseko

Taseko, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule E to the Purchaser on and as of the date of this Agreement.

9.2                               Representations and Warranties of the Purchaser

The Purchaser, acknowledging that Taseko is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule K to Taseko on and as of the date of this Agreement.

9.3                               Survival of Representations and Warranties

The representations and warranties set forth in Schedule E and Schedule K shall survive the execution and delivery of this Agreement.

9.4                               Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Taseko, it shall be deemed to refer to the actual knowledge of any of the Chief Executive, Chief Financial and Chief Operating Officers and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 10
TASEKO EVENTS OF DEFAULT

10.1                        Taseko Events of Default

Each of the following events or circumstances constitutes an event of default by Taseko (each, a “Taseko Event of Default”):

(a)                                  Taseko fails to sell and deliver Refined Gold to the Purchaser on the terms and conditions set forth in this Agreement within five Business Days after receipt of notice from the Purchaser notifying Taseko of such default;

(b)                                 Other than as provided in Section 10.1(a), Taseko is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or the Security Agreement in any material respect, including those in the Completion Test as set out in Schedule J, which is incapable of being cured, or, if any such term, condition, covenant or obligation is capable of being cured, such breach or default is not remedied within a period of 30 days following delivery by the Purchaser to Taseko of written notice of such breach or default, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)                                  any of the representations or warranties given by Taseko is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Purchaser to Taseko of written notice of such inaccuracy, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)                                 if, while any uncredited balance of the Payment Deposit remains outstanding, Taseko or any of its Affiliates defaults under any Project Financing or any other indebtedness in excess of $10,000,000 and such default is not remedied within the cure period permitted under such Project Financing or other indebtedness; or

(e)                                  upon the occurrence of an Insolvency Event affecting Taseko; provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the person made subject to the Insolvency Event in good faith and which is discharged or dismissed within 60 days from commencement, shall not constitute an Insolvency Event for the purpose of this section.

10.2                        Remedies

(a)                                  If a Taseko Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to Taseko, at its option, and in addition to and not in substitution for any other remedies available to it at law or in equity, to terminate this Agreement and demand from Taseko on 45 days notice the repayment of the uncredited balance of the Payment Deposit, if any, calculated under Section 2.4(a) without interest until demand is made therefor, after which interest shall accrue at a rate equal to the LIBO Rate from time to time  plus four percent, calculated and compounded monthly in arrears, at the time of the occurrence of such Taseko Event of Default.  For greater certainty, in the event Taseko is required to pay the uncredited balance of the Payment Deposit under this Section 10.2(a), any creditor who realized on the Prosperity Project and any transferee of such creditor, shall be bound by this Section 10.2(a).

(b)                                 For greater certainty, if the Purchaser does not exercise its right under Section 10.2(a), the obligation of Taseko or any successor on a realization hereunder shall continue in full force and effect.

ARTICLE 11
PURCHASER EVENTS OF DEFAULT

11.1                        Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)                                  If, before Taseko has received the entire Payment Deposit: i) an Insolvency Event affecting the Purchaser occurs or (ii) the Purchaser defaults under any indebtedness of at least $10,000,000 or any credit facility in favour of the Purchaser is terminated by reason of a default by the Purchaser and in any such case reasonable doubt is cast upon the Purchaser’s ability to perform its obligations hereunder which is not contested by Purchaser immediately upon notice from Taseko;

(b)                                 the Purchaser fails to pay for Refined Gold delivered to the Purchaser in accordance with Section 2.5 within 10 days of receipt of notice from Taseko notifying the Purchaser of such default;

(c)                                  the Purchaser fails to pay any portion of the Payment Deposit to Taseko in accordance with Sections 3.1, 3.2 and 3.3 (plus interest in accordance with Section 10.2(a)) within 10 days of receipt of notice from Taseko notifying the Purchaser of such default;

(d)                                the Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants or obligations referenced in Sections 11.1(a), 11.1(b) or 11.1(c) above), and such breach or default would have a Material Adverse Effect and is not remedied within a period of 30 days following delivery by Taseko to the Purchaser of written notice of such breach or default, or such longer period of time as Taseko may determine in its sole discretion; or

(e)                                  any of the representations or warranties given by the Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by Taseko to the Purchaser of written notice of such inaccuracy, or such longer period of time as Taseko may determine in its sole discretion.

11.2                        Remedies

(a)                                  In addition to Taseko’s rights and remedies available to it at law or in equity, if a Purchaser Event of Default described in Section 11.1(a), 11.1(b) or 11.1(c) occurs and is continuing, Taseko shall have the right, upon written notice to the Purchaser, at its option, to suspend its obligations under this Agreement; provided, however, that those obligations that existed prior to the date of such written notice, and Article 5, Article 6, Section 7.7, Section 12.6 and Schedule L, and such other provisions of this Agreement as are required to give effect thereto, shall not be suspended provided that, if suspension is as a result of a Purchaser Event of Default for a breach of Section 13.11(e), the provisions of Article 6 shall also be suspended.  If the Purchaser cures the Purchaser Event of Default in full within 60 days, then Taseko’s obligations under this Agreement shall recommence as of the date the Purchaser cures the Purchaser Event of Default in full, and Taseko shall not be obligated to sell or deliver any Refined Gold to the Purchaser in respect of Gold Deliveries made during such suspension.  If the Purchaser fails to cure the Purchaser Event of Default in full within 60 days then Taseko may elect at any time thereafter so long as Purchaser has not already cured the Event of Default, to refund to the Purchaser any uncredited balance of the Payment Deposit and thereupon all of Taseko’s obligations hereunder shall thereafter be terminated without prejudice to any other right or remedy it may have against the Purchaser.  If a Purchaser Event of Default under Sections 11.1(d) and 11.1(e) has occurred and is continuing, then Taseko shall have no right to terminate this Agreement, but it shall be entitled to all other remedies available to it at law or in equity.

ARTICLE 12
INDEPENDENT ENGINEER; ADDITIONAL PAYMENT TERMS; DISPUTES

12.1                        Independent Engineer

For all purposes of this Agreement, including Schedule J, the Completion Test, the initial Independent Engineer shall be Bernie Haystead. To the extent he is no longer available to perform the service or if agreed by the Purchaser and Taseko, a replacement Independent Engineer will be selected by the mutual agreement of the Purchaser and Taseko. If the Purchaser and Taseko cannot agree upon a replacement Independent Engineer within 15 days after the Independent Engineer ceases to perform such service, the replacement Independent Engineer shall be selected by the following procedure: the Purchaser will nominate three Qualified Candidates, one of which Taseko will elect within 10 days after Taseko shall have received notice of the Purchaser’s nomination, failing which the Purchaser shall appoint one of the nominees as the Independent Engineer. For purposes hereof, a “Qualified Candidate” shall mean an individual with not less than 15 years of mining engineering expertise in the precious metals industry. The Qualified Candidate will not have been a director, officer, employee of, or contractor or service provider to, or director, officer, beneficial owner or close relative of a beneficial owner of any contractor or service provider to the Purchaser or Taseko or any Affiliate thereof for a period of five years preceding his or her nomination by the Purchaser unless mutually agreed between the Purchaser and Taseko.

The regular retainer of the Independent Engineer shall be paid by the Purchaser. All incremental fees, costs and expenses of the Independent Engineer, including, without limitation, the costs related to reviewing data resulting from a proposed change to Project Costs or the Development Plan and costs related to reviewing Completion Tests after the initial 18 month period, will be borne by Taseko with the costs and expenses for the Completion Test being in accordance with Schedule J.

12.2                        Payments

All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

12.3                        Taxes

All deliveries of Refined Gold or payments made by a Party shall be made without any deduction, withholding, charge or levy for or on account of any tax, duty or other charges of whatever nature imposed by any taxing or Governmental Authority, all of which shall be for the account of the Party making the delivery or payment.

12.4                        Overdue Payments

Any payment or Gold Delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to the LIBO Rate on the due date plus four percent, calculated and compounded monthly in arrears.  Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party.  Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Market Price as of the first trading day that such amount of Refined Gold became payable to such Party.

12.5                        Ongoing Disputes

(a)                                  If the Purchaser disputes any invoice provided pursuant to Section 2.3, the number of ounces of Refined Gold to be delivered in any delivery of Refined Gold to the Purchaser hereunder, or the uncredited balance of the Payment Deposit in any Monthly Report:

(i)            the Purchaser may notify Taseko in writing (the “Dispute Notice”) of such dispute within one year from the date of delivery of the applicable Monthly Report (in the case of a dispute regarding the calculation of the uncredited balance of the Payment Deposit in such Monthly Report) or the applicable Date of Delivery (in the case of a dispute regarding any invoice or the number of ounces of Refined Gold to be delivered to the Purchaser hereunder), as applicable (the “Dispute Period”);

(ii)           if the Purchaser and Taseko have not resolved the dispute within a 60-day period, then the Purchaser shall have the right during the ensuing 60 days to require Taseko to retain an Auditor to prepare a written report on the subject matter of the dispute (the “Auditor’s Report”);

(iii)          the Auditor shall have the same inspection rights as the Purchaser under Section 6.4(a) in order to prepare the Auditor’s Report and Taseko shall provide, or cause to be provided, to the Auditor any information reasonably requested by the Auditor to enable the auditor to prepare the Auditor’s Report;

(iv)          promptly following completion of the Auditor’s Report, Taseko will deliver a copy thereof to the Purchaser;

(v)           the cost of obtaining the Auditor’s Report shall be paid by the Purchaser, unless the Auditor’s Report concludes that (i) in the case of a dispute regarding the number of ounces of Refined Gold to be delivered in any delivery of Refined Gold to the Purchaser hereunder, the number of ounces that should have been delivered by Taseko (in aggregate for all deliveries in dispute) was more than 5% greater than the actual number of ounces so delivered by Taseko, or (ii) in the case of a dispute regarding the calculation of the uncredited balance of the Payment Deposit, the correct uncredited balance of the Payment Deposit is more than 5% different from the amount reported by Taseko in the applicable Monthly Report, in each of which cases the cost of obtaining the Auditor’s Report shall be for the account of Taseko; and

(vi)          if either Taseko or the Purchaser disputes the Auditor’s Report and such dispute is not resolved between the Parties within 10 days after the date of delivery of the Auditor’s Report, then such dispute may be resolved by arbitration in accordance with the arbitration provisions set out in Section 12.6 of this Agreement, provided that such dispute must be referred to arbitration within 30 days after the end of such 10-day period.  If such dispute is not referred to arbitration within such 30-day period, then the Auditor’s Report will be deemed final and binding on the Parties.

(b)                                 If the Purchaser does not deliver a Dispute Notice within the applicable Dispute Period, then each invoice provided pursuant to Section 2.3, the number of ounces of Refined Gold to be delivered in any delivery of Refined Gold to the Purchaser hereunder or the calculation of the uncredited balance of the Payment Deposit, as applicable, will be deemed final and binding on the Parties after the expiry of the applicable Dispute Period.

(c)                                  Any matter in respect of which a Dispute Notice is delivered shall be resolved only pursuant to this Section 12.5, including, if applicable, an arbitration commenced in accordance with Section 12.5(a)(vi).

12.6                        Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim), including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration, and any party may so refer such dispute, controversy or claim to binding arbitration.  Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule L.  The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator.  Judgment on the award may be entered in any court having jurisdiction.  This Section 12.6 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction.  The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

ARTICLE 13
GENERAL

13.1                        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.2                        Survival

The following provisions shall survive termination of this Agreement: Section 5.1; Section 7.7; Section 8.1; Section 10.2; Section 12.5; Section 12.6; Section 13.4; Section 13.5; and Schedule L and such other provisions of this Agreement as are required to give effect thereto and Section 4.10 and Section 6.7 of each of the security Agreements shall survive termination of the Security Agreements.

13.3                        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and Taseko.

13.4                        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).  The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.5                        Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(i)	If to Taseko to:

Taseko Mines Limited
300-905 West Pender Street
Vancouver, B.C.
V6C 1L6

with a copy to:

Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117

Vancouver, B.C.
V6E 4N7

	Attention:	B. Zinkhofer

(ii)	If to the Purchaser, to:

Franco-Nevada Corporation
Suite 740, Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1E4

	Attention:	Corporate Secretary
	Telecopier No.:	416-306-6330

with a copy to:

Gowling Lafleur Henderson LLP
Suite 1600
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1G5

	Attention:	M.J. Anderson
	Telecopier No.:	416-862-7661

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery.  Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.6                        Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.7                        Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of Taseko and the Purchaser

13.8                        Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.9                        Entire Agreement

This Agreement and the Security Agreement together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto.  There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreement.

13.10                 Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.11                 Assignment

(a)                                  This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)                                 Subject to Section 13.11(e), the Purchaser shall be entitled at any time and from time to time to sell, transfer and assign any of its rights and obligations under this Agreement without the consent of Taseko; provided that, before Taseko has received the entire Payment Deposit, any purchaser, transferee or assignee from the Purchaser assumes, by agreement with Taseko (satisfactory to Taseko acting reasonably), the obligations of the Purchaser under this Agreement and the Purchaser shall be relieved of its obligations under this agreement at such time as Taseko has received the entire Payment Deposit, but not before;

(c)                                  Subject to Section 13.11(e), the Purchaser shall be entitled to assign this Agreement as security to its lenders at any time, without the prior written consent of Taseko; provided that, if such assignment occurs before Taseko has received the entire Payment Deposit, such lenders first execute an agreement with Taseko, satisfactory to Taseko acting reasonably, under which such lenders agree that (i) on a sale, transfer or assignment of this Agreement to a third party on a realization by such lenders on the interests of the Purchaser in this Agreement, such lenders shall require the purchaser, transferee or assignee of this Agreement to enter into an agreement with

Taseko agreeing  to assume the obligations of the Purchaser under this Agreement or (ii) on the taking by such lenders for their own right of ownership of the interests of the Purchaser under this Agreement, such lenders will enter into an agreement with Taseko agreeing to assume the obligations of the Purchaser under this Agreement subject to any intercreditor agreement contemplated by Section 7.6.

(d)                                 Except as provided in Section 8.2, Taseko shall not assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreement without the prior written consent of the Purchaser, such consent not to be unreasonably withheld. In no event shall any rights or obligations under this Agreement or the Security Agreement be assigned by Taseko other than together with a transfer of the Prosperity Project to the same assignee.

(e)                                  This Agreement may not be assigned in whole or in part to any Restricted Person.

13.12                 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

13.13                 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

FRANCO-NEVADA CORPORATION

Per:	“Paul Brink”
Name:	Paul Brink
Title:	SVP, Business Development

Per:	“Sharon E. Dowdall”
Name:	Sharon E. Dowdall
Title:	Chief Legal Officer

TASEKO MINES LIMITED

Per:	“Russell Halbauer”
Name:
Title:	President & CEO

Per:	“Peter C. Mitchell”
Name:	Peter C. Mitchell
Title:	Chief Financial Officer

This is Schedule A to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Detailed Operating Plan (to be attached
prior to Commencement Date)

[REDACTED]

This is Schedule B to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Initial Development Plan

[REDACTED]

This is Schedule C to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Initial Operating Plan

[REDACTED]

This is Schedule D to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Permitting Schedule

Table D-1

[REDACTED]

This is Schedule E to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Taseko Representations and Warranties

Taseko hereby represents and warrants to the Purchaser as follows:

(a)                                  it is a company validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence;

(b)                                 all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements and performing its obligations hereunder and thereunder;

(c)                                  it has the requisite corporate power, capacity and authority to enter into this Agreement and the Security Agreements and to perform its obligations hereunder and thereunder;

(d)                                 this Agreement and the Security Agreements and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case except as would not reasonably be expected to have a Material Adverse Effect;

(e)                                  no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements or the transactions contemplated hereby and thereby;

(f)                                    each of this Agreement and the Security Agreements has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms subject to any qualification in the legal opinion provided pursuant to Section 3.2 (d);

(g)                                 it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it;

(h)                                 no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Prosperity Project or the gold produced from the Prosperity Project;

(i)                                     it has paid when due and payable all mining patents, fees or other amounts required to maintain the Prosperity Project;

(j)                                     it has obtained or been issued all material licences, permits, approvals (including environmental approvals), authorizations, rights (including surface and access rights), privileges, concessions or franchises necessary for the construction and Development of the Prosperity Project as contemplated by the Development Plan and Schedule D, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, and such licences, permits, approvals, authorizations, rights, privileges, concessions or franchises the failure to have or obtain which will not have a Material Adverse Effect;

(k)                                  the mineral claims referred to in Schedule G constitute all of the rights that comprise its interest in the Mineral reserves and resources of the Prosperity Project as of the date of this Agreement and it is the registered, recorded and beneficial owner of a 100% undivided interest in and to the Prosperity Project, free and clear of all Encumbrances, except Permitted Encumbrances or as would not have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(l)                                     the [Mineral Claims/Mining Leases] for the Prosperity Project are in full force and effect, and it has complied with all material obligations in respect thereof under Applicable Laws and the terms thereof ;

(m)                               to its knowledge, its right, title and interest in and to the Prosperity Project is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(n)                                 the maps attached hereto as Schedule G depict the location of the Prosperity Project with reasonable accuracy;

(o)                                 subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(p)                                 it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Prosperity Project, and it does not have knowledge of any expropriation proceeding pending or threatened against or affecting all or any part of the Prosperity Project or of any discussions or negotiations which could lead to any such expropriation proceeding;

(q)                                 except as would not have a Material Adverse Effect, conditions on and relating to the Prosperity Project and the surface area covered by the Prosperity Project respecting all past and current operations conducted thereon by it are in material compliance with Applicable Laws, and conditions on and relating to the Prosperity Project and the surface area or mining lots covered by the Prosperity Project respecting all past operations conducted thereon by persons other than Taseko are, to its knowledge, in compliance in all material respects with Applicable Laws;

(r)                                    it has not been notified that it is a party to any action, suit, proceeding, investigation or claim affecting or pertaining to the Prosperity Project or any part thereof, except as would not reasonably be expected to have a Material Adverse Effect and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

2

(s)                                  neither it nor the Prosperity Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(t)                                    it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(u)                                 except for Permitted Encumbrances, Taseko has not granted, nor agreed to grant, an Encumbrance affecting in the Minerals or the Prosperity Property, or any part thereof, to any person other than to the Purchaser; and

(v)                                 it is an “accredited investor” as defined in National Instrument 45-106 of the Canadian Securities Administrators and is acquiring the Special Warrants as principal.

3

This is Schedule F to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Project Costs

Table F-1

[REDACTED]

This is Schedule G to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Description of Prosperity Property (with Maps)

[REDACTED]

This is Schedule H to the Purchase And Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Advance Request

ADVANCE REQUEST

RE:	PURCHASE AND SALE AGREEMENT DATED AS OF MAY 12, 2010 MADE BETWEEN FRANCO-NEVADA CORPORATION AND TASEKO MINES LIMITED (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:	THE PURCHASER

TO:	THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.  Taseko irrevocably requests that the Purchaser make funding available in an amount of US$                                       (the “Funding”) on                                                    (the “Funding Date”) and represents and warrants to the Purchaser that:

1.                                       Project Financing in compliance with Section 7.6 of the Purchase Agreement has [not] been entered into by Taseko;

2.                                       The requested Funding relates to a portion of the Project Costs equal to US$         and such costs are planned to be paid no more than 90 days after the Funding Date;

3.                                       The Purchaser’s pro rata share of the requested Funding to be provided on the Funding Date is           %, as calculated in Appendix A hereto;

4.                                       The amount of Taseko Equity contributed to Project Costs to the date of the requested Funding, including the Taseko Equity contributed to the portion of the Project Costs to which the requested Funding relates is US$                                    ;

5.                                       As of the date of the most recent Development Progress Report, the amount of Project Costs to complete the Development of the Prosperity Project in accordance with the Development Plan is US$                                   and attached as Appendix B hereto is a reconciliation to the Project Costs at the date of submission of the First Advance Request;

6.                                       [•No changes have been made to the Development Plan, the Operating Plan, the Permitting Schedule or the Project Costs, OR; Changes have been made to the Development Plan/Operating Plan/Permitting Schedule/Project Costs [NTD as applicable] as attached hereto as Appendix C;]

7.                                       A certificate of the Chief Financial Officer of Taseko evidencing availability of Full Funding to Completion is attached as Appendix D;

8.                                       All material regulatory and other governmental Permits required in connection with the construction, development or operation of the Prosperity Project required by Schedule D of the Purchase Agreement to have been obtained to the date hereof have been received by Taseko and such Permits allow all activity planned to be accomplished in the 90 days following the Funding Date;

9.                                       No written notice of any construction lien (or claim therefor) against the Prosperity Property has been received by Taseko;

10.                                 All of the representations and warranties made by Taseko pursuant to the Purchase Agreement are true and correct on and as of such date, except as would not have a Material Adverse Effect;

11.                                 No Taseko Event of Default (or an event which with notice or lapse of time or both would become a Taseko Event of Default including, without limitation, a breach of Section 7.12 or any other covenant of Taseko) has occurred and is continuing;

12.                                 Attached as Appendix E, the most recent Monthly Construction Report and any other relevant project documentation or information that may have a material impact on the Development Plan or Permitting Schedule; and

13.                                 Attached as Appendix F is the most recent [REDACTED — SOURCE OF FUNDS] as of the date hereof.

DATED as of                                                   , 20      .

TASEKO MINES LIMITED

Per:
Name:
	Title:	CFO

Per:
Name:
Title:

2

This is Appendix D to Schedule H to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

CHIEF FINANCIAL OFFICER’S CERTIFICATE RE ADVANCE REQUEST

RE:	PURCHASE AND SALE AGREEMENT DATED AS OF MAY 12, 2010 MADE BETWEEN FRANCO-NEVADA CORPORATION AND TASEKO MINES LIMITED (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:	THE PURCHASER

Capitalized terms not defined herein have the meanings given thereto in the Purchase Agreement.  Taseko has delivered to the Purchaser an Advance Request dated as of the date hereof and in connection with such Advance Request, the undersigned, being the Chief Financial Officer of Taseko (acknowledging that the Purchaser is relying thereon in making the Funding requested in such Advance Request) after due inquiry certifies Full Funding to Completion on the basis that the amounts in aggregate in the table below are sufficient to pay the total Project Costs which amount is currently US$-----:

Item		US$
(i)	the then unadvanced Payment Deposit,
(ii)	the cash or other deposits held by Taseko, as evidenced by statements from Taseko’s bankers
(iii)	the projected cash available to Taseko during the period from other sources for completion of the Development Plan, [REDACTED — CALCULATION],
(iv)	Project Costs paid to the date on which a determination is being made,
(v)	available financing permitted under this Agreement.
TOTAL

[•Attached hereto is a statement of changes made to the Development Plan/Operating Plan/Permitting Schedule/Project Costs as at the date hereof and complete amended copy thereof].

DATED as of the • day of •, 20•

•
Chief Financial Officer, Taseko Mines Limited

This is Schedule I to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Independent Engineer’s Advance Certificate

CERTIFICATE OF INDEPENDENT ENGINEER

RE:	PURCHASE AND SALE AGREEMENT DATED AS OF MAY 12 , 2010 MADE BETWEEN FRANCO-NEVADA CORPORATION AND TASEKO MINES LIMITED (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:	THE PURCHASER

Capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.  Taseko has delivered to us and to Purchaser an Advance Request dated                                                    (the “Date”) accordingly, having reviewed, among other things, the Advance Request and the materials provided therewith in accordance with Section 3.3 of the Purchase Agreement we:

1.                                       are of the opinion that the Project Costs to complete the construction and development of the Prosperity Project in accordance with the Development Plan are as provided in the Advance Request [•(or) confirm that we are unable to confirm the Project Costs as provided in the Advance Request and we will within a further 15 days the Independent Engineer provide to Taseko and the Purchaser a revised Project Costs estimate];

2.                                       are of the opinion that there is no reason to believe that all Permits required to complete the construction, development and operation of the Prosperity Project in accordance with the Development Plan, may not be received when required as anticipated in accordance with the Permitting Schedule attached as Schedule D of the Purchase Agreement; and

3.                                       are of the opinion that no change or changes that have been made in the Development Plan, the Operating Plan or the Permitting Schedule will have a material negative impact on the interests of the Purchaser.

DATED as of                                                   , 20      .

BERNIE HAYSTEAD

Per:
Name:
Title:

Per:
Name:
Title:

2

This is Schedule J to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Completion Test(s)

[REDACTED]

This is Schedule K to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated May 12, 2010

Purchaser Representations and Warranties

The Purchaser hereby represents and warrants to Taseko as follows:

(a)                                  it is a corporation duly incorporated and validly existing under the laws of Canada and is up to date in respect of all filings required by law;

(b)                                 all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and issuing the Payment Deposit Warrants and performing its obligations hereunder and thereunder;

(c)                                  it has the requisite corporate power, capacity and authority to enter into this Agreement and to issue the Payment Deposit Warrants and to perform its obligations hereunder and thereunder;

(d)                                 this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not and the issuance of the Payment Deposit Warrants will not (i) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)                                  no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby, except for, with respect to the issuance of the Payment Deposit Warrants, the approval of the Toronto Stock Exchange and except for Approvals the failure of which to obtain would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(f)                                    the Payment Deposit Warrants will be duly allotted and issued in accordance with the requirements of the TSX and will not be subject to a hold period provided that the Special Warrants were issued at least four months’ prior to the Commencement Date;

(g)                                 this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(h)                                 it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it;

(i)                                     it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person; and

(j)                                     it has at this time and will continue to have until the Payment Deposit is paid in full or this Agreement is terminated, sufficient cash and credit resources to fully fund the Payment Deposit to Taseko as advances become due hereunder.

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This is Schedule L to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated May 12, 2010

Dispute Resolution

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.                                       Initiation of Arbitration Proceedings

(a)                                  If either Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party.  If such notice is not given within such 20-day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party.  If the Parties do not agree upon a single arbitrator within such 20-day period such arbitrator shall be chosen by ADR Chambers Inc, Toronto, Ontario at the written request of either Party.

(b)                                 The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

2.                                       Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(i)                                     Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(ii)                                  Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii)                               All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(iv)                             After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.                                       Meetings and Hearings

(a)                                  The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing.  The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator.  Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)                                 All meetings and hearings will be in private unless the Parties otherwise agree.

(c)                                  Any Party may be represented at any meetings or hearings by legal counsel.

(d)                                 Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.                                       The Decision

(a)                                  The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)                                 The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)                                  The decision shall determine and award costs.

(d)                                 Any Party may appeal the decision of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs of such proceedings on a substantial indemnity basis.

5.                                       Jurisdiction and Powers of the Arbitrator

(a)                                  By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)                                 Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)                                    determine any question of law arising in the arbitration;

(ii)                                  determine any question as to the Arbitrator’s jurisdiction;

(iii)                               determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)                              order any Party to furnish further details of that Party’s case, in fact or in law;

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(v)                                 proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)                              receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)                           make one or more interim awards;

(viii)                        hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)                                order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)                                   make interim orders to secure all or part of any amount in dispute in the arbitration.

6.                                       Confidentiality

(a)                                  The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions.  In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)                                 The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

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This is Schedule M1 to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Security Agreement for Prosperity Property

SECURITY AGREEMENT [MINING CLAIMS AND LEASES]

THIS AGREEMENT is made as of the 12th day of May, 2010 by TASEKO MINES LIMITED (herein called “Taseko”) a company incorporated under the laws of British Columbia, 300 — 905 West Pender Street, Vancouver, British Columbia, Telecopy No. (778) 373-4534 in favour of FRANCO-NEVADA CORPORATION (herein called the “Purchaser”) Suite 740, 130 King Street West, Toronto, Ontario, M5X 1E4, Telecopy No. (416) 306-6330.

BACKGROUND:

Pursuant to the gold purchase agreement dated May 12, 2010 (the “Purchase Agreement”) between Taseko and the Purchaser, it is a condition of the Purchase Agreement that Taseko enter into this Security Agreement.

FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby acknowledged), Taseko covenants, agrees, grants, acknowledges, represents and warrants in favour of the Purchaser, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Each word and phrase defined or given an extended meaning in Schedule 1.1 is used in this Security Agreement with the defined or extended meaning assigned to it in Schedule 1.1.

1.2                                                                               Statutes

Each reference in this Security Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision of any thereof) at any time shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each change thereto made at or before that time.

1.3                                                                               Headings

The division of this Security Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Security Agreement.  The Article and Section headings in this Security Agreement are included solely for convenience, are not intended to be full or accurate descriptions and shall not be considered part of this Security Agreement.

1.4                                                                               Number and Gender

In this Security Agreement, words (including defined terms) in the singular include the plural and vice-versa (the necessary changes being made to fit the context) and words in one gender include all genders.

1.5                                                                               Reference to Agreements

Each reference in this Security Agreement to any agreement (including this Security Agreement and any other term defined in Schedule 1.1 that is an agreement), document or instrument shall be construed so as to include such agreement (including any attached schedules, appendices and exhibits), document or instrument and each amendment, supplement, other modification, amendment and restatement, novation and replacement made to it at or before the time in question.

ARTICLE 2
GRANT OF SECURITY

2.1                                                                               Security

As general and continuing collateral security, without impairment or novation, for the due payment and performance of the Obligations, and subject to the exceptions in Section 2.5, Taseko charges, mortgages, assigns and transfers and grants a security interest in the following Collateral as and by way of a fixed and specific mortgage, charge and security interest to and in favour of the Purchaser:

(a)                                  all of Taseko’s right, title and interest in and to all presently owned or held and after acquired or held Mining Leases (including its interest in the Mining Leases listed in Schedule 2.1 hereto) and all Surface Rights relating to or comprising the Prosperity Property or any part thereof, together with any renewals thereof, and all other rights related thereto;

(b)                                 all of Taseko’s right, title and interest in and to all presently owned or held and after acquired or held Mineral Claims (including its interests in the Mineral Claims listed in Schedule 2.1 hereto) and all Surface Rights relating to or comprising the Prosperity Property or any part thereof, together with any renewals thereof; and all other rights related thereto; and

(c)                                  all Proceeds and Replacements of or to Collateral referred to in clauses (a) and (b) above, including all rights thereto.

2.2                                                                               Attachment

Taseko acknowledges that value has been given, that Taseko and the Purchaser have not agreed to postpone the time for attachment of the Security and that the Security is intended to attach, as to all of the Collateral in which Taseko now has rights, when Taseko executes this Security Agreement, and, as to all Collateral in which Taseko only has rights after the execution of this Security Agreement, when Taseko first has such rights. For certainty,

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Taseko confirms and agrees that the Security is intended to attach to all present and future Collateral of Taseko and each successor of Taseko.

2.3                                                                               Permitted Dispositions

Taseko shall not sell, consign, lease, move, destroy or otherwise dispose of, impair or abandon any Collateral except as permitted by this Agreement or the Purchase Agreement.

2.4                                                                               Proceeds Held in Trust

After an Event of Default occurs, Taseko shall receive and hold all Proceeds in trust, separate and apart from other monies, instruments or property, and shall forthwith endorse as necessary and pay over or deliver them to the Purchaser.

2.5                                                                               Surface Rights, Mineral Claims and Mining Leases

(a)                                  The last day of the term of any lease, oral or written, or any agreement therefor, now held or hereafter acquired by Taseko shall be excepted from the Security and shall not form part of the Collateral but Taseko shall stand possessed of such one day remaining upon trust to assign and dispose of the same as the Purchaser directs.  Subject to Section 2.5(c), if any such lease or agreement therefor contains a provision which provides in effect that such lease or agreement may not be assigned, sub-leased, charged or made the subject of any Lien without the consent of the lessor, the application of the Security to any such lease or agreement shall be conditional upon such consent being obtained.

(b)                                 Upon any sale by the Purchaser or any Receiver of any leasehold interest pursuant to this Security Agreement, the Purchaser or any Receiver, for the purpose of vesting the one day residue of the term or renewal thereof in any purchaser or purchasers, shall be entitled by deed or writing to appoint such purchaser or purchasers or any other Person or Persons a new trustee or trustees of the aforesaid reside of any such term or renewal thereof in the place and stead of Taseko and to vest the same accordingly in the new trustee or trustees so appointed free from any obligation respecting the same.

(c)                                  Notwithstanding anything to the contrary contained herein, if Taseko cannot lawfully grant the Security in any Surface Right, Mineral Claim or Mining Lease comprised in the Collateral in which it now or hereafter has rights because the Surface Right, Mineral Claim or Mining Lease prohibits or restricts such Security, the Surface Right, Mineral Claim or Mining Lease requires the consent of any Person which has not been obtained or the grant of such Security in the Surface Right, Mineral Claim or Mining Lease would contravene Applicable Law, that Surface Right, Mineral Claim or Mining Lease shall not, to the extent it would be illegal or result in a breach or default under that Surface Right, Mineral Claim or Mining Lease (each, a “Prescribed Right”), be subject to the Security (save to the extent provided below) unless and until such agreements, consents, waivers

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and approvals as may be required to avoid such illegality, breach or default have been obtained (“Required Approvals”). The Security shall nonetheless immediately attach to any rights of Taseko arising under, by reason of, or otherwise in respect of such Surface Right, Mineral Claim or Mining Lease such as the right to receive payments thereunder and all Proceeds and Replacements of the Surface Right, Mineral Claim or Mining Lease (“Related Rights”), if and to the extent and as at the time such attachment to the Related Rights is not illegal or would not result in a breach or default thereunder.

(d)                                 To the extent permitted by Applicable Law and the Prescribed Rights, Taseko will hold in trust for the Purchaser, and provide the Purchaser with the benefits of, each Prescribed Rights and will enforce all Related Rights at the direction of the Purchaser or at the direction of such other Person (including any purchaser of Collateral from the Purchaser or any Receiver) as the Purchaser may designate.

(e)                                  Taseko shall forthwith use commercially reasonable best efforts to obtain, as soon as reasonably practicable, all such Required Approvals and acknowledgements of the nature referred to in Subsection 2.5(c).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Taseko represents and warrants to and in favour of the Purchaser, as follows:

3.1                                                                               Incorporation

Taseko is validly incorporated and organized and is a valid and subsisting corporation under the laws of the Province of British Columbia.

3.2                                                                               Corporate Power

Taseko has the power, capacity, and authority, and has taken all necessary corporate action, to authorize, issue and perform this Security Agreement and to grant the Security.

3.3                                                                               Business

Taseko has all necessary power, capacity, and authority to own its Business Assets (including the Collateral) and to carry on its current undertakings and business, and any undertakings or businesses in which it contemplates it will engage, in each relevant jurisdiction.

3.4                                                                               No Conflict

Neither the issuance nor the performance of this Security Agreement nor the granting of the Security requires the Authorization of any Governmental Authority having jurisdiction over Taseko or its Business Assets, nor is this Security Agreement in contravention or breach of or in conflict with the constating documents, any unanimous shareholder agreement, by-laws or resolutions of the directors or shareholders of Taseko or of the provisions of any

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agreement or License to which Taseko is a party as at the date hereof or by which it or any of its Business Assets may be bound as at the date hereof (except, in relation to any agreement or License, for any contravention, breach or conflict which does not, and could not reasonably be expected to have a material adverse effect on Taseko or any of its Business Affairs) or of any Applicable Law to which Taseko or any of its Business Assets may be subject. No such action will oblige Taseko to grant any Lien to any Person other than the Purchaser.

3.5                                                                               Title

Subject only to Permitted Encumbrances, Applicable Law governing the Surface Rights, Mineral Claims or Mining Leases and the terms of the Surface Rights, Mineral Claims or Mining Leases, Taseko has and will have good and marketable title to the Collateral free and clear of all Liens whatsoever.

3.6                                                                               Enforceability

This Security Agreement constitutes a valid and legally binding obligation of Taseko enforceable against Taseko in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors’ rights in general, to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion and to any reasonable qualifications expressed in the legal opinions delivered by counsel for Taseko to the Purchaser pursuant to the Purchase Agreement.

3.7                                                                               Mineral Tenures

Schedule 2.1 includes a complete list of all Surface Rights (other than those provided under s.14(1) of the Mineral Tenure Act (British Columbia)), Mineral Claims and Mining Leases owned, held or used by Taseko as at the date hereof in carrying on Taseko’s business related to the Prosperity Property. Upon Taseko’s acquisition of rights in any additional Surface Right (other than those provided under s.14(1) of the Mineral Tenure Act (British Columbia)), Mineral Claim or Mining Lease related to the Prosperity Property, Taseko will immediately give written notice to the Purchaser of full particulars of the same.

3.8                                                                               Reliance and Survival

All representations and warranties of Taseko made herein or in any certificate or other document delivered by or on behalf of Taseko to the Purchaser are material, shall survive the issuance of this Security Agreement and shall continue in full force and effect without time limit. The Purchaser shall be deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of the Purchaser at any time.

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ARTICLE 4
COVENANTS OF TASEKO

4.1                                                                               Maintenance

Taseko shall diligently maintain and use the Collateral and shall conduct its business in a proper and efficient manner so as to preserve and protect the Collateral and the earnings, issues and profits thereof.

4.2                                                                               Access to Records

Taseko shall upon prior written request from the Purchaser, permit the Purchaser or its Representatives at any commercially reasonable time to have access to all premises occupied by Taseko or any place where any Collateral may be found in order to inspect any Collateral and to examine the books of account and other records and reports of Taseko including the Records, and to have temporary custody of, make copies of and take extracts from such records, reports and Records.

4.3                                                                               Taxes

Taseko shall pay all Taxes when due except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established and either (a) no Lien attaches to Collateral to secure the payment of such Taxes or (b) a Lien attaches to Collateral to secure the payment of such Taxes but no risk of enforcement exists and Taseko has paid to or deposited with the relevant taxation authority such amounts as may be assessed or otherwise required to cease all related penalties and interest from continuing to accrue. Taseko shall provide the Purchaser with evidence of Tax payments upon written request.

4.4                                                                               Liens

Taseko shall keep the Collateral free at all times from Liens, except Permitted Encumbrances, and shall defend the title to the Collateral against all Persons. Taseko shall not permit any Collateral to become an accession to or commingled with any property other than other Collateral or to become a fixture unless the Security ranks prior to the interests of all Persons in the subject realty. Neither the foregoing nor Section 3.4 shall in any way prevent the Purchaser from, at any time, contesting the validity, enforceability or priority of any Lien. Subject to the Purchase Agreement, no Lien shall be entitled to priority over the Security.  Nothing in this Security Agreement is intended to create any rights (including subordination rights) in favour of any Person other than the Purchaser, any Receiver and the other Indemnified Parties.

4.5                                                                               Compliance with Governmental Requirements

Taseko shall duly comply with all requirements of any Governmental Authority applicable to any Collateral or its use and with all covenants, terms or conditions upon which any Collateral is held or used.

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4.6                                                                               Further Assurances

Taseko shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, mortgages and charges, security agreements, assignments, agreements and assurances as the Purchaser may reasonably require in order to give effect to the provisions of this Security Agreement and for the better, confirming, registering, securing or perfecting, or maintaining the perfection of, the Security and the priority accorded to the Security intended under this Security Agreement. Upon the request of the Purchaser, Taseko shall specifically mortgage, pledge, charge, grant a security interest in, or assign in favour of the Purchaser any property that forms part of or is derived from or connected to the Prosperity Property which Taseko now or hereafter has rights and shall execute all documents reasonably required by the Purchaser in connection therewith. Taseko constitutes and appoints the Purchaser acting by any officer for the time being of the Purchaser located at its address for notices prescribed by Section 7.3 to be its attorney with full power of substitution to do on Taseko’s behalf anything that Taseko can lawfully do by an attorney, including to do, make and execute all such agreements, deeds, acts, matters or things, with the right to use the name of Taseko, whenever and wherever it deems necessary or expedient and to carry out Taseko’s obligations under this Security Agreement. Such power of attorney, being granted by way of security and coupled with an interest, is irrevocable until Payment in Full of the Obligations. Such power of attorney shall not be exercisable by the Purchaser (a) unless a Default has occurred and is continuing or (b) unless the Purchaser has requested Taseko to take any action required pursuant to this Section 4.6 and Taseko has failed to do so.

4.7                                                                               Notice of Change

Taseko shall notify the Purchaser in writing:

(a)                                  forthwith of any Litigation which could materially adversely affect any Collateral or the Security therein;

(b)                                 forthwith after receipt by Taseko of any notice from any Governmental Authority regarding, or the occurrence of, any of the following events:  non-compliance with Applicable Laws, order for suspension of mining activities, cancellation or forfeiture of, or the failure to renew or expiry of, a Mineral Claim, Mining Lease or Surface Right; and

(c)                                  at least 3 Business Days prior to (i) any change of name, or the adoption of a French form of name, or the adoption of a combined English/French or French/English form of name, of Taseko, (ii) any transfer of Taseko’s interest in any Collateral not expressly permitted hereunder, or (iii) any change in the registered office or chief executive office of Taseko.

4.8                                                                               Costs

Taseko shall forthwith reimburse the Purchaser, on demand and on a full indemnity basis, for all interest, commissions, costs of realization and other costs and expenses (including legal fees and expenses on a full indemnity basis) incurred by the Purchaser or any

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Receiver in connection with the enforcement of this Security Agreement and the enforcement of the Security, including those arising in connection with the realization, disposition of, retention, protection or collection of any Collateral and the protection or enforcement of the rights of the Purchaser or any Receiver.

4.9                                                                               Reimbursements as Obligations

All amounts for which Taseko is required hereunder to reimburse the Purchaser or any Receiver shall, from the date of disbursement until the date the Purchaser or such Receiver receives reimbursement, be deemed advanced to Taseko by the Purchaser or such Receiver, as the case may be, on the faith and security of this Security Agreement, shall be deemed to be Obligations secured by the Security and shall bear interest from the date of disbursement, compounded and payable monthly, both before and after demand, default and judgment, until payment of such amount is paid in full at the Default Rate.

4.10                                                                        General Indemnity

Taseko will indemnify the Purchaser, any Receiver and their respective Representatives, (each, an “Indemnified Party”) in respect of, and save each Indemnified Party fully harmless from and against, all loss and expense which an Indemnified Party may suffer or incur in connection with (a) the exercise by the Purchaser or any Receiver of any of its rights hereunder, (b) any breach by Taseko of the representations or warranties of Taseko contained herein, or (c) any breach by Taseko of, or any failure by Taseko to observe or perform, any of the Obligations, save that Taseko shall not be obliged to so indemnify any Indemnified Party to the extent such losses and expenses are determined by a final Award (from which no appeal may be made or the applicable appeal periods have lapsed without any appeal therefrom having been perfected) to have directly resulted from the wilful misconduct or gross negligence of the Indemnified Party. The Purchaser shall be constituted as the trustee of each Indemnified Party, other than itself, and shall hold and enforce each such other Indemnified Party’s rights under this Section 4.10 for their respective benefits.

4.11                                                                        Registration

Taseko shall cause its Representatives to forthwith register, file and record this Security Agreement or notice thereof, on behalf of the Purchaser at all proper offices where, in the opinion of counsel to the Purchaser, such registration, filing or recording may be necessary or advantageous to create, perfect, preserve or protect the Security in the Collateral and its priority and shall hereafter cause its Representatives to maintain all such registrations, filings and recordings on behalf of the Purchaser in full force and effect.

4.12                                                                        Updated Lists

As soon as Taseko acquires any rights in any Surface Right (other than those provided under s.14(1) of the Mineral Tenure Act (British Columbia)), Mineral Claim or Mining Lease that forms part of or is used in connection with the Prosperity Property, a written description describing that Surface Right, Mineral Claim or Mining Lease shall be deemed to have been incorporated into Schedule 2.1 and Taseko shall promptly deliver to the Purchaser an

8

updated version of such Schedule 2.1, showing additions and deletions to the Collateral since the prior version forming a part hereof, provided however that any such addition shall not result in increasing the physical or subsurface area of the Prosperity Project outside of the Mineral Claims existing as of the date hereof.  Each such version approved of by the Purchaser shall be deemed to be part of this Security Agreement as of its preparation date.

ARTICLE 5
DEFAULT

5.1                                                                               Acceleration on Event of Default

If the Purchaser declares the Payment Deposit to be immediately due and payable, in accordance with the Purchase Agreement, the Obligations shall be immediately due and payable and the Security shall become immediately enforceable without the necessity for any further action or notice by the Purchaser.

5.2                                                                               Waiver

The Purchaser may waive any Default or an Event of Default or any breach by Taseko of any of the provisions of this Security Agreement. No waiver, however, shall be deemed to extend to a subsequent breach or Default or an Event of Default, whether or not the same as or similar to the breach or Default or an Event of Default waived, and no act or omission by the Purchaser shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or an Event of Default or the rights of the Purchaser arising therefrom. Any such waiver must be in writing and signed by the Purchaser to be effective. No failure on the part of the Purchaser to exercise, and no delay by the Purchaser in exercising, any right under this Security Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

ARTICLE 6
REMEDIES ON DEFAULT

6.1                                                                               Remedies of Purchaser

If the Security becomes enforceable in accordance with Article 5, the Purchaser shall have the rights set out in this Article 6.

6.2                                                                               Right to Appoint a Receiver

The Purchaser may appoint by instrument in writing one or more Receivers of any Collateral. Any such Receiver shall have the rights set out in this Article 6. In exercising such rights, any Receiver shall act as and for all purposes shall be deemed to be the agent of Taseko and the Purchaser shall not be responsible for any act or default of any Receiver. The Purchaser may remove any Receiver and appoint another from time to time. An officer or employee of the Purchaser may be appointed as a Receiver. No Receiver appointed by the Purchaser need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court. If two or more Receivers are appointed to act concurrently, they shall, unless otherwise

9

expressly provided in the instrument appointing them, so act severally and not jointly and severally. The appointment of any Receiver or anything done by a Receiver or the removal or termination of any Receiver shall not have the effect of constituting the Purchaser a mortgagee in possession in respect of the Collateral.

6.3                                                                               Rights of a Receiver

Any Receiver appointed by the Purchaser shall have the following rights:

(a)                                  Power of Entry. Taseko shall forthwith upon demand deliver to a Receiver possession of any Collateral at the place specified by the Receiver. Any Receiver may at any time enter upon any premises owned, leased or otherwise occupied by Taseko or where any Collateral is located to take possession of, disable or remove any Collateral, and may use whatever means the Receiver considers advisable to do so.

(b)                                 Power of Sale. Any Receiver may sell, lease, consign, license, assign or otherwise dispose of any Collateral by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by Taseko to the extent permitted by Applicable Law. Any Receiver may, at its discretion, establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral again without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral. The exercise by the Receiver of any power of sale does not preclude the Receiver from further exercise of its power of sale in accordance with this clause.

(c)                                  Carrying on Business. With respect to, and to the extent of, the Collateral and the Prosperity Property, any Receiver may carry on, or concur in the carrying on of, any of the business or undertaking of Taseko and may, to the exclusion of all others, including Taseko after five Business Days written notice, enter upon, occupy and use any of the premises, buildings, plant and undertaking of, or occupied or used by, Taseko and, for such time and such purposes as the Receiver sees fit, may use any of the equipment and intangibles of Taseko that Taseko has not removed from the Prosperity Property within five Business Days after the Purchaser or the Receiver has given Taseko written notice to do so. No Receiver shall be liable to Taseko for any negligence in so doing or in respect of any rent, charges, costs, depreciation or damages in connection with any such action.

(d)                                 Any Receiver may complete any unfinished construction upon or in the Collateral including having the power to:

(i)                                     appoint and engage superintendents, architects, engineers, miners, geologists, consultants, contractors, managers, advisors and such other

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personnel which, in the discretion of the Receiver, may be required to construct, furnish or operate the Collateral;

(ii)                                  enter into contracts for the supply of materials and services which the Receiver deems necessary to complete or operate the Collateral;

(iii)                               enter into and enforce and take the benefit of Surface Rights, Mineral Claims, Mining Leases, agreements and other arrangements in respect of the Collateral from municipal or other Governmental Authorities or from any other source whatsoever which provide loans, grants or Licenses;

(iv)                              enter into, enforce, use and take the benefit of construction contracts, contracts for services or materials, performance bonds, insurance contracts, development agreements, plans, studies, reports, information or any other matter, material or arrangement in respect of the Collateral; and

(v)                                 with the approval of a court of competent jurisdiction, if required by Applicable Law, terminate any Surface Rights, Mineral Claims, Mining Leases or other arrangements made by Taseko in connection with the Collateral on such terms as the Receiver deems reasonable.

(e)                                  Pay Liens. Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. A Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of Taseko with respect to, and to the extent of, the Collateral and the Prosperity Property and may grant Liens in any Collateral in priority to the Security as security for the money so borrowed. Taseko will forthwith on demand reimburse the Receiver for all such payments and borrowings.

(f)                                    Dealing with Collateral. Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable without notice to Taseko (except as otherwise required by Applicable Law), and may charge on its own behalf and pay to others its costs and expenses (including legal, Receiver’s and accounting fees and expenses on a full indemnity basis) incurred in connection with such actions. Taseko will forthwith upon demand reimburse the Receiver for all such costs or expenses.

(g)                                 Powers re Collateral. Any Receiver may have, enjoy and exercise all of the rights of and enjoyed by Taseko with respect to the Collateral or incidental, ancillary, attaching or deriving from the ownership by Taseko of the Collateral, the right to commence or continue Litigation to preserve or protect Collateral and the right to grant or agree to Liens and grant or reserve profits a prendre, easements, rights of ways, rights in the nature of easements and licenses over or pertaining to the whole or any part of the Collateral.

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(h)                                 Retain Services. Any Receiver may retain the services of such real estate brokers and agents, lawyers, accountants, appraisers and other consultants as the Receiver may deem necessary or desirable in connection with anything done or to be done by the Receiver or with any of the rights of the Receiver set out herein and pay their commissions, fees and disbursements (which payment shall constitute part of the Receiver’s disbursements reimbursable by Taseko hereunder). Taseko shall forthwith on demand reimburse the Receiver for all such payments.

6.4                                                                               Right to have Court Appoint a Receiver

The Purchaser may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

6.5                                                                               Purchaser may exercise rights of a Receiver

In lieu of, or in addition to, exercising its rights under Sections 6.3 and 6.4, the Purchaser has, and may exercise, any of the rights which are capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

6.6                                                                               Retention of Collateral

The Purchaser may elect to retain any Collateral in satisfaction of the Obligations. The Purchaser may designate any part of the Obligations to be satisfied by the retention of particular Collateral which the Purchaser considers to have a net realizable value approximating the amount of the designated part of the Obligations, in which case only the designated part of the Obligations shall be deemed to be satisfied by the retention of the particular Collateral.

6.7                                                                               Limitation of Liability

Neither the Purchaser nor any Receiver shall be liable or accountable for any failure of the Purchaser or any Receiver to seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral nor shall any of them be bound to institute Litigation for any such purposes or for the purpose of preserving any rights of the Purchaser, Taseko or any other Person in respect of any Collateral. Neither the Purchaser nor any Receiver shall be liable or responsible for any loss and expense whatever which may accrue in consequence of any such failure resulting from any negligence of the Purchaser, any Receiver or any of their respective Representatives or otherwise. If any Receiver or the Purchaser takes possession of any Collateral, neither the Purchaser nor any Receiver shall have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

6.8                                                                               Extensions of Time

The Purchaser and any Receiver may grant renewals, extensions of time and other indulgences, take and give up Liens, accept compositions, grant releases and discharges, perfect or fail to perfect any Liens, release any Collateral to third parties and otherwise deal or fail to deal with Taseko, debtors of Taseko, guarantors, sureties and others and with any Collateral and

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other Liens as the Purchaser may see fit, all without prejudice to the liability of Taseko to the Purchaser or the rights of the Purchaser and any Receiver under this Security Agreement.

6.9                                                                               Application of Payments against Obligations

Any Recovery received by the Purchaser in respect of the Obligations from time to time and any Recovery realized by the Purchaser on any Collateral shall be appropriated and applied by the Purchaser in accordance with Section 6.17.

6.10                                                                        Set-Off, Combination of Accounts met and/or Crossclaims

The Obligations will be paid by Taseko without regard to any equities between Taseko and the Purchaser or any right of set-off or cross-claim. Any indebtedness owing by the Purchaser to Taseko, direct or indirect, extended or renewed, actual or contingent, mutual or not, may be set off or applied against, or combined with, the Obligations by the Purchaser at any time either before or after maturity, without demand upon or notice to anyone.

6.11                                                                        Deficiency

If the proceeds of the realization of any Collateral are insufficient to repay all liquidated Obligations, Taseko shall forthwith pay or cause to be paid to the Purchaser such deficiency.

6.12                                                                        Validity of Sale

No Person dealing with the Purchaser or any Receiver or with any Representative of the Purchaser or any Receiver shall be concerned to inquire whether the Security has become enforceable, whether any right of the Purchaser or any Receiver has become exercisable, whether any Obligations remain outstanding or otherwise as to the propriety or regularity of any dealing by the Purchaser or any Receiver with any Collateral or to see to the application of any money paid to the Purchaser or any Receiver, and in the absence of fraud on the part of such Person such dealings shall be deemed, as regards such Person, to be within the rights hereby conferred and to be valid and effective accordingly.

6.13                                                                        Purchaser or Receiver may Perform

If Taseko fails to perform any Obligations, without limiting any other provision hereof, the Purchaser or any Receiver may perform those Obligations as attorney for Taseko in accordance with Section 4.6. Taseko shall remain liable under each agreement, Surface Right, Mineral Claim, Mining Lease and License to which it is party or by which it or any of its Business Assets is bound and shall perform all of its obligations thereunder, and shall not be released from any of its obligations under any such agreement, Surface Right, Mineral Claim or Mining Lease by the exercise of any rights by the Purchaser or any Receiver. Neither the Purchaser nor any Receiver shall have any obligation under any such agreement, Surface Right, Mineral Claim or Mining Lease by reason of this Security Agreement, nor shall the Purchaser or any Receiver be obliged to perform any of the obligations of Taseko thereunder or to take any action to collect or enforce any claim made subject to the security of this Security Agreement. The rights conferred on the Purchaser and any Receiver under this Security Agreement are for

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the purpose of protecting the Security in the Collateral and shall not impose any obligation upon the Purchaser or any Receiver to exercise any such rights.

6.14                                                                        Effect of Appointment of Receiver

As soon as the Purchaser takes possession of any Collateral or appoints a Receiver over any Collateral, all rights of each of the Representatives of Taseko with respect to that Collateral shall cease, unless specifically continued by the written consent of the Purchaser or the Receiver.

6.15                                                                        Time for Payment

If any Obligations are due by maturity, demand or acceleration, it shall be deemed reasonable for the Purchaser to exercise its rights under this Security Agreement immediately if such payment is not made, and any days of grace or any time for payment which might otherwise be required to be afforded to Taseko by any agreement or Applicable Law is hereby irrevocably waived to the extent permitted by law.

6.16                                                                        Rights in Addition

The rights conferred by this Article 6 are in addition to, and not in substitution for, any other rights the Purchaser may have under this Security Agreement, at law, in equity or by or under Applicable Law or the Purchase Agreement or any other security agreement. The Purchaser may proceed by way of any action, suit or other proceeding at law or in equity including (a) the right to take proceedings in any court of competent jurisdiction for the sale or foreclosure of the Collateral and (b) filing proofs of claim and other documentation to establish the claims of the Purchaser in any Litigation relating to Taseko. No right of the Purchaser or any Receiver shall be exclusive of or dependent on any other. Any such right may be exercised separately or in combination, and at any time. The exercise by the Purchaser or any Receiver of any right hereunder does not preclude the Purchaser or any Receiver from further exercise of such right in accordance with this Security Agreement.

6.17                                                                        Application of Proceeds

Each Recovery received by the Purchaser will be held and dealt with by or applied and paid to the relevant parties or Persons indicated below promptly following receipt by the Purchaser in the following order:

(a)                                  first, to be applied to the Payment in Full of the Obligations due and owing to the Purchaser under the Purchase Agreement, including all reasonable fees of the Purchaser and all reasonable out-of-pocket disbursements, fees, costs and expenses incurred by the Purchaser in connection with the preservation of the Security or the Collateral or any enforcement proceedings and all amounts for which the Purchaser is entitled to payment or indemnity from Taseko pursuant to any other provision of this Security Agreement;

(b)                                 second, to be held by the Purchaser and invested in accordance with Section 6.18 until the aggregate amount so held by the Purchaser equals 110% of the aggregate

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total amount of all remaining Obligations owing to the Purchaser after Payment in Full of the amounts referred to in paragraph (a) above; and

(c)                                  third, after Payment in Full of all Obligations in accordance with paragraph (a) above, the surplus, if any, remaining from that Recovery after applying any portion thereof required to ensure that the Purchaser holds the amount specified in paragraph (b) above, will be paid to Taseko, unless otherwise directed by any Order of any competent Governmental Authority, or as required by Applicable Law.

The fact that the Purchaser may make a payment pursuant to paragraph (c) above or may determine that the Obligations have been paid in full, will not thereafter prevent the Purchaser from applying any further Recovery in the order set out in this Section 6.17.

6.18                                                                        Investment of Recoveries

Unless herein otherwise provided, any of the funds received and held by the Purchaser pursuant to this Security Agreement may be deposited in a separate collateral account in the name of the Purchaser (which may be held with the Purchaser or an affiliate or related party of the Purchaser), which account shall be non-interest bearing. Prior to the occurrence of a Default, the Purchaser shall invest in its name such funds in Authorized Investments in accordance with a written direction (an “Investment Direction”) received by it from time to time from Taseko and thereafter as the Purchaser shall determine. Any Investment Direction must be provided to the Purchaser no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such Investment Direction received by the Purchaser after 9:00 a.m. (Toronto time) or received on a non-Business Day shall be deemed to have been received by the Purchaser prior to 9:00 a.m. (Toronto time) on the next Business Day. For the purposes of this Section 6.18, “Authorized Investments” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that each such obligation is rated at least R-1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by any other recognized Canadian public debt rating agency.

ARTICLE 7
GENERAL

7.1                                                                               Security in Addition

The Security does not replace or otherwise affect any existing or future Lien held by the Purchaser. Neither the taking of any Litigation, judicial or extra-judicial, nor the refraining from so doing, nor any dealing with any other security for any Obligations shall release or affect the Security. Neither the taking of any Litigation, judicial or extra-judicial, pursuant to this Security Agreement, nor the refraining from so doing, nor any dealing with any Collateral shall release or affect any of the other Liens held by the Purchaser for the payment or performance of the Obligations.

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7.2                                                                               No Merger

This Security Agreement shall not operate by way of a merger of the Obligations or of any agreement or other document by which the Obligations now or at any time hereafter may be represented or evidenced. Neither the taking of any judgment nor the exercise of any power of seizure or disposition shall extinguish the liability of Taseko to pay and perform the Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation. No covenant, representation or warranty of Taseko herein shall merge in any judgment.

7.3                                                                               Notices

Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Security Agreement shall be given in accordance with the Purchase Agreement.

7.4                                                                               Time of the Essence

Time is and shall remain of the essence of this Security Agreement and each of its provisions.

7.5                                                                               Governing Law

This Security Agreement shall be governed by, and interpreted in accordance with, the laws in force in the Province of British Columbia, including the federal laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Taseko irrevocably attorns to and submits to the non-exclusive jurisdiction of the Courts of British Columbia with respect to any matter arising hereunder or related hereto. Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Purchaser under the laws of any other jurisdiction where Collateral may be located.

7.6                                                                               Doctrine of Consolidation

Pursuant to section 31(2) of the Property Law Act (British Columbia), the doctrine of consolidation shall apply to this Security Agreement.

7.7                                                                               Security Effective Immediately

Neither the issuance nor registration of, or any filings with respect to, this Security Agreement, nor any partial advance of the Payment Deposit by the Purchaser, shall bind the Purchaser to advance any amounts of the Payment Deposit to Taseko, but the Security shall take effect forthwith upon the issuance of this Security Agreement by Taseko.

7.8                                                                               Entire Agreement

There are no representations, warranties, covenants, agreements or acknowledgments whether direct or collateral, express or implied, that form part of or affect this Security Agreement or any Collateral, other than as expressed herein or in the Purchase

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Agreement or other security agreements granted contemporaneously herewith by Taseko to the Purchaser and other than as may be expressed in any other written agreement entered into between Taseko and the Purchaser contemporaneously herewith. The execution of this Security Agreement has not been induced by, nor does Taseko rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in this Security Agreement and the other written agreements and other documents to be delivered pursuant hereto or contemporaneously herewith.

7.9                                                                               Provisions Reasonable

Taseko acknowledges that the provisions of this Security Agreement and, in particular, those respecting rights of the Purchaser or any Receiver against Taseko, its Business Assets and any Collateral upon a Default, are commercially reasonable and not manifestly unreasonable.

7.10                                                                        Invalidity

If any provision of this Security Agreement is found to be invalid or unenforceable, by a court of competent jurisdiction from which no further appeal right lies, that provision shall be deemed to be severed herefrom and the remaining provisions of this Security Agreement shall not be affected thereby but shall remain valid and enforceable.

7.11                                                                        Binding Effect

This Security Agreement shall enure to the benefit of the Purchaser and any Receiver and their respective successors and assigns permitted under the Purchase Agreement and shall be binding on Taseko, its legal representatives (including receivers) and its successors and assigns permitted under the Purchase Agreement. Each reference to Taseko in this Security Agreement shall be construed so as to include the successors and such permitted assigns of Taseko to the extent the context so admits.

7.12                                                                        Survival

The Obligations payable under Sections 4.10 and 6.17 (the “Indemnity Obligations”) shall survive the Payment in Full of all other Obligations and shall continue in full force and effect until Payment in Full has been irrevocably made of such Indemnity Obligations.

7.13                                                                        Statutory Waivers

To the fullest extent permitted by Applicable Law, Taseko waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the rights of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

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7.14                                                                        Currency

All references in this Security Agreement to monetary amounts, unless specifically provided, are to lawful currency of the United States of America. All sums of money payable under this Security Agreement shall be paid in the currency in which such sums are incurred or expressed as due hereunder.

7.15                                                                        Currency Conversions

If the Purchaser receives or recovers any amount payable under this Security Agreement in a currency (the “Recovered Amount”) which is different than the currency of the United States of America (the “Contract Currency”), the Purchaser may convert the Recovered Amount to the Contract Currency at the rate of exchange which the Purchaser is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency. The amount of the Contract Currency resulting from any such conversion shall then be applied in accordance with the provisions of Section 6.9.

7.16                                                                        Judgment Currency

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the country giving such judgment (the “Judgment Currency”) an amount due hereunder in a different currency (the “Agreed Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Agreed Currency between the Conversion Date and the actual receipt by the Purchaser or any Receiver of the amount due hereunder or under any such judgment, Taseko will, notwithstanding any such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Purchaser or Receiver in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Agreed Currency. Taseko’s liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Security Agreement.

7.17                                                                        Amendment

Subject to Section 1.5, no agreement purporting to change this Security Agreement shall be binding upon either Taseko or the Purchaser unless that agreement is in writing and signed by Taseko and the Purchaser.

7.18                                                                        Information

At any time the Purchaser may provide to any Person that claims an interest in Collateral copies of this Security Agreement or information about it or about the Collateral or the Obligations.

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7.19                                                                        Date of Reference

For convenience of reference, this Security Agreement may be referred to as being dated for reference May 12, 2010 irrespective of its actual date of execution.

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TO WITNESS THIS AGREEMENT, Taseko has caused this Security Agreement to be duly executed.

EXECUTION DATE

OFFICER SIGNATURE(S)	Y	M	D	TRANSFEROR(S) SIGNATURE(S)

TASEKO MINES LIMITED
by its authorized signatory(ies)

Name:

Name:

(as to all signatures)

OFFICER CERTIFICATION

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to execution of this instrument.

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SCHEDULE 1.1

DEFINITIONS

1. Unless the context otherwise requires, in this Security Agreement the following terms are used with their corresponding defined meanings:

“Applicable Law” means any international, federal, state, provincial, or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a Person or any of its properties, assets, business or operations.

“Authorizations” means any authorization, approval, consent, exemption, license, permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs or from any Person in connection with any easements or contractual rights.

“Award” means any judgment, decree, injunction, rule, award or order of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its Business Assets, seeking any Award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.

“Business Affairs” means the Business Assets, liabilities, financial condition, prospects and results of operations of a specified Person.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person.

“Business Day” means a day other than a Saturday or a Sunday or a day that is a statutory holiday under the laws of the Province of Ontario or the Province of British Columbia.

“Collateral” means all of the property made subject to the Liens created under Section 2.1, wherever located, now or hereafter owned by Taseko or in or to which

Taseko now or hereafter has rights, including all such rights, and (as the context so admits) any item or part thereof.

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would, or could reasonably be expected to, constitute or result in the occurrence of an Event of Default.

“Default Rate” means the interest rate per annum payable by Taseko pursuant to Section 10.2(a) of the Purchase Agreement.

“Documents of Title” means all documents of title, whether negotiable or non-negotiable, including all warehouse receipts and bills of lading, in which Taseko now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Event of Default” means a Taseko Event of Default as defined in the Purchase Agreement.

“Governmental Authority” means any federal, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Income Taxes” means taxes based on or measured by income or profit of any nature or kind, including Canadian federal and provincial income taxes and similar such taxes imposed by any foreign jurisdiction (including any union of nations).

“Indemnified Party” has the defined meaning assigned to it in Section 4.10.

“License” means (i) any Authorization from any Governmental Authority having jurisdiction with respect to Taseko or the Prosperity Property, and (ii) any Authorization from any Person granting any easement or license with respect to any real or immovable property.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, Sale/Lease Back Transaction, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (v) any agreement to grant any of the rights or interests described in clauses (i) to (iv) inclusive of this definition.

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit, mediation, alternative dispute resolution proceeding or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority, arbitrator or other decision-making authority.

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“Mineral Claim” means a mineral claim as defined under the Mineral Tenure Act (British Columbia) or any successor statute thereto or a Crown granted mineral claim.

“Mining Lease” means a mining lease issued under the Mineral Tenure Act (British Columbia) or any successor statute thereto or by any Governmental Authority.

“Obligations” means all advances of the Payment Deposit and all obligations for the performance of covenants, tasks or duties including, without limitation, for the delivery of Refined Gold, payment of monetary amounts, debts and liabilities (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable), including, for greater certainty, the return of the uncredited amount of the Payment Deposit, if applicable, owing by Taseko to the Purchaser pursuant to the Purchase Agreement, and all covenants, duties regarding such Refined Gold or amounts, of any kind or nature, present or future, absolute or contingent, joint or several or joint and several, direct or indirect, matured or not, extended or renewed, whenever and however incurred, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under, by reason of, pursuant to or otherwise in respect of the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and every item or part of any thereof. This term includes all principal, interest (including all interest that accrues after the commencement of, or which would have accrued but for the commencement of, any Bankruptcy Proceeding in accordance with and at the rate, including the Default Rate to the extent lawful, specified herein or in the Purchase Agreement, whether or not such interest is an allowable claim in such Bankruptcy Proceeding), expenses, legal fees and any other sum chargeable to Taseko under the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and any item or part of any thereof.

“Order” means any order, directive, direction or request of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Payment Deposit” has the defined meaning assigned to it in the Purchase Agreement.

“Payment in Full” in relation to any Obligations means permanent, indefeasible and irrevocable delivery of Refined Gold or payment in cash (or other freely available funds transfer as may be expressly provided for in the Purchase Agreement) to the Purchaser in full of all Obligations in accordance with the express provisions of the Purchase Agreement, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any bankruptcy, insolvency or other similar such laws, any law affecting creditors’ rights generally or general principles of equity, and the cancellation or expiry of all commitments by the Purchaser to advance any portion of the Payment Deposit to or for the benefit or at the request of Taseko, and “paid in full” shall (to the extent the context so admits) be construed in like manner.

“Permitted Encumbrances” means (i) liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being

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contested in good faith by Taseko, (ii) undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed against Taseko or which relate to obligations not due or delinquent, (iii) the right reserved to or vested in any Governmental Authority by any lease, license, franchise, grant, permit or statutory provision to terminate any lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof, (iv) the encumbrance resulting from the deposit of cash or obligations as security when Taseko is required to do so by any Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure worker’s compensation, surety or appeal bonds or to secure costs of litigation when required by law and (v) security given to a public utility or any Governmental Authority when required in connection with the operations of Taseko, (vi) easements, rights of way, servitudes or other similar rights in lands granted to or taken by other persons which in the aggregate do not materially impair the usefulness in the business of Taseko of the lands subject to such easements, rights or servitudes and (vii) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown.

“Person” means an individual, corporation, company (limited, unlimited, unlimited liability or other), limited liability corporation, other body corporate, estate, limited or general partnership, business trust, trustee, joint venture, other legal entity, unincorporated association or Governmental Authority.

“Prescribed Right” has the defined meaning assigned to it in Section 2.5(c).

“Proceeds” means all proceeds and real or personal property in any form derived directly or indirectly from any disposal of or other dealing with any Collateral, or that indemnifies or compensates for such Collateral stolen, lost, destroyed or damaged, and proceeds of Proceeds whether or not of the same type, class or kind as the original Proceeds, and (as the context so admits) any item or part thereof.

“Prosperity Processing Plant” means the processing plant substantially in the form contemplated in the Technical Report dated December 17, 2009 of Taseko entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold-Copper Project” with a nominal capacity to mill 70,000tpd of ore and capable of producing a copper-gold concentrate.

“Prosperity Project” means the Prosperity Property, the mining operations to be developed, constructed and operated at and in respect of the Prosperity Property and the Prosperity Processing Plant.

“Prosperity Property” means the Mining Leases, Mineral Claims, Surface Rights and other rights or concessions listed or deemed incorporated in Schedule 2.1 hereto, whether created privately or through the action of any Governmental Authority, and includes any extension, renewal, replacement, conversion or substitution of any such Mineral Claims into a Mining Lease, Surface Rights or other right or concession or after acquired or resulting Mining Lease, Mineral Claims, Surface Rights and other right or concession,

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including any re-acquired after abandonment or other disposition, but in every case without extending the area covered thereby past the area covered by the Mining Leases, Mineral Claims, Surface Rights and other rights or concessions listed in Schedule 2.1 hereto as of the date hereof.

“Purchase Agreement” has the defined meaning assigned to it in the Background to this Security Agreement.

“Purchaser” means FRANCO-NEVADA CORPORATION, and if such Purchaser shall assign all or any portion of its rights, benefits or obligations under the Purchase Agreement as permitted thereunder, such term shall include any assignee of such Purchaser, whether immediate or derivative, relative to such rights, benefits and obligations.

“Receiver” means any receiver for the Collateral or any of the business, undertakings, property and assets of Taseko appointed by the Purchaser pursuant to this Security Agreement or by a court on application by the Purchaser.

“Records” means all books, accounts, invoices, letters, papers, security certificates, documents and other records in any form evidencing or relating in any way to any item or part of the Collateral and all agreements, Licenses and other rights and benefits in respect thereof, and (as the context so admits) any item or part thereof.

“Recovery” means any monies received or recovered by the Purchaser pursuant to this Security Agreement on account of the Obligations, whether pursuant to any enforcement of the Security, any Litigation, any settlement thereof or otherwise.

“Refined Gold” has the defined meaning assigned to it in the Purchase Agreement.

“Replacements” means all increases, additions and accessions to, and all substitutions for and replacements of, any item or part of the Collateral, and any item or part thereof.

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person.

“Sale/Lease Back Transaction” means any transaction, series of transactions (related or not) or arrangement pursuant to which Business Assets of a Person are disposed of and are thereafter leased back, or are otherwise made available for use, to that Person.

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and excise taxes, or harmonized Canadian and provincial taxes.

“Security” means any and all Liens granted by Taseko to the Purchaser in this Security Agreement.

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“Security Agreement” means this security agreement and all schedules attached hereto. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Security Agreement and not to any particular section or portion of it. References to an “Article”, “Section”, “Subsection” or “Schedule” refer to the applicable article, section, subsection or schedule of this Security Agreement.

“Surface Rights” means all rights to use, enter and occupy the surface of a Mineral Claim or Mining Lease for the exploration and development or production of minerals or placer minerals, including the treatment of ore and concentrates, and all operations related to the exploration and development or production of minerals or placer minerals and the business of mining, and all leases, Licenses, contracts, agreements, permits or other documents relating to such rights, including without limitation, any and all surface tenures issued by a Governmental Authority such as investigative permits, temporary permits, and licenses of occupation. and any lease to the surface of the Prosperity Property or license of occupation or other occupation right and includes any fee simple rights over any part of the Prosperity Property and all fixtures located on such surface rights.

“Taxes” means all taxes of any kind or nature whatsoever including federal large corporation taxes, provincial capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

2.              Extended Meanings

To the extent the context so admits, any reference in this Security Agreement to:

“agreement” shall be construed as any agreement, oral or written, any simple contract or specialty, and includes any bond, bill of exchange, indenture, instrument or undertaking.

“arm’s length” shall be construed in the same manner it is used in the Income Tax Act (Canada).

“change” shall be construed as change, modify, alter, amend, supplement, extend, renew, compromise, novate, replace, terminate, release, discharge, cancel, suspend or waive or (where the context so admits) the noun or participle form of any of the foregoing, and “changed” shall be construed in like manner.

“dispose” shall be construed as lease, sell, transfer, license or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, including the right to profit or gain therefrom, whether in a single transaction or in a series of related transactions, and “disposed”, “disposition” and “disposal” shall be construed in like manner.

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“include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to limit any word or statement which it follows to the specific items or matters immediately following it or similar terms or matters.

“losses and expenses” shall be construed as losses, costs, expenses, damages, penalties, Awards, Orders, Litigation, claims, claims over, demands and liabilities, including any applicable court costs and legal fees and disbursements on a full indemnity basis, and “loss and expense” shall be construed in like manner.

“rate of exchange” shall be construed so as to include any premiums or costs payable in connection with any currency conversion being effected.

a “receiver” - a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee-in-bankruptcy, administrator, administrative receiver, monitor and any other like or similar official.

“rights” shall be construed as rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.

“set-off’ means any right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, deduction or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation.

“successor” of a Person (the “relevant party”) shall be construed so as to include (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any body corporate resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any Person to whom all or substantially all the undertakings, property and assets of the relevant party is transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation and (v) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any Person referred to in clause (i), (ii), (iii) or (iv) of this definition. Each reference in this Security Agreement to any party hereto or any other Person shall (where the context so admits) include its successors.

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SCHEDULE 2.1

[MINERAL CLAIMS]

See attached Table G-1.  [REDACTED]

[MINING LEASES]

MINING LEASES LEGALLY AND BENEFICIALLY OWNED AND HELD BY TASEKO:

NIL.

[SURFACE RIGHTS]

SURFACE RIGHTS LEGALLY AND BENEFICIALLY OWNED AND HELD BY TASEKO:

NIL.

This is Schedule M2 to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Security Agreement for Personal Property

SECURITY AGREEMENT [COLLATERAL]

THIS AGREEMENT is made as of the 12th day of May, 2010 by TASEKO MINES LIMITED (herein called “Taseko”) a company incorporated under the laws of British Columbia, 300 — 905 West Pender Street, Vancouver, British Columbia, Telecopy No. (778) 373-4534 in favour of FRANCO-NEVADA CORPORATION (herein called the “Purchaser”) Suite 740, 130 King Street West, Toronto, Ontario, M5X 1E4, Telecopy No. (416) 306-6330.

BACKGROUND:

Pursuant to the gold purchase agreement dated May 12, 2010 (the “Purchase Agreement”) between Taseko and the Purchaser, it is a condition of the Purchase Agreement that Taseko enter into this Security Agreement.

FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby acknowledged), Taseko covenants, agrees, grants, acknowledges, represents and warrants in favour of the Purchaser, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Each word and phrase defined or given an extended meaning in Schedule 1.1 is used in this Security Agreement with the defined or extended meaning assigned to it in Schedule 1.1. Words and phrases defined in the PPSA and used without initial capitals in this Security Agreement (including in Schedule 1.1) have the respective defined meanings assigned to them in the PPSA, unless the context otherwise requires.

1.2                                                                               Statutes

Each reference in this Security Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision of any thereof) at any time shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each change thereto made at or before that time.

1.3                                                                               Headings

The division of this Security Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Security Agreement. The Article and Section headings in this Security Agreement are included solely for convenience, are not intended to be full or accurate descriptions and shall not be considered part of this Security Agreement.

1.4                                                                               Number and Gender

In this Security Agreement, words (including defined terms) in the singular include the plural and vice-versa (the necessary changes being made to fit the context) and words in one gender include all genders.

1.5                                                                               Reference to Agreements

Each reference in this Security Agreement to any agreement (including this Security Agreement and any other term defined in Schedule 1.1 that is an agreement), document or instrument shall be construed so as to include such agreement (including any attached schedules, appendices and exhibits), document or instrument and each amendment, supplement, other modification, amendment and restatement, novation and replacement made to it at or before the time in question.

ARTICLE 2
GRANT OF SECURITY

2.1                                                                               Security

As general and continuing collateral security, without impairment or novation, for the due payment and performance of the Obligations, and subject to the exceptions in Section 2.5, Taseko charges, mortgages, assigns and transfers and grants a security interest in the following Collateral as and by way of a fixed and specific mortgage, charge and security interest to and in favour of the Purchaser:

(a)                                  all of Taseko’s right, title and interest in and to all Licenses and Permits presently owned or held and after acquired or held, together with any renewals and replacements thereof;

(b)                                 all Produced Gold provided such charge shall in no way hinder or prevent Taseko, subject to the Purchase Agreement or until the security hereof shall have become enforceable, from selling, disposing of or otherwise dealing with any and all of such Produced Gold in the ordinary course of Taseko’s business and as required by the Purchase Agreement and for the purpose of carrying on and extending the same; and

(c)                                  all Proceeds and Replacements of or to Collateral referred to in clauses (a) and (b) above, including all rights thereto.

2.2                                                                               Attachment

Taseko acknowledges that value has been given, that Taseko and the Purchaser have not agreed to postpone the time for attachment of the Security and that the Security is intended to attach, as to all of the Collateral in which Taseko now has rights, when Taseko executes this Security Agreement, and, as to all Collateral in which Taseko only has rights after the execution of this Security Agreement, when Taseko first has such rights. For certainty,

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Taseko confirms and agrees that the Security is intended to attach to all present and future Collateral of Taseko and each successor of Taseko.

2.3                                                                               Permitted Dispositions

Taseko shall not sell, consign, lease, move, destroy or otherwise dispose of, impair or abandon any Collateral except as permitted by this Agreement or the Purchase Agreement.

2.4                                                                               Proceeds Held in Trust

After an Event of Default occurs, Taseko shall receive and hold all Proceeds in trust, separate and apart from other monies, instruments or property, and shall forthwith endorse as necessary and pay over or deliver them to the Purchaser.

2.5                                                                               Agreements, Licenses and Permits

(a)                                  Taseko shall use commercially reasonable efforts to obtain all Required Approvals and consents required for the assignment by way of security of all agreements, Licenses and Permits, including, without limitation, those listed in Schedule 2.1, those obtained from the conversion of claims and those acquired after the date hereof in connection with the Prosperity Property.

(b)                                 Notwithstanding anything to the contrary contained herein, if Taseko cannot lawfully grant the Security in any agreement, License or Permit, comprised in the Collateral in which it now or hereafter has rights because the agreement, License or Permit prohibits or restricts such Security, the agreement, License or Permit requires the consent of any Person which has not been obtained or the grant of such Security in the agreement, License or Permit would contravene Applicable Law, that agreement, License or Permit shall not, to the extent it would be illegal or result in a breach of or default under that agreement, License or Permit (each, a “Prescribed Agreement”), be subject to the Security (save to the extent provided below) unless and until such agreements, consents, waivers and approvals as may be required to avoid such illegality, breach or default have been obtained (“Required Approvals”). The Security shall nonetheless immediately attach to any rights of Taseko arising under, by reason of, or otherwise in respect of such agreement, License or Permit such as the right to receive payments thereunder and all Proceeds and Replacements of the agreement, License or Permit (“Related Rights”), if and to the extent and as at the time such attachment to the Related Rights is not illegal or would not result in a breach or default thereunder.

(c)                                  To the extent permitted by Applicable Law and the Prescribed Agreements, Taseko will hold in trust for the Purchaser, and provide the Purchaser with the benefits of, each Prescribed Agreement and will enforce all Related Rights at the direction of the Purchaser or at the direction of such other Person (including any purchaser of Collateral from the Purchaser or any Receiver) as the Purchaser may designate.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Taseko represents and warrants to and in favour of the Purchaser, as follows:

3.1                                                                               Incorporation

Taseko is validly incorporated and organized and is a valid and subsisting corporation under the laws of the Province of British Columbia.

3.2                                                                               Corporate Power

Taseko has the power, capacity, and authority, and has taken all necessary corporate action, to authorize, issue and perform this Security Agreement and to grant the Security.

3.3                                                                               Licenses and Permits

Taseko has all necessary power, capacity, and authority, and holds all Licenses and Permits which it requires, to own its Business Assets (including the Collateral) and to carry on its current undertakings and business, and any undertakings or businesses in which it contemplates it will engage, in each relevant jurisdiction.

3.4                                                                               No Conflict

Neither the issuance nor the performance of this Security Agreement nor the granting of the Security requires the Authorization of any Governmental Authority having jurisdiction over Taseko or its Business Assets, nor is this Security Agreement in contravention or breach of or in conflict with the constating documents, any unanimous shareholder agreement, by-laws or resolutions of the directors or shareholders of Taseko or of the provisions of any agreement or License or Permit to which Taseko is a party as at the date hereof or by which it or any of its Business Assets may be bound as at the date hereof (except, in relation to any agreement or License or Permit, for any contravention, breach or conflict which does not, and could not reasonably be expected to have a material adverse effect on Taseko or any of its Business Affairs) or of any Applicable Law to which Taseko or any of its Business Assets may be subject. No such action will oblige Taseko to grant any Lien to any Person other than the Purchaser.

3.5                                                                               Title

Subject only to Permitted Encumbrances, Applicable Law governing the Licenses and Permits and the terms of the Licenses and Permits, Taseko has and will have good and marketable title to the Collateral free and clear of all Liens whatsoever.

3.6                                                                               Enforceability

This Security Agreement constitutes a valid and legally binding obligation of Taseko enforceable against Taseko in accordance with its terms, subject only to bankruptcy,

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insolvency or other statutes or judicial decisions affecting the enforcement of creditors’ rights in general, to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion and to any reasonable qualifications expressed in the legal opinions delivered by counsel for Taseko to the Purchaser pursuant to the Purchase Agreement.

3.7                                                                               Locations of Collateral

Taseko’s registered office, places of business, chief executive office and the locations of the Collateral (except Collateral which has been disposed of in accordance with the provisions of the Purchase Agreement), including its Records relating thereto, are listed in Schedule 3.7.

3.8                                                                               List of Licenses and Permits

Schedule 2.1 includes a complete list of all Licenses and Permits owned, held or used by Taseko as at the date hereof. Upon Taseko’s acquisition of rights in any additional License or Permit, Taseko will immediately give written notice to the Purchaser of full particulars of the same.

3.9                                                                               Reliance and Survival

All representations and warranties of Taseko made herein or in any certificate or other document delivered by or on behalf of Taseko to the Purchaser are material, shall survive the issuance of this Security Agreement and shall continue in full force and effect without time limit. The Purchaser shall be deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of the Purchaser at any time.

ARTICLE 4
COVENANTS OF TASEKO

4.1                                                                               Maintenance

Taseko shall diligently maintain and use the Collateral and shall conduct its business in a proper and efficient manner so as to preserve and protect the Collateral and the earnings, issues and profits thereof.

4.2                                                                               Access to Records

Taseko shall keep its Records at the locations specified in Schedule 3.7 and, upon prior written request from the Purchaser, permit the Purchaser or its Representatives at any commercially reasonable time to have access to all premises occupied by Taseko or any place where any Collateral may be found in order to inspect any Collateral and to examine the books of account and other records and reports of Taseko including the Records, and to have temporary custody of, make copies of and take extracts from such records, reports and Records.

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4.3                                                                               Taxes

Taseko shall pay all Taxes when due except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established and either (a) no Lien attaches to Collateral to secure the payment of such Taxes or (b) a Lien attaches to Collateral to secure the payment of such Taxes but no risk of enforcement exists and Taseko has paid to or deposited with the relevant taxation authority such amounts as may be assessed or otherwise required to cease all related penalties and interest from continuing to accrue. Taseko shall provide the Purchaser with evidence of Tax payments upon written request.

4.4                                                                               Liens

Taseko shall keep the Collateral free at all times from Liens, except Permitted Encumbrances, and shall defend the title to the Collateral against all Persons. Taseko shall not permit any Collateral to become an accession to or commingled with any property other than other Collateral or to become a fixture unless the Security ranks prior to the interests of all Persons in the subject realty. Neither the foregoing nor Section 3.5 shall in any way prevent the Purchaser from, at any time, contesting the validity, enforceability or priority of any Lien. Subject to the Purchase Agreement, no Lien shall be entitled to priority over the Security except to the extent that it is a Permitted Encumbrance entitled to such priority as a purchase-money security interest under the PPSA. Nothing in this Security Agreement is intended to create any rights (including subordination rights) in favour of any Person other than the Purchaser, any Receiver and the other Indemnified Parties.

4.5                                                                               Compliance with Governmental Requirements

Taseko shall duly comply with all requirements of any Governmental Authority applicable to any Collateral or its use and with all covenants, terms or conditions upon which any Collateral is held or used.

4.6                                                                               Further Assurances

Taseko shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, pledges and charges, security agreements, assignments, agreements, debentures and assurances as the Purchaser may reasonably require in order to give effect to the provisions of this Security Agreement and for the better securing or perfecting, or maintaining the perfection of, the Security and the priority accorded to the Security intended under this Security Agreement. Upon the request of the Purchaser, Taseko shall specifically mortgage, pledge, charge, grant a security interest in, or assign in favour of the Purchaser any property that forms part of or is derived from or connected to the Prosperity Property which Taseko now or hereafter has rights and shall execute all documents reasonably required by the Purchaser in connection therewith. Taseko constitutes and appoints the Purchaser acting by any officer for the time being of the Purchaser located at its address for notices prescribed by Section 7.3 to be its attorney with full power of substitution to do on Taseko’s behalf anything that Taseko can lawfully do by an attorney, including to do, make and execute all such agreements, deeds, acts, matters or things, with the

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right to use the name of Taseko, whenever and wherever it deems necessary or expedient and to carry out Taseko’s obligations under this Security Agreement. Such power of attorney, being granted by way of security and coupled with an interest, is irrevocable until Payment in Full of the Obligations. Such power of attorney shall not be exercisable by the Purchaser (a) unless a Default has occurred and is continuing or (b) unless the Purchaser has requested Taseko to take any action required pursuant to this Section 4.6 and Taseko has failed to do so.

4.7                                                                               Notice of Change

Taseko shall notify the Purchaser in writing:

(a)                                  forthwith of any Litigation which could materially adversely affect any Collateral or the Security therein;

(b)                                 forthwith after receipt by Taseko of any notice from any Governmental Authority regarding, or the occurrence of, any of the following events:  non-compliance with Applicable Laws, order for suspension of mining activities, cancellation or forfeiture of, or the failure to renew or expiry of a License or Permit; and

(c)                                  at least 3 Business Days prior to (i) any change of name, or the adoption of a French form of name, or the adoption of a combined English/French or French/English form of name, of Taseko, (ii) any transfer of Taseko’s interest in any Collateral not expressly permitted hereunder, (iii) any change in or addition to the location of any Collateral from those locations referred to in Section 3.7, or (iv) any change in the registered office or chief executive office of Taseko.

4.8                                                                               Costs

Taseko shall forthwith reimburse the Purchaser, on demand and on a full indemnity basis, for all interest, commissions, costs of realization and other costs and expenses (including legal fees and expenses on a full indemnity basis) incurred by the Purchaser or any Receiver in connection with the enforcement of this Security Agreement and the enforcement of the Security, including those arising in connection with the realization, disposition of, retention, protection or collection of any Collateral and the protection or enforcement of the rights of the Purchaser or any Receiver.

4.9                                                                               Reimbursements as Obligations

All amounts for which Taseko is required hereunder to reimburse the Purchaser or any Receiver shall, from the date of disbursement until the date the Purchaser or such Receiver receives reimbursement, be deemed advanced to Taseko by the Purchaser or such Receiver, as the case may be, on the faith and security of this Security Agreement, shall be deemed to be Obligations secured by the Security and shall bear interest from the date of disbursement, compounded and payable monthly, both before and after demand, default and judgment, until payment of such amount is paid in full at the Default Rate.

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4.10                                                                        General Indemnity

Taseko will indemnify the Purchaser, any Receiver and their respective Representatives, (each, an “Indemnified Party”) in respect of, and save each Indemnified Party fully harmless from and against, all loss and expense which an Indemnified Party may suffer or incur in connection with (a) the exercise by the Purchaser or any Receiver of any of its rights hereunder, (b) any breach by Taseko of the representations or warranties of Taseko contained herein, or (c) any breach by Taseko of, or any failure by Taseko to observe or perform, any of the Obligations, save that Taseko shall not be obliged to so indemnify any Indemnified Party to the extent such losses and expenses are determined by a final Award (from which no appeal may be made or the applicable appeal periods have lapsed without any appeal therefrom having been perfected) to have directly resulted from the wilful misconduct or gross negligence of the Indemnified Party. The Purchaser shall be constituted as the trustee of each Indemnified Party, other than itself, and shall hold and enforce each such other Indemnified Party’s rights under this Section 4.10 for their respective benefits.

4.11                                                                        Registration

Taseko shall cause its Representatives to forthwith register, file and record this Security Agreement or notice thereof, on behalf of the Purchaser at all proper offices where, in the opinion of counsel to the Purchaser, such registration, filing or recording may be necessary or advantageous to create, perfect, preserve or protect the Security in the Collateral and its priority and shall hereafter cause its Representatives to maintain all such registrations, filings and recordings on behalf of the Purchaser in full force and effect.

4.12                                                                        Updated Lists

As soon as Taseko acquires any rights in any License or Permit, a written description describing that License or Permit shall be deemed to have been incorporated into Schedule 2.1 and Taseko shall promptly deliver to the Purchaser an updated version of such Schedule 2.1, showing additions and deletions to the Collateral since the prior version forming a part hereof, provided however that any such addition shall not result in increasing the physical or subsurface area of the Prosperity Project outside of the area existing as of the date hereof.  Each such version approved of by the Purchaser shall be deemed to be part of this Security Agreement as of its preparation date.

ARTICLE 5
DEFAULT

5.1                                                                               Acceleration on Event of Default

If the Purchaser declares the Payment Deposit to be immediately due and payable, in accordance with the Purchase Agreement, the Obligations shall be immediately due and payable and the Security shall become immediately enforceable without the necessity for any further action or notice by the Purchaser.

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5.2                                                                               Waiver

The Purchaser may waive any Default or an Event of Default or any breach by Taseko of any of the provisions of this Security Agreement. No waiver, however, shall be deemed to extend to a subsequent breach or Default or an Event of Default, whether or not the same as or similar to the breach or Default or an Event of Default waived, and no act or omission by the Purchaser shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or an Event of Default or the rights of the Purchaser arising therefrom. Any such waiver must be in writing and signed by the Purchaser to be effective. No failure on the part of the Purchaser to exercise, and no delay by the Purchaser in exercising, any right under this Security Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

ARTICLE 6
REMEDIES ON DEFAULT

6.1                                                                               Remedies of Purchaser

If the Security becomes enforceable in accordance with Article 5, the Purchaser shall have the rights set out in this Article 6.

6.2                                                                               Right to Appoint a Receiver

The Purchaser may appoint by instrument in writing one or more Receivers of any Collateral. Any such Receiver shall have the rights set out in this Article 6. In exercising such rights, any Receiver shall act as and for all purposes shall be deemed to be the agent of Taseko and the Purchaser shall not be responsible for any act or default of any Receiver. The Purchaser may remove any Receiver and appoint another from time to time. An officer or employee of the Purchaser may be appointed as a Receiver. No Receiver appointed by the Purchaser need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court. If two or more Receivers are appointed to act concurrently, they shall, unless otherwise expressly provided in the instrument appointing them, so act severally and not jointly and severally. The appointment of any Receiver or anything done by a Receiver or the removal or termination of any Receiver shall not have the effect of constituting the Purchaser a mortgagee in possession in respect of the Collateral.

6.3                                                                               Rights of a Receiver

Any Receiver appointed by the Purchaser shall have the following rights:

(a)                                  Power of Entry. Taseko shall forthwith upon demand deliver to a Receiver possession of any Collateral at the place specified by the Receiver. Any Receiver may at any time enter upon any premises owned, leased or otherwise occupied by Taseko or where any Collateral is located to take possession of, disable or remove any Collateral, and may use whatever means the Receiver considers advisable to do so.

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(b)           Power of Sale. Any Receiver may sell, lease, consign, license, assign or otherwise dispose of any Collateral by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by Taseko to the extent permitted by Applicable Law. Any Receiver may, at its discretion, establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral again without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral. The exercise by the Receiver of any power of sale does not preclude the Receiver from further exercise of its power of sale in accordance with this clause.

(c)           Carrying on Business. With respect to, and to the extent of, the Collateral and the Prosperity Property, any Receiver may carry on, or concur in the carrying on of, any of the business or undertaking of Taseko and may, to the exclusion of all others, including Taseko after five Business Days written notice, enter upon, occupy and use any of the premises, buildings, plant and undertaking of, or occupied or used by, Taseko and, for such time and such purposes as the Receiver sees fit, may use any of the equipment and intangibles of Taseko that Taseko has not removed from the Prosperity Property within five Business Days after the Purchaser or the Receiver has given Taseko written notice to do so. No Receiver shall be liable to Taseko for any negligence in so doing or in respect of any rent, charges, costs, depreciation or damages in connection with any such action.

(d)           Any Receiver may complete any unfinished construction upon or in the Collateral including having the power to:

(i)            appoint and engage superintendents, architects, engineers, miners, geologists, consultants, contractors, managers, advisors and such other personnel which, in the discretion of the Receiver, may be required to construct, furnish or operate the Collateral;

(ii)           enter into contracts for the supply of materials and services which the Receiver deems necessary to complete or operate the Collateral;

(iii)          enter into and enforce and take the benefit of Permits, Licenses, agreements and other arrangements in respect of the Collateral from municipal or other Governmental Authorities or from any other source whatsoever which provide loans, grants, Permits or Licenses;

(iv)          enter into, enforce, use and take the benefit of construction contracts, contracts for services or materials, performance bonds, insurance contracts, development agreements, plans, studies, reports, information or any other matter, material or arrangement in respect of the Collateral; and

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(v)           with the approval of a court of competent jurisdiction, if required by Applicable Law, terminate any Permits, Licenses, agreements or other arrangements made by Taseko in connection with the Collateral on such terms as the Receiver deems reasonable.

(e)           Pay Liens. Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. A Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of Taseko with respect to, and to the extent of, the Collateral and the Prosperity Property and may grant Liens in any Collateral in priority to the Security as security for the money so borrowed. Taseko will forthwith on demand reimburse the Receiver for all such payments and borrowings.

(f)            Dealing with Collateral. Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable without notice to Taseko (except as otherwise required by Applicable Law), and may charge on its own behalf and pay to others its costs and expenses (including legal, Receiver’s and accounting fees and expenses on a full indemnity basis) incurred in connection with such actions. Taseko will forthwith upon demand reimburse the Receiver for all such costs or expenses.

(g)           Powers re Collateral. Any Receiver may have, enjoy and exercise all of the rights of and enjoyed by Taseko with respect to the Collateral or incidental, ancillary, attaching or deriving from the ownership by Taseko of the Collateral, the right to commence or continue Litigation to preserve or protect Collateral and the right to grant or agree to Liens and grant or reserve profits a prendre, easements, rights of ways, rights in the nature of easements and licenses over or pertaining to the whole or any part of the Collateral.

(h)           Retain Services. Any Receiver may retain the services of such brokers and agents, lawyers, accountants, appraisers and other consultants as the Receiver may deem necessary or desirable in connection with anything done or to be done by the Receiver or with any of the rights of the Receiver set out herein and pay their commissions, fees and disbursements (which payment shall constitute part of the Receiver’s disbursements reimbursable by Taseko hereunder). Taseko shall forthwith on demand reimburse the Receiver for all such payments.

6.4                                                                               Right to have Court Appoint a Receiver

The Purchaser may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

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6.5                                                                               Purchaser may exercise rights of a Receiver

In lieu of, or in addition to, exercising its rights under Sections 6.3 and 6.4, the Purchaser has, and may exercise, any of the rights which are capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

6.6                                                                               Retention of Collateral

The Purchaser may elect to retain any Collateral in satisfaction of the Obligations. The Purchaser may designate any part of the Obligations to be satisfied by the retention of particular Collateral which the Purchaser considers to have a net realizable value approximating the amount of the designated part of the Obligations, in which case only the designated part of the Obligations shall be deemed to be satisfied by the retention of the particular Collateral.

6.7                                                                               Limitation of Liability

Neither the Purchaser nor any Receiver shall be liable or accountable for any failure of the Purchaser or any Receiver to seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral nor shall any of them be bound to institute Litigation for any such purposes or for the purpose of preserving any rights of the Purchaser, Taseko or any other Person in respect of any Collateral. Neither the Purchaser nor any Receiver shall be liable or responsible for any loss and expense whatever which may accrue in consequence of any such failure resulting from any negligence of the Purchaser, any Receiver or any of their respective Representatives or otherwise. If any Receiver or the Purchaser takes possession of any Collateral, neither the Purchaser nor any Receiver shall have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

6.8                                                                               Extensions of Time

The Purchaser and any Receiver may grant renewals, extensions of time and other indulgences, take and give up Liens, accept compositions, grant releases and discharges, perfect or fail to perfect any Liens, release any Collateral to third parties and otherwise deal or fail to deal with Taseko, debtors of Taseko, guarantors, sureties and others and with any Collateral and other Liens as the Purchaser may see fit, all without prejudice to the liability of Taseko to the Purchaser or the rights of the Purchaser and any Receiver under this Security Agreement.

6.9                                                                               Application of Payments against Obligations

Any Recovery received by the Purchaser in respect of the Obligations from time to time and any Recovery realized by the Purchaser on any Collateral shall be appropriated and applied by the Purchaser in accordance with Section 6.17.

6.10                                                                        Set-Off, Combination of Accounts met and/or Crossclaims

The Obligations will be paid by Taseko without regard to any equities between Taseko and the Purchaser or any right of set-off or cross-claim. Any indebtedness owing by the Purchaser to Taseko, direct or indirect, extended or renewed, actual or contingent, mutual or not,

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may be set off or applied against, or combined with, the Obligations by the Purchaser at any time either before or after maturity, without demand upon or notice to anyone.

6.11                                                                        Deficiency

If the proceeds of the realization of any Collateral are insufficient to repay all liquidated Obligations, Taseko shall forthwith pay or cause to be paid to the Purchaser such deficiency.

6.12                                                                        Validity of Sale

No Person dealing with the Purchaser or any Receiver or with any Representative of the Purchaser or any Receiver shall be concerned to inquire whether the Security has become enforceable, whether any right of the Purchaser or any Receiver has become exercisable, whether any Obligations remain outstanding or otherwise as to the propriety or regularity of any dealing by the Purchaser or any Receiver with any Collateral or to see to the application of any money paid to the Purchaser or any Receiver, and in the absence of fraud on the part of such Person such dealings shall be deemed, as regards such Person, to be within the rights hereby conferred and to be valid and effective accordingly.

6.13                                                                        Purchaser or Receiver may Perform

If Taseko fails to perform any Obligations, without limiting any other provision hereof, the Purchaser or any Receiver may perform those Obligations as attorney for Taseko in accordance with Section 4.6. Taseko shall remain liable under each agreement, Permit and License to which it is party or by which it or any of its Business Assets is bound and shall perform all of its obligations thereunder, and shall not be released from any of its obligations under any such agreement, Permit or License by the exercise of any rights by the Purchaser or any Receiver. Neither the Purchaser nor any Receiver shall have any obligation under any such agreement, Permit or License, by reason of this Security Agreement, nor shall the Purchaser or any Receiver be obliged to perform any of the obligations of Taseko thereunder or to take any action to collect or enforce any claim made subject to the security of this Security Agreement. The rights conferred on the Purchaser and any Receiver under this Security Agreement are for the purpose of protecting the Security in the Collateral and shall not impose any obligation upon the Purchaser or any Receiver to exercise any such rights.

6.14                                                                        Effect of Appointment of Receiver

As soon as the Purchaser takes possession of any Collateral or appoints a Receiver over any Collateral, all rights of each of the Representatives of Taseko with respect to that Collateral shall cease, unless specifically continued by the written consent of the Purchaser or the Receiver.

6.15                                                                        Time for Payment

If any Obligations are due by maturity, demand or acceleration, it shall be deemed reasonable for the Purchaser to exercise its rights under this Security Agreement immediately if such payment is not made, and any days of grace or any time for payment which might otherwise

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be required to be afforded to Taseko by any agreement or Applicable Law is hereby irrevocably waived to the extent permitted by law.

6.16                                                                        Rights in Addition

The rights conferred by this Article 6 are in addition to, and not in substitution for, any other rights the Purchaser may have under this Security Agreement, at law, in equity or by or under Applicable Law or the Purchase Agreement or any other security agreement. The Purchaser may proceed by way of any action, suit or other proceeding at law or in equity including (a) the right to take proceedings in any court of competent jurisdiction for the sale or foreclosure of the Collateral and (b) filing proofs of claim and other documentation to establish the claims of the Purchaser in any Litigation relating to Taseko. No right of the Purchaser or any Receiver shall be exclusive of or dependent on any other. Any such right may be exercised separately or in combination, and at any time. The exercise by the Purchaser or any Receiver of any right hereunder does not preclude the Purchaser or any Receiver from further exercise of such right in accordance with this Security Agreement.

6.17                                                                        Application of Proceeds

Each Recovery received by the Purchaser will be held and dealt with by or applied and paid to the relevant parties or Persons indicated below promptly following receipt by the Purchaser in the following order:

(a)           first, to be applied to the Payment in Full of the Obligations due and owing to the Purchaser under the Purchase Agreement, including all reasonable fees of the Purchaser and all reasonable out-of-pocket disbursements, fees, costs and expenses incurred by the Purchaser in connection with the preservation of the Security or the Collateral or any enforcement proceedings and all amounts for which the Purchaser is entitled to payment or indemnity from Taseko pursuant to any other provision of this Security Agreement;

(b)           second, to be held by the Purchaser and invested in accordance with Section 6.18 until the aggregate amount so held by the Purchaser equals 110% of the aggregate total amount of all remaining Obligations owing to the Purchaser after Payment in Full of the amounts referred to in paragraph (a) above; and

(c)           third, after Payment in Full of all Obligations in accordance with paragraph (a) above, the surplus, if any, remaining from that Recovery after applying any portion thereof required to ensure that the Purchaser holds the amount specified in paragraph (b) above, will be paid to Taseko, unless otherwise directed by any Order of any competent Governmental Authority, or as required by Applicable Law.

The fact that the Purchaser may make a payment pursuant to paragraph (c) above or may determine that the Obligations have been paid in full, will not thereafter prevent the Purchaser from applying any further Recovery in the order set out in this Section 6.17.

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6.18                                                                        Investment of Recoveries

Unless herein otherwise provided, any of the funds received and held by the Purchaser pursuant to this Security Agreement may be deposited in a separate collateral account in the name of the Purchaser (which may be held with the Purchaser or an affiliate or related party of the Purchaser), which account shall be non-interest bearing. Prior to the occurrence of a Default, the Purchaser shall invest in its name such funds in Authorized Investments in accordance with a written direction (an “Investment Direction”) received by it from time to time from Taseko and thereafter as the Purchaser shall determine. Any Investment Direction must be provided to the Purchaser no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such Investment Direction received by the Purchaser after 9:00 a.m. (Toronto time) or received on a non-Business Day shall be deemed to have been received by the Purchaser prior to 9:00 a.m. (Toronto time) on the next Business Day. For the purposes of this Section 6.18, “Authorized Investments” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that each such obligation is rated at least R-1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by any other recognized Canadian public debt rating agency.

ARTICLE 7
GENERAL

7.1                                                                               Security in Addition

The Security does not replace or otherwise affect any existing or future Lien held by the Purchaser. Neither the taking of any Litigation, judicial or extra-judicial, nor the refraining from so doing, nor any dealing with any other security for any Obligations shall release or affect the Security. Neither the taking of any Litigation, judicial or extra-judicial, pursuant to this Security Agreement, nor the refraining from so doing, nor any dealing with any Collateral shall release or affect any of the other Liens held by the Purchaser for the payment or performance of the Obligations.

7.2                                                                               No Merger

This Security Agreement shall not operate by way of a merger of the Obligations or of any agreement or other document by which the Obligations now or at any time hereafter may be represented or evidenced. Neither the taking of any judgment nor the exercise of any power of seizure or disposition shall extinguish the liability of Taseko to pay and perform the Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation. No covenant, representation or warranty of Taseko herein shall merge in any judgment.

7.3                                                                               Notices

Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Security Agreement shall be given in accordance with the Purchase Agreement.

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7.4                                                                               Time of the Essence

Time is and shall remain of the essence of this Security Agreement and each of its provisions.

7.5                                                                               Governing Law

This Security Agreement shall be governed by, and interpreted in accordance with, the laws in force in the Province of British Columbia, including the federal laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Taseko irrevocably attorns to and submits to the non-exclusive jurisdiction of the Courts of British Columbia with respect to any matter arising hereunder or related hereto. Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Purchaser under the laws of any other jurisdiction where Collateral may be located.

7.6                                                                               Security Effective Immediately

Neither the issuance nor registration of, or any filings with respect to, this Security Agreement, nor any partial advance of the Payment Deposit by the Purchaser, shall bind the Purchaser to advance any amounts of the Payment Deposit to Taseko, but the Security shall take effect forthwith upon the issuance of this Security Agreement by Taseko.

7.7                                                                               Entire Agreement

There are no representations, warranties, covenants, agreements or acknowledgments whether direct or collateral, express or implied, that form part of or affect this Security Agreement or any Collateral, other than as expressed herein or in the Purchase Agreement or other security agreements granted contemporaneously herewith by Taseko to the Purchaser and other than as may be expressed in any other written agreement entered into between Taseko and the Purchaser contemporaneously herewith.  The execution of this Security Agreement has not been induced by, nor does Taseko rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in this Security Agreement and the other written agreements and other documents to be delivered pursuant hereto or contemporaneously herewith.

7.8                                                                               Provisions Reasonable

Taseko acknowledges that the provisions of this Security Agreement and, in particular, those respecting rights of the Purchaser or any Receiver against Taseko, its Business Assets and any Collateral upon a Default, are commercially reasonable and not manifestly unreasonable.

7.9                                                                               Invalidity

If any provision of this Security Agreement is found to be invalid or unenforceable, by a court of competent jurisdiction from which no further appeal right lies, that

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provision shall be deemed to be severed herefrom and the remaining provisions of this Security Agreement shall not be affected thereby but shall remain valid and enforceable.

7.10                                                                        Binding Effect

This Security Agreement shall enure to the benefit of the Purchaser and any Receiver and their respective successors and assigns permitted under the Purchase Agreement and shall be binding on Taseko, its legal representatives (including receivers) and its successors and assigns permitted under the Purchase Agreement . Each reference to Taseko in this Security Agreement shall be construed so as to include the successors and such permitted assigns of Taseko to the extent the context so admits.

7.11                                                                        Survival

The Obligations payable under Sections 4.10 and 6.17 (the “Indemnity Obligations”) shall survive the Payment in Full of all other Obligations and shall continue in full force and effect until Payment in Full has been irrevocably made of such Indemnity Obligations.

7.12                                                                        Statutory Waivers

To the fullest extent permitted by Applicable Law, Taseko waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the rights of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

7.13                                                                        Currency

All references in this Security Agreement to monetary amounts, unless specifically provided, are to lawful currency of the United States of America. All sums of money payable under this Security Agreement shall be paid in the currency in which such sums are incurred or expressed as due hereunder.

7.14                                                                        Currency Conversions

If the Purchaser receives or recovers any amount payable under this Security Agreement in a currency (the “Recovered Amount”) which is different than the currency of the United States of America (the “Contract Currency”), the Purchaser may convert the Recovered Amount to the Contract Currency at the rate of exchange which the Purchaser is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency. The amount of the Contract Currency resulting from any such conversion shall then be applied in accordance with the provisions of Section 6.9.

7.15                                                                        Judgment Currency

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the country giving such judgment (the “Judgment Currency”) an amount due hereunder in a different currency (the

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“Agreed Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Agreed Currency between the Conversion Date and the actual receipt by the Purchaser or any Receiver of the amount due hereunder or under any such judgment, Taseko will, notwithstanding any such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Purchaser or Receiver in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Agreed Currency. Taseko’s liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Security Agreement.

7.16                                                                        Amendment

Subject to Section 1.5, no agreement purporting to change this Security Agreement shall be binding upon either Taseko or the Purchaser unless that agreement is in writing and signed by Taseko and the Purchaser.

7.17                                                                        Receipt of Copy

Taseko acknowledges receipt of a copy of this Security Agreement. To the extent permitted by Applicable Law, Taseko irrevocably waives the right to receive a copy of each financing statement (or any verification statement pertaining thereto) or financing change statement (or any verification statement pertaining thereto) filed under the PPSA or under the personal property security statutes of other provinces by the Purchaser in respect of this Security Agreement or any other security agreement, and releases any and all claims or causes of action it may have against the Purchaser for failure to provide any such copy.

7.18                                                                        Information

At any time the Purchaser may provide to any Person that claims an interest in Collateral copies of this Security Agreement or information about it or about the Collateral or the Obligations.

7.19                                                                        Date of Reference

For convenience of reference, this Security Agreement may be referred to as being dated for reference May 12, 2010 irrespective of its actual date of execution.

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TO WITNESS THIS AGREEMENT, Taseko has caused this Security Agreement to be duly executed.

EXECUTION DATE

OFFICER SIGNATURE(S)	Y	M	D	TRANSFEROR(S) SIGNATURE(S)

TASEKO MINES LIMITED
by its authorized signatory(ies)

Name:

Name:

(as to all signatures)

OFFICER CERTIFICATION

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to execution of this instrument.

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SCHEDULE 1.1

DEFINITIONS

1.                                       Unless the context otherwise requires, in this Security Agreement the following terms are used with their corresponding defined meanings:

“Applicable Law” means any international, federal, state, provincial, or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a Person or any of its properties, assets, business or operations.

“Authorizations” means any authorization, approval, consent, exemption, license (including a licence), permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs or from any Person in connection with any easements or contractual rights.

“Award” means any judgment, decree, injunction, rule, award or order of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its Business Assets, seeking any Award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.

“Business Affairs” means the Business Assets, liabilities, financial condition, prospects and results of operations of a specified Person.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person.

“Business Day” means a day other than a Saturday or a Sunday or a day that is a statutory holiday under the laws of the Province of Ontario or the Province of British Columbia.

“Collateral” means all of the property made subject to the Liens created under Section 2.1, wherever located, now or hereafter owned by Taseko or in or to which

Taseko now or hereafter has rights, including all such rights, and (as the context so admits) any item or part thereof.

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would, or could reasonably be expected to, constitute or result in the occurrence of an Event of Default.

“Default Rate” means the interest rate per annum payable by Taseko pursuant to Section 10.2(a) of the Purchase Agreement.

“Documents of Title” means all documents of title, whether negotiable or non-negotiable, including all warehouse receipts and bills of lading, in which Taseko now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Event of Default” means a Taseko Event of Default as defined in the Purchase Agreement.

“Governmental Authority” means any federal, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Income Taxes” means taxes based on or measured by income or profit of any nature or kind, including Canadian federal and provincial income taxes and similar such taxes imposed by any foreign jurisdiction (including any union of nations).

“Indemnified Party” has the defined meaning assigned to it in Section 4.10.

“License” means (i) any Authorization from any Governmental Authority having jurisdiction with respect to Taseko’s interest in the Prosperity Property, and (ii) any Authorization from any Person granting any easement or license with respect to any real or immovable property.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, Sale/Lease Back Transaction, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (v) any agreement to grant any of the rights or interests described in clauses (i) to (iv) inclusive of this definition.

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit, mediation, alternative dispute resolution proceeding or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority, arbitrator or other decision-making authority.

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“Obligations” means all advances of the Payment Deposit and all obligations for the performance of covenants, tasks or duties including, without limitation, for the delivery of Refined Gold, payment of monetary amounts, debts and liabilities (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable), including, for greater certainty, the return of the uncredited amount of the Payment Deposit, if applicable, owing by Taseko to the Purchaser pursuant to the Purchase Agreement, and all covenants, duties regarding such Refined Gold or amounts, of any kind or nature, present or future, absolute or contingent, joint or several or joint and several, direct or indirect, matured or not, extended or renewed, whenever and however incurred, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under, by reason of, pursuant to or otherwise in respect of the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and every item or part of any thereof. This term includes all principal, interest (including all interest that accrues after the commencement of, or which would have accrued but for the commencement of, any Bankruptcy Proceeding in accordance with and at the rate, including the Default Rate to the extent lawful, specified herein or in the Purchase Agreement, whether or not such interest is an allowable claim in such Bankruptcy Proceeding), expenses, legal fees and any other sum chargeable to Taseko under the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and any item or part of any thereof.

“Order” means any order, directive, direction or request of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Payment Deposit” has the defined meaning assigned to it in the Purchase Agreement.

“Payment in Full” in relation to any Obligations means permanent, indefeasible and irrevocable delivery of Refined Gold or payment in cash (or other freely available funds transfer as may be expressly provided for in the Purchase Agreement) to the Purchaser in full of all Obligations in accordance with the express provisions of the Purchase Agreement, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any bankruptcy, insolvency or other similar such laws, any law affecting creditors’ rights generally or general principles of equity, and the cancellation or expiry of all commitments by the Purchaser to advance any portion of the Payment Deposit to or for the benefit or at the request of Taseko, and “paid in full” shall (to the extent the context so admits) be construed in like manner.

“Permits” means all material licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights) privileges, concessions or franchises necessary for the construction and development of the Prosperity Property as shown in Schedule 2.1 which is to include all that are required and date that each is required, as amended from time to time in accordance with Section 4.12.

“Permitted Encumbrances” means (i) liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being

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contested in good faith by Taseko, (ii) undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed against Taseko or which relate to obligations not due or delinquent, (iii) the right reserved to or vested in any Governmental Authority by any lease, license, franchise, grant, permit or statutory provision to terminate any lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof, (iv) the encumbrance resulting from the deposit of cash or obligations as security when Taseko is required to do so by any Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure worker’s compensation, surety or appeal bonds or to secure costs of litigation when required by law and (v) security given to a public utility or any Governmental Authority when required in connection with the operations of Taseko.

“Person” means an individual, corporation, company (limited, unlimited, unlimited liability or other), limited liability corporation, other body corporate, estate, limited or general partnership, business trust, trustee, joint venture, other legal entity, unincorporated association or Governmental Authority.

“PPSA” means the Personal Property Security Act (British Columbia).

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Prosperity Property, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Prosperity Property, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Prosperity Property, including concentrates and doré bars.  The gold content of doré, concentrate or other product containing gold shall be considered Produced Gold at the time it leaves the Prosperity Project mine site.

“Prosperity Processing Plant” means the processing plant substantially in the form contemplated in the Technical Report dated December 17, 2009 of Taseko entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold-Copper Project” with a nominal capacity to mill 70,000tpd of ore and capable of producing a copper-gold concentrate.

“Prosperity Project” means the Prosperity Property, the mining operations to be developed, constructed and operated at and in respect of the Prosperity Property and the Prosperity Processing Plant.

“Prosperity Property” means the mining leases, mineral claims, surface rights and other rights or concessions listed or deemed incorporated in Schedule 2.1 to the Security Agreement (Mining Claims and Leases) dated on or about the date hereof between the parties hereto, whether created privately or through the action of any Governmental Authority, and includes any extension, renewal, replacement, conversion or substitution of any such mineral claims into a mining lease, surface rights or other right or concession

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or after acquired or resulting mining lease, mineral claims, surface rights and other right or concession, including any re-acquired after abandonment or other disposition, but in every case without extending the area covered thereby past the area covered by the mining leases, mineral claims, surface rights and other rights or concessions listed in such Schedule 2.1 hereto as of the date hereof.

“Prescribed Agreement” has the defined meaning assigned to it in Section 2.5(b).

“Proceeds” means all goods, investment property, instruments, documents of title, chattel paper, intangibles or money in any form derived directly or indirectly from any disposal of or other dealing with any Collateral, or that indemnifies or compensates for such Collateral stolen, lost, destroyed or damaged, and proceeds of Proceeds whether or not of the same type, class or kind as the original Proceeds, and (as the context so admits) any item or part thereof.

“Purchase Agreement” has the defined meaning assigned to it in the Background to this Security Agreement.

“Purchaser” means FRANCO-NEVADA CORPORATION, and if such Purchaser shall assign all or any portion of its rights, benefits or obligations under the Purchase Agreement as permitted thereunder, such term shall include any assignee of such Purchaser, whether immediate or derivative, relative to such rights, benefits and obligations.

“Receiver” means any receiver for the Collateral or any of the business, undertakings, property and assets of Taseko appointed by the Purchaser pursuant to this Security Agreement or by a court on application by the Purchaser.

“Records” means all books, accounts, invoices, letters, papers, security certificates, documents and other records in any form evidencing or relating in any way to any item or part of the Collateral and all agreements, Licenses, Permits and other rights and benefits in respect thereof, and (as the context so admits) any item or part thereof.

“Recovery” means any monies received or recovered by the Purchaser pursuant to this Security Agreement on account of the Obligations, whether pursuant to any enforcement of the Security, any Litigation, any settlement thereof or otherwise.

“Refined Gold” has the defined meaning assigned to it in the Purchase Agreement.

“Replacements” means all increases, additions and accessions to, and all substitutions for and replacements of, any item or part of the Collateral, and any item or part thereof.

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person.

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“Sale/Lease Back Transaction” means any transaction, series of transactions (related or not) or arrangement pursuant to which Business Assets of a Person are disposed of and are thereafter leased back, or are otherwise made available for use, to that Person.

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and excise taxes, or harmonized Canadian and provincial taxes.

“Security” means any and all Liens granted by Taseko to the Purchaser in this Security Agreement.

“Security Agreement” means this security agreement and all schedules attached hereto. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Security Agreement and not to any particular section or portion of it. References to an “Article”, “Section”, “Subsection” or “Schedule” refer to the applicable article, section, subsection or schedule of this Security Agreement.

“Taxes” means all taxes of any kind or nature whatsoever including federal large corporation taxes, provincial capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

2.                                       Extended Meanings

To the extent the context so admits, any reference in this Security Agreement to:

“agreement” shall be construed as any agreement, oral or written, any simple contract or specialty, and includes any bond, bill of exchange, indenture, instrument or undertaking.

“arm’s length” shall be construed in the same manner it is used in the Income Tax Act (Canada).

“change” shall be construed as change, modify, alter, amend, supplement, extend, renew, compromise, novate, replace, terminate, release, discharge, cancel, suspend or waive or (where the context so admits) the noun or participle form of any of the foregoing, and “changed” shall be construed in like manner.

“dispose” shall be construed as lease, sell, transfer, license or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, including the right to profit or gain therefrom, whether in a single transaction or in a series of related transactions, and “disposed”, “disposition” and “disposal” shall be construed in like manner.

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“include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to limit any word or statement which it follows to the specific items or matters immediately following it or similar terms or matters.

“losses and expenses” shall be construed as losses, costs, expenses, damages, penalties, Awards, Orders, Litigation, claims, claims over, demands and liabilities, including any applicable court costs and legal fees and disbursements on a full indemnity basis, and “loss and expense” shall be construed in like manner.

“rate of exchange” shall be construed so as to include any premiums or costs payable in connection with any currency conversion being effected.

a “receiver” - a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee-in-bankruptcy, administrator, administrative receiver, monitor and any other like or similar official.

“rights” shall be construed as rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.

“set-off’ means any right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, deduction or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation.

“successor” of a Person (the “relevant party”) shall be construed so as to include (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any body corporate resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any Person to whom all or substantially all the undertakings, property and assets of the relevant party is transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation and (v) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any Person referred to in clause (i), (ii), (iii) or (iv) of this definition. Each reference in this Security Agreement to any party hereto or any other Person shall (where the context so admits) include its successors.

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SCHEDULE 2.1

[PERMITS AND LICENSES]

PERMITS AND LICENSES LEGALLY AND BENEFICIALLY OWNED AND HELD BY TASEKO:

See attached Table D-1 for Licenses and Permits listed as “Received”.

[REDACTED]

SCHEDULE 3.7

LOCATIONS OF REGISTERED OFFICE, PLACES OF BUSINESS,

CHIEF EXECUTIVE OFFICE, RECORDS AND

OTHER COLLATERAL

Registered Office

British Columbia

Chief Executive Office

British Columbia

Places of Business

British Columbia

Locations of Records

British Columbia

Locations of Collateral

British Columbia

This is Schedule M3 to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Security Agreement — Floating Charge

SECURITY AGREEMENT [FLOATING CHARGE]

THIS AGREEMENT is made as of the 12th day of May, 2010 by TASEKO MINES LIMITED (herein called “Taseko”), a company incorporated under the laws of British Columbia, 300-905 West Pender Street, Vancouver, British Columbia, Telecopy No. (778) 373-4534 in favour of FRANCO-NEVADA CORPORATION (herein called the “Purchaser”) Suite 740, 130 King Street West, Toronto, Ontario, M5X 1E4, Telecopy No. (416) 306-6330.

BACKGROUND:

Pursuant to the gold purchase agreement dated May 12, 2010 (the “Purchase Agreement”) between Taseko and the Purchaser, it is a condition of the Purchase Agreement that Taseko enter into this Security Agreement.

FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby acknowledged), Taseko covenants, agrees, grants, acknowledges, represents and warrants in favour of the Purchaser, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Each word and phrase defined or given an extended meaning in Schedule 1.1 is used in this Security Agreement with the defined or extended meaning assigned to it in Schedule 1.1.

1.2                                                                               Statutes

Each reference in this Security Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision of any thereof) at any time shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each change thereto made at or before that time.

1.3                                                                               Headings

The division of this Security Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Security Agreement.  The Article and Section headings in this Security Agreement are included solely for convenience, are not intended to be full or accurate descriptions and shall not be considered part of this Security Agreement.

1.4                                                                               Number and Gender

In this Security Agreement, words (including defined terms) in the singular include the plural and vice-versa (the necessary changes being made to fit the context) and words in one gender include all genders.

1.5                                                                               Reference to Agreements

Each reference in this Security Agreement to any agreement (including this Security Agreement and any other term defined in Schedule 1.1 that is an agreement), document or instrument shall be construed so as to include such agreement (including any attached schedules, appendices and exhibits), document or instrument and each amendment, supplement, other modification, amendment and restatement, novation and replacement made to it at or before the time in question.

ARTICLE 2
GRANT OF SECURITY

2.1                                                                               Security

As general and continuing collateral security, without impairment or novation, for the due payment and performance of the Obligations, and subject to the exceptions in Section 2.5 and 2.6, Taseko charges, mortgages, assigns and transfers and grants a security interest in the following Collateral as and by way of a floating charge to and in favour of the Purchaser:

(a)                                  all of Taseko’s right, title and interest in and to all presently owned or held and after acquired or held real property, whether in fee or of a less estate, relating to or comprising the Prosperity Property or any part thereof, together with all commons, ways, profits, easements, rights-of-way, privileges, benefits, licences, improvements, immunities and rights connected therewith or appurtenant thereto and all structures, buildings, plant, fixed machinery, fixtures, appurtenances and other assets belonging, affixed or appurtenant to the said real property (the “Real Property Rights”), provided such floating charge shall in no way hinder or prevent Taseko, subject to the Purchase Agreement or until the security hereof shall have become enforceable, from selling, disposing of or otherwise dealing with any and all of such Real Property Rights in the ordinary course of Taseko’s business and for the purpose of carrying on and extending the same, provided, however, that such floating charge shall prevent Taseko, unless it has the express written consent of the Purchaser, from granting, creating, assuming, or permitting to exist any encumbrance, other than Permitted Encumbrances, upon the whole or any part of the Real Property Rights; and

(b)                                 all Proceeds and Replacements of or to Collateral referred to in clause (a) above, including all rights thereto.

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2.2                                                                               Attachment

Taseko acknowledges that value has been given, that Taseko and the Purchaser have not agreed to postpone the time for attachment of the Security and that the Security is intended to attach, as to all of the Collateral in which Taseko now has rights, when Taseko executes this Security Agreement, and, as to all Collateral in which Taseko only has rights after the execution of this Security Agreement, when Taseko first has such rights.  For certainty, Taseko confirms and agrees that the Security is intended to attach to all present and future Collateral of Taseko and each successor of Taseko.

2.3                                                                               Permitted Dispositions

Taseko shall not sell, consign, lease, move, destroy or otherwise dispose of, impair or abandon any Collateral except as permitted by this Agreement or the Purchase Agreement.

2.4                                                                               Proceeds Held in Trust

After an Event of Default occurs, Taseko shall receive and hold all Proceeds in trust, separate and apart from other monies, instruments or property, and shall forthwith endorse as necessary and pay over or deliver them to the Purchaser.

2.5                                                                               Leases

(a)                                  The last day of the term of any lease, oral or written, or any agreement therefor, now held or hereafter acquired by Taseko shall be excepted from the Security and shall not form part of the Collateral but Taseko shall stand possessed of such one day remaining upon trust to assign and dispose of the same as the Purchaser directs.  If any such lease or agreement therefor contains a provision which provides in effect that such lease or agreement may not be assigned, sub-leased, charged or made the subject of any Lien without the consent of the lessor, the application of the Security to any such lease or agreement shall be conditional upon such consent being obtained. Taseko shall forthwith use commercially reasonable best efforts to obtain, as soon as reasonably practicable, such consent.

(b)                                 Upon any sale by the Purchaser or any Receiver of any leasehold interest pursuant to this Security Agreement, the Purchaser or any Receiver, for the purpose of vesting the one day residue of the term or renewal thereof in any purchaser or purchasers, shall be entitled by deed or writing to appoint such purchaser or purchasers or any other Person or Persons a new trustee or trustees of the aforesaid reside of any such term or renewal thereof in the place and stead of Taseko and to vest the same accordingly in the new trustee or trustees so appointed free from any obligation respecting the same.

2.6                                                                               Agreements

(a)                                  Notwithstanding anything to the contrary contained herein, if Taseko cannot lawfully grant the Security in any agreement comprised in the Collateral in which

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it now or hereafter has rights because the agreement prohibits or restricts such Security, the agreement requires the consent of any Person which has not been obtained or the grant of such Security in the agreement would contravene Applicable Law, that agreement shall not, to the extent it would be illegal or result in a breach or default under that agreement (each, a “Prescribed Agreement”), be subject to the Security (save to the extent provided below) unless and until such agreements, consents, waivers and approvals as may be required to avoid such illegality, breach or default have been obtained (“Required Approvals”).  The Security shall nonetheless immediately attach to any rights of Taseko arising under, by reason of, or otherwise in respect of such agreement such as the right to receive payments thereunder and all Proceeds and Replacements of the agreement (“Related Rights”), if and to the extent and as at the time such attachment to the Related Rights is not illegal or would not result in a breach or default thereunder.

(b)                                 To the extent permitted by Applicable Law and each Prescribed Agreement, Taseko will hold in trust for the Purchaser, and provide the Purchaser with the benefits of, each Prescribed Agreement and will enforce all Related Rights at the direction of the Purchaser or at the direction of such other Person (including any purchaser of Collateral from the Purchaser or any Receiver) as the Purchaser may designate.

(c)                                  Taseko shall forthwith use commercially reasonable best efforts to obtain, as soon as reasonably practicable, all such Required Approvals and acknowledgements of the nature referred to in Subsection 2.6(a).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Taseko represents and warrants to and in favour of the Purchaser, as follows:

3.1                                                                               Incorporation

Taseko is validly incorporated and organized and is a valid and subsisting corporation under the laws of the Province of British Columbia.

3.2                                                                               Corporate Power

Taseko has the power, capacity, and authority, and has taken all necessary corporate action, to authorize, issue and perform this Security Agreement and to grant the Security.

3.3                                                                               Business

Taseko has all necessary power, capacity, and authority to own its Business Assets (including the Collateral) and to carry on its current undertakings and business, and any undertakings or businesses in which it contemplates it will engage, in each relevant jurisdiction.

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3.4                                                                               No Conflict

Neither the issuance nor the performance of this Security Agreement nor the granting of the Security requires the Authorization of any Governmental Authority having jurisdiction over Taseko or its Business Assets, nor is this Security Agreement in contravention or breach of or in conflict with the constating documents, any unanimous shareholder agreement, by-laws or resolutions of the directors or shareholders of Taseko or of the provisions of any agreement or License to which Taseko is a party as at the date hereof or by which it or any of its Business Assets may be bound as at the date hereof (except, in relation to any agreement or License, for any contravention, breach or conflict which does not, and could not reasonably be expected to have a material adverse effect on Taseko or any of its Business Affairs) or of any Applicable Law to which Taseko or any of its Business Assets may be subject. No such action will oblige Taseko to grant any Lien to any Person other than the Purchaser.

3.5                                                                               Title

Subject only to Permitted Encumbrances, Taseko has and will have good and marketable title to the Collateral free and clear of all Liens whatsoever.

3.6                                                                               Enforceability

This Security Agreement constitutes a valid and legally binding obligation of Taseko enforceable against Taseko in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors’ rights in general, to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion and to any reasonable qualifications expressed in the legal opinions delivered by counsel for Taseko to the Purchaser pursuant to the Purchase Agreement.

3.7                                                                               Real Property Rights

Schedule 2.1 includes a complete list of all Real Property Rights owned, held or used by Taseko as at the date hereof in carrying on Taseko’s business related to the Prosperity Property that are registered at the applicable Land Title Office in British Columbia.  Upon Taseko’s acquisition of rights in any additional Real Property Right registered at the applicable Land Title Office in British Columbia, Taseko will immediately give written notice to the Purchaser of full particulars of the same.

3.8                                                                               Reliance and Survival

All representations and warranties of Taseko made herein or in any certificate or other document delivered by or on behalf of Taseko to the Purchaser are material, shall survive the issuance of this Security Agreement and shall continue in full force and effect without time limit.  The Purchaser shall be deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of the Purchaser at any time.

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ARTICLE 4
COVENANTS OF TASEKO

4.1                                                                               Maintenance

Taseko shall diligently maintain and use the Collateral and shall conduct its business in a proper and efficient manner so as to preserve and protect the Collateral and the earnings, issues and profits thereof.

4.2                                                                               Access to Records

Taseko shall upon prior written request from the Purchaser, permit the Purchaser or its Representatives at any commercially reasonable time to have access to all premises occupied by Taseko or any place where any Collateral may be found in order to inspect any Collateral and to examine the books of account and other records and reports of Taseko including the Records, and to have temporary custody of, make copies of and take extracts from such records, reports and Records.

4.3                                                                               Taxes

Taseko shall pay all Taxes when due except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established and either (a) no Lien attaches to Collateral to secure the payment of such Taxes or (b) a Lien attaches to Collateral to secure the payment of such Taxes but no risk of enforcement exists and Taseko has paid to or deposited with the relevant taxation authority such amounts as may be assessed or otherwise required to cease all related penalties and interest from continuing to accrue.  Taseko shall provide the Purchaser with evidence of Tax payments upon written request.

4.4                                                                               Liens

Taseko shall keep the Collateral free at all times from Liens, except Permitted Encumbrances, and shall defend the title to the Collateral against all Persons.  Taseko shall not permit any Collateral to become an accession to or commingled with any property other than other Collateral or to become a fixture unless the Security ranks prior to the interests of all Persons in the subject realty. Neither the foregoing nor Section 3.4 shall in any way prevent the Purchaser from, at any time, contesting the validity, enforceability or priority of any Lien. Subject to the Purchase Agreement, no Lien shall be entitled to priority over the Security.  Nothing in this Security Agreement is intended to create any rights (including subordination rights) in favour of any Person other than the Purchaser, any Receiver and the other Indemnified Parties.

4.5                                                                               Compliance with Governmental Requirements

Taseko shall duly comply with all requirements of any Governmental Authority applicable to any Collateral or its use and with all covenants, terms or conditions upon which any Collateral is held or used.

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4.6                                                                               Further Assurances

Taseko shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, mortgages and charges, security agreements, assignments, agreements and assurances as the Purchaser may reasonably require in order to give effect to the provisions of this Security Agreement and for the better, confirming, registering, securing or perfecting, or maintaining the perfection of, the Security and the priority accorded to the Security intended under this Security Agreement. Upon the request of the Purchaser, Taseko shall specifically mortgage, pledge, charge, grant a security interest in, or assign in favour of the Purchaser any property that forms part of or is derived from or connected to the Prosperity Property which Taseko now or hereafter has rights and shall execute all documents reasonably required by the Purchaser in connection therewith. Taseko constitutes and appoints the Purchaser acting by any officer for the time being of the Purchaser located at its address for notices prescribed by Section 7.3 to be its attorney with full power of substitution to do on Taseko’s behalf anything that Taseko can lawfully do by an attorney, including to do, make and execute all such agreements, deeds, acts, matters or things, with the right to use the name of Taseko, whenever and wherever it deems necessary or expedient and to carry out Taseko’s obligations under this Security Agreement.  Such power of attorney, being granted by way of security and coupled with an interest, is irrevocable until Payment in Full of the Obligations. Such power of attorney shall not be exercisable by the Purchaser (a) unless a Default has occurred and is continuing or (b) unless the Purchaser has requested Taseko to take any action required pursuant to this Section 4.6 and Taseko has failed to do so.

4.7                                                                               Notice of Change

Taseko shall notify the Purchaser in writing:

(a)                                  forthwith of any Litigation which could materially adversely affect any Collateral or the Security therein;

(b)                                 forthwith after receipt by Taseko of any notice from any Governmental Authority regarding, or the occurrence of, any of the following events:  non-compliance with Applicable Laws, order for suspension of mining activities, cancellation or forfeiture of, or the failure to renew or expiry of, any Real Property Rights; and

(c)                                  at least 3 Business Days prior to (i) any change of name, or the adoption of a French form of name, or the adoption of a combined English/French or French/English form of name, of Taseko, (ii) any transfer of Taseko’s interest in any Collateral not expressly permitted hereunder, or (iii) any change in the registered office or chief executive office of Taseko.

4.8                                                                               Costs

Taseko shall forthwith reimburse the Purchaser, on demand and on a full indemnity basis, for all interest, commissions, costs of realization and other costs and expenses (including legal fees and expenses on a full indemnity basis) incurred by the Purchaser or any Receiver in connection with the enforcement of this Security Agreement and the enforcement of

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the Security, including those arising in connection with the realization, disposition of, retention, protection or collection of any Collateral and the protection or enforcement of the rights of the Purchaser or any Receiver.

4.9                                                                               Reimbursements as Obligations

All amounts for which Taseko is required hereunder to reimburse the Purchaser or any Receiver shall, from the date of disbursement until the date the Purchaser or such Receiver receives reimbursement, be deemed advanced to Taseko by the Purchaser or such Receiver, as the case may be, on the faith and security of this Security Agreement, shall be deemed to be Obligations secured by the Security and shall bear interest from the date of disbursement, compounded and payable monthly, both before and after demand, default and judgment, until payment of such amount is paid in full at the Default Rate.

4.10                                                                        General Indemnity

Taseko will indemnify the Purchaser, any Receiver and their respective Representatives, (each, an “Indemnified Party”) in respect of, and save each Indemnified Party fully harmless from and against, all loss and expense which an Indemnified Party may suffer or incur in connection with (a) the exercise by the Purchaser or any Receiver of any of its rights hereunder, (b) any breach by Taseko of the representations or warranties of Taseko contained herein, or (c) any breach by Taseko of, or any failure by Taseko to observe or perform, any of the Obligations, save that Taseko shall not be obliged to so indemnify any Indemnified Party to the extent such losses and expenses are determined by a final Award (from which no appeal may be made or the applicable appeal periods have lapsed without any appeal therefrom having been perfected) to have directly resulted from the wilful misconduct or gross negligence of the Indemnified Party.  The Purchaser shall be constituted as the trustee of each Indemnified Party, other than itself, and shall hold and enforce each such other Indemnified Party’s rights under this Section 4.10 for their respective benefits.

4.11                                                                        Registration

Taseko shall cause its Representatives to forthwith register, file and record this Security Agreement or notice thereof, on behalf of the Purchaser at all proper offices where, in the opinion of counsel to the Purchaser, such registration, filing or recording may be necessary or advantageous to create, perfect, preserve or protect the Security in the Collateral and its priority and shall hereafter cause its Representatives to maintain all such registrations, filings and recordings on behalf of the Purchaser in full force and effect.

4.12                                                                        Updated Lists

As soon as Taseko acquires any rights in any Real Property Right registered at the applicable Land Title Office in British Columbia, a written description describing that Real Property Right shall be deemed to have been incorporated into Schedule 2.1 and Taseko shall promptly deliver to the Purchaser an updated version of such Schedule 2.1, showing additions and deletions to the Collateral since the prior version forming a part hereof, provided however that any such addition shall not result in increasing the physical or subsurface area of the

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Prosperity Project outside of the area existing as of the date hereof.  Each such version approved of by the Purchaser shall be deemed to be part of this Security Agreement as of its preparation date.

ARTICLE 5
DEFAULT

5.1                                                                               Acceleration on Event of Default

If the Purchaser declares the Payment Deposit to be immediately due and payable, in accordance with the Purchase Agreement, the Obligations shall be immediately due and payable and the Security shall become immediately crystallized and enforceable without the necessity for any further action or notice by the Purchaser.

5.2                                                                               Waiver

The Purchaser may waive any Default or an Event of Default or any breach by Taseko of any of the provisions of this Security Agreement.  No waiver, however, shall be deemed to extend to a subsequent breach or Default or an Event of Default, whether or not the same as or similar to the breach or Default or an Event of Default waived, and no act or omission by the Purchaser shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or an Event of Default or the rights of the Purchaser arising therefrom.  Any such waiver must be in writing and signed by the Purchaser to be effective.  No failure on the part of the Purchaser to exercise, and no delay by the Purchaser in exercising, any right under this Security Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

ARTICLE 6
REMEDIES ON DEFAULT

6.1                                                                               Remedies of Purchaser

If the Security becomes enforceable in accordance with Article 5, the Purchaser shall have the rights set out in this Article 6.

6.2                                                                               Right to Appoint a Receiver

The Purchaser may appoint by instrument in writing one or more Receivers of any Collateral.  Any such Receiver shall have the rights set out in this Article 6.  In exercising such rights, any Receiver shall act as and for all purposes shall be deemed to be the agent of Taseko and the Purchaser shall not be responsible for any act or default of any Receiver.  The Purchaser may remove any Receiver and appoint another from time to time.  An officer or employee of the Purchaser may be appointed as a Receiver.  No Receiver appointed by the Purchaser need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court.  If two or more Receivers are appointed to act concurrently, they shall, unless otherwise expressly provided in the instrument appointing them, so act severally and not jointly and severally.  The appointment of any Receiver or anything done by a Receiver or the removal or

9

termination of any Receiver shall not have the effect of constituting the Purchaser a mortgagee in possession in respect of the Collateral.

6.3                                                                               Rights of a Receiver

Any Receiver appointed by the Purchaser shall have the following rights:

(a)                                  Power of Entry.  Taseko shall forthwith upon demand deliver to a Receiver possession of any Collateral at the place specified by the Receiver.  Any Receiver may at any time enter upon any premises owned, leased or otherwise occupied by Taseko or where any Collateral is located to take possession of, disable or remove any Collateral, and may use whatever means the Receiver considers advisable to do so.

(b)                                 Power of Sale.  Any Receiver may sell, lease, consign, license, assign or otherwise dispose of any Collateral by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by Taseko to the extent permitted by Applicable Law.  Any Receiver may, at its discretion, establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price.  All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received.  Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral again without being answerable for any loss occasioned thereby.  Any such disposition may take place whether or not the Receiver has taken possession of the Collateral.  The exercise by the Receiver of any power of sale does not preclude the Receiver from further exercise of its power of sale in accordance with this clause.

(c)                                  Carrying on Business.  With respect to, and to the extent of, the Collateral and the Prosperity Property, any Receiver may carry on, or concur in the carrying on of, any of the business or undertaking of Taseko and may, to the exclusion of all others, including Taseko after five Business Days’ written notice, enter upon, occupy and use any of the premises, buildings, plant and undertaking of, or occupied or used by, Taseko and, for such time and such purposes as the Receiver sees fit, may use any of the equipment and intangibles of Taseko that Taseko has not removed from the Prosperity Property within five Business Days after the Purchaser or the Receiver has given Taseko written notice to do so.  No Receiver shall be liable to Taseko for any negligence in so doing or in respect of any rent, charges, costs, depreciation or damages in connection with any such action.

(d)                                 Any Receiver may complete any unfinished construction upon or in the Collateral including having the power to:

(i)                                     appoint and engage superintendents, architects, engineers, miners, geologists, consultants, contractors, managers, advisors and such other personnel which, in the discretion of the Receiver, may be required to construct, furnish or operate the Collateral;

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(ii)           enter into contracts for the supply of materials and services which the Receiver deems necessary to complete or operate the Collateral;

(iii)          enter into and enforce and take the benefit of Real Property Rights, agreements and other arrangements in respect of the Collateral from municipal or other Governmental Authorities or from any other source whatsoever which provide loans, grants or Licenses;

(iv)          enter into, enforce, use and take the benefit of construction contracts, contracts for services or materials, performance bonds, insurance contracts, development agreements, plans, studies, reports, information or any other matter, material or arrangement in respect of the Collateral; and

(v)           with the approval of a court of competent jurisdiction, if required by Applicable Law, terminate any Real Property Rights or other arrangements made by Taseko in connection with the Collateral on such terms as the Receiver deems reasonable.

(e)           Pay Liens.  Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral.  A Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of Taseko with respect to, and to the extent of, the Collateral and the Prosperity Property and may grant Liens in any Collateral in priority to the Security as security for the money so borrowed.  Taseko will forthwith on demand reimburse the Receiver for all such payments and borrowings.

(f)            Dealing with Collateral.  Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable without notice to Taseko (except as otherwise required by Applicable Law), and may charge on its own behalf and pay to others its costs and expenses (including legal, Receiver’s and accounting fees and expenses on a full indemnity basis) incurred in connection with such actions.  Taseko will forthwith upon demand reimburse the Receiver for all such costs or expenses.

(g)           Powers re Collateral.  Any Receiver may have, enjoy and exercise all of the rights of and enjoyed by Taseko with respect to the Collateral or incidental, ancillary, attaching or deriving from the ownership by Taseko of the Collateral, the right to commence or continue Litigation to preserve or protect Collateral and the right to grant or agree to Liens and grant or reserve profits a prendre, easements, rights of ways, rights in the nature of easements and licenses over or pertaining to the whole or any part of the Collateral.

(h)           Retain Services.  Any Receiver may retain the services of such real estate brokers and agents, lawyers, accountants, appraisers and other consultants as the Receiver may deem necessary or desirable in connection with anything done or to be done

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by the Receiver or with any of the rights of the Receiver set out herein and pay their commissions, fees and disbursements (which payment shall constitute part of the Receiver’s disbursements reimbursable by Taseko hereunder).  Taseko shall forthwith on demand reimburse the Receiver for all such payments.

6.4                                                                               Right to have Court Appoint a Receiver

The Purchaser may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

6.5                                                                               Purchaser may exercise rights of a Receiver

In lieu of, or in addition to, exercising its rights under Sections 6.3 and 6.4, the Purchaser has, and may exercise, any of the rights which are capable of being granted to a Receiver appointed by the Purchaser pursuant to this Security Agreement.

6.6                                                                               Retention of Collateral

The Purchaser may elect to retain any Collateral in satisfaction of the Obligations. The Purchaser may designate any part of the Obligations to be satisfied by the retention of particular Collateral which the Purchaser considers to have a net realizable value approximating the amount of the designated part of the Obligations, in which case only the designated part of the Obligations shall be deemed to be satisfied by the retention of the particular Collateral.

6.7                                                                               Limitation of Liability

Neither the Purchaser nor any Receiver shall be liable or accountable for any failure of the Purchaser or any Receiver to seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral nor shall any of them be bound to institute Litigation for any such purposes or for the purpose of preserving any rights of the Purchaser, Taseko or any other Person in respect of any Collateral.  Neither the Purchaser nor any Receiver shall be liable or responsible for any loss and expense whatever which may accrue in consequence of any such failure resulting from any negligence of the Purchaser, any Receiver or any of their respective Representatives or otherwise. If any Receiver or the Purchaser takes possession of any Collateral, neither the Purchaser nor any Receiver shall have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

6.8                                                                               Extensions of Time

The Purchaser and any Receiver may grant renewals, extensions of time and other indulgences, take and give up Liens, accept compositions, grant releases and discharges, perfect or fail to perfect any Liens, release any Collateral to third parties and otherwise deal or fail to deal with Taseko, debtors of Taseko, guarantors, sureties and others and with any Collateral and other Liens as the Purchaser may see fit, all without prejudice to the liability of Taseko to the Purchaser or the rights of the Purchaser and any Receiver under this Security Agreement.

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6.9                                                                               Application of Payments against Obligations

Any Recovery received by the Purchaser in respect of the Obligations from time to time and any Recovery realized by the Purchaser on any Collateral shall be appropriated and applied by the Purchaser in accordance with Section 6.17.

6.10                                                                        Set-Off, Combination of Accounts met and/or Crossclaims

The Obligations will be paid by Taseko without regard to any equities between Taseko and the Purchaser or any right of set-off or cross-claim.  Any indebtedness owing by the Purchaser to Taseko, direct or indirect, extended or renewed, actual or contingent, mutual or not, may be set off or applied against, or combined with, the Obligations by the Purchaser at any time either before or after maturity, without demand upon or notice to anyone.

6.11                                                                        Deficiency

If the proceeds of the realization of any Collateral are insufficient to repay all liquidated Obligations, Taseko shall forthwith pay or cause to be paid to the Purchaser such deficiency.

6.12                                                                        Validity of Sale

No Person dealing with the Purchaser or any Receiver or with any Representative of the Purchaser or any Receiver shall be concerned to inquire whether the Security has become enforceable, whether any right of the Purchaser or any Receiver has become exercisable, whether any Obligations remain outstanding or otherwise as to the propriety or regularity of any dealing by the Purchaser or any Receiver with any Collateral or to see to the application of any money paid to the Purchaser or any Receiver, and in the absence of fraud on the part of such Person such dealings shall be deemed, as regards such Person, to be within the rights hereby conferred and to be valid and effective accordingly.

6.13                                                                        Purchaser or Receiver may Perform

If Taseko fails to perform any Obligations, without limiting any other provision hereof, the Purchaser or any Receiver may perform those Obligations as attorney for Taseko in accordance with Section 4.6.  Taseko shall remain liable under each agreement and Real Property Right to which it is party or by which it or any of its Business Assets is bound and shall perform all of its obligations thereunder, and shall not be released from any of its obligations under any such agreement or Real Property Right by the exercise of any rights by the Purchaser or any Receiver.  Neither the Purchaser nor any Receiver shall have any obligation under any such agreement or Real Property Right by reason of this Security Agreement, nor shall the Purchaser or any Receiver be obliged to perform any of the obligations of Taseko thereunder or to take any action to collect or enforce any claim made subject to the security of this Security Agreement.  The rights conferred on the Purchaser and any Receiver under this Security Agreement are for the purpose of protecting the Security in the Collateral and shall not impose any obligation upon the Purchaser or any Receiver to exercise any such rights.

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6.14                                                                        Effect of Appointment of Receiver

As soon as the Purchaser takes possession of any Collateral or appoints a Receiver over any Collateral, all rights of each of the Representatives of Taseko with respect to that Collateral shall cease, unless specifically continued by the written consent of the Purchaser or the Receiver.

6.15                                                                        Time for Payment

If any Obligations are due by maturity, demand or acceleration, it shall be deemed reasonable for the Purchaser to exercise its rights under this Security Agreement immediately if such payment is not made, and any days of grace or any time for payment which might otherwise be required to be afforded to Taseko by any agreement or Applicable Law is hereby irrevocably waived to the extent permitted by law.

6.16                                                                        Rights in Addition

The rights conferred by this Article 6 are in addition to, and not in substitution for, any other rights the Purchaser may have under this Security Agreement, at law, in equity or by or under Applicable Law or the Purchase Agreement or any other security agreement.  The Purchaser may proceed by way of any action, suit or other proceeding at law or in equity including (a) the right to take proceedings in any court of competent jurisdiction for the sale or foreclosure of the Collateral and (b) filing proofs of claim and other documentation to establish the claims of the Purchaser in any Litigation relating to Taseko.  No right of the Purchaser or any Receiver shall be exclusive of or dependent on any other.  Any such right may be exercised separately or in combination, and at any time.  The exercise by the Purchaser or any Receiver of any right hereunder does not preclude the Purchaser or any Receiver from further exercise of such right in accordance with this Security Agreement.

6.17                                                                        Application of Proceeds

Each Recovery received by the Purchaser will be held and dealt with by or applied and paid to the relevant parties or Persons indicated below promptly following receipt by the Purchaser in the following order:

(a)           first, to be applied to the Payment in Full of the Obligations due and owing to the Purchaser under the Purchase Agreement, including all reasonable fees of the Purchaser and all reasonable out-of-pocket disbursements, fees, costs and expenses incurred by the Purchaser in connection with the preservation of the Security or the Collateral or any enforcement proceedings and all amounts for which the Purchaser is entitled to payment or indemnity from Taseko pursuant to any other provision of this Security Agreement;

(b)           second, to be held by the Purchaser and invested in accordance with Section 6.18 until the aggregate amount so held by the Purchaser equals 110% of the aggregate total amount of all remaining Obligations owing to the Purchaser after Payment in Full of the amounts referred to in paragraph (a) above; and

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(c)           third, after Payment in Full of all Obligations in accordance with paragraph (a) above, the surplus, if any, remaining from that Recovery after applying any portion thereof required to ensure that the Purchaser holds the amount specified in paragraph (b) above, will be paid to Taseko, unless otherwise directed by any Order of any competent Governmental Authority, or as required by Applicable Law.

The fact that the Purchaser may make a payment pursuant to paragraph (c) above or may determine that the Obligations have been paid in full, will not thereafter prevent the Purchaser from applying any further Recovery in the order set out in this Section 6.17.

6.18                                                                        Investment of Recoveries

Unless herein otherwise provided, any of the funds received and held by the Purchaser pursuant to this Security Agreement may be deposited in a separate collateral account in the name of the Purchaser (which may be held with the Purchaser or an affiliate or related party of the Purchaser), which account shall be non-interest bearing.  Prior to the occurrence of a Default, the Purchaser shall invest in its name such funds in Authorized Investments in accordance with a written direction (an “Investment Direction”) received by it from time to time from Taseko and thereafter as the Purchaser shall determine. Any Investment Direction must be provided to the Purchaser no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such Investment Direction received by the Purchaser after 9:00 a.m. (Toronto time) or received on a non-Business Day shall be deemed to have been received by the Purchaser prior to 9:00 a.m. (Toronto time) on the next Business Day. For the purposes of this Section 6.18, “Authorized Investments” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that each such obligation is rated at least R-1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by any other recognized Canadian public debt rating agency.

ARTICLE 7
GENERAL

7.1                                                                               Security in Addition

The Security does not replace or otherwise affect any existing or future Lien held by the Purchaser.  Neither the taking of any Litigation, judicial or extra-judicial, nor the refraining from so doing, nor any dealing with any other security for any Obligations shall release or affect the Security.  Neither the taking of any Litigation, judicial or extra-judicial, pursuant to this Security Agreement, nor the refraining from so doing, nor any dealing with any Collateral shall release or affect any of the other Liens held by the Purchaser for the payment or performance of the Obligations.

7.2                                                                               No Merger

This Security Agreement shall not operate by way of a merger of the Obligations or of any agreement or other document by which the Obligations now or at any time hereafter

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may be represented or evidenced.  Neither the taking of any judgment nor the exercise of any power of seizure or disposition shall extinguish the liability of Taseko to pay and perform the Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation.  No covenant, representation or warranty of Taseko herein shall merge in any judgment.

7.3                                                                               Notices

Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Security Agreement shall be given in accordance with the Purchase Agreement.

7.4                                                                               Time of the Essence

Time is and shall remain of the essence of this Security Agreement and each of its provisions.

7.5                                                                               Governing Law

This Security Agreement shall be governed by, and interpreted in accordance with, the laws in force in the Province of British Columbia, including the federal laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction).  Taseko irrevocably attorns to and submits to the non-exclusive jurisdiction of the Courts of British Columbia with respect to any matter arising hereunder or related hereto.  Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Purchaser under the laws of any other jurisdiction where Collateral may be located.

7.6                                                                               Doctrine of Consolidation

Pursuant to section 31(2) of the Property Law Act (British Columbia), the doctrine of consolidation shall apply to this Security Agreement.

7.7                                                                               Security Effective Immediately

Neither the issuance nor registration of, or any filings with respect to, this Security Agreement, nor any partial advance of the Payment Deposit by the Purchaser, shall bind the Purchaser to advance any amounts of the Payment Deposit to Taseko, but the Security shall take effect forthwith upon the issuance of this Security Agreement by Taseko.

7.8                                                                               Entire Agreement

There are no representations, warranties, covenants, agreements or acknowledgments whether direct or collateral, express or implied, that form part of or affect this Security Agreement or any Collateral, other than as expressed herein or in the Purchase Agreement or other security agreements granted contemporaneously herewith by Taseko to the Purchaser and other than as may be expressed in any other written agreement entered into between Taseko and the Purchaser contemporaneously herewith.  The execution of this Security

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Agreement has not been induced by, nor does Taseko rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in this Security Agreement and the other written agreements and other documents to be delivered pursuant hereto or contemporaneously herewith.

7.9                                                                               Provisions Reasonable

Taseko acknowledges that the provisions of this Security Agreement and, in particular, those respecting rights of the Purchaser or any Receiver against Taseko, its Business Assets and any Collateral upon a Default, are commercially reasonable and not manifestly unreasonable.

7.10                                                                        Invalidity

If any provision of this Security Agreement is found to be invalid or unenforceable, by a court of competent jurisdiction from which no further appeal right lies, that provision shall be deemed to be severed herefrom and the remaining provisions of this Security Agreement shall not be affected thereby but shall remain valid and enforceable.

7.11                                                                        Binding Effect

This Security Agreement shall enure to the benefit of the Purchaser and any Receiver and their respective successors and assigns permitted under the Purchase Agreement and shall be binding on Taseko, its legal representatives (including receivers) and its successors and assigns permitted under the Purchase Agreement.  Each reference to Taseko in this Security Agreement shall be construed so as to include the successors and such permitted assigns of Taseko to the extent the context so admits.

7.12                                                                        Survival

The Obligations payable under Sections 4.10 and 6.17 (the “Indemnity Obligations”) shall survive the Payment in Full of all other Obligations and shall continue in full force and effect until Payment in Full has been irrevocably made of such Indemnity Obligations.

7.13                                                                        Statutory Waivers

To the fullest extent permitted by Applicable Law, Taseko waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the rights of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.

7.14                                                                        Currency

All references in this Security Agreement to monetary amounts, unless specifically provided, are to lawful currency of the United States of America. All sums of money payable under this Security Agreement shall be paid in the currency in which such sums are incurred or expressed as due hereunder.

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7.15                                                                        Currency Conversions

If the Purchaser receives or recovers any amount payable under this Security Agreement in a currency (the “Recovered Amount”) which is different than the currency of the United States of America (the “Contract Currency”), the Purchaser may convert the Recovered Amount to the Contract Currency at the rate of exchange which the Purchaser is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency. The amount of the Contract Currency resulting from any such conversion shall then be applied in accordance with the provisions of Section 6.9.

7.16                                                                        Judgment Currency

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the country giving such judgment (the “Judgment Currency”) an amount due hereunder in a different currency (the “Agreed Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”.  If there is a change in the rate of exchange between the Judgment Currency and the Agreed Currency between the Conversion Date and the actual receipt by the Purchaser or any Receiver of the amount due hereunder or under any such judgment, Taseko will, notwithstanding any such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Purchaser or Receiver in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Agreed Currency.  Taseko’s liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Security Agreement.

7.17                                                                        Amendment

Subject to Section 1.5, no agreement purporting to change this Security Agreement shall be binding upon either Taseko or the Purchaser unless that agreement is in writing and signed by Taseko and the Purchaser.

7.18                                                                        Information

At any time the Purchaser may provide to any Person that claims an interest in Collateral copies of this Security Agreement or information about it or about the Collateral or the Obligations.

7.19                                                                        Date of Reference

For convenience of reference, this Security Agreement may be referred to as being dated for reference May 12, 2010 irrespective of its actual date of execution.

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TO WITNESS THIS AGREEMENT, Taseko has caused this Security Agreement to be duly executed.

EXECUTION DATE

OFFICER SIGNATURE(S)	Y	M	D	TRANSFEROR(S) SIGNATURE(S)

TASEKO MINES LIMITED
by its authorized signatory(ies)

Name:

Name:

(as to all signatures)

OFFICER CERTIFICATION

Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to execution of this instrument.

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SCHEDULE 1.1

DEFINITIONS

1.                                       Unless the context otherwise requires, in this Security Agreement the following terms are used with their corresponding defined meanings:

“Applicable Law” means any international, federal, state, provincial, or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a Person or any of its properties, assets, business or operations.

“Authorizations” means any authorization, approval, consent, exemption, license, permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs or from any Person in connection with any easements or contractual rights.

“Award” means any judgment, decree, injunction, rule, award or order of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its Business Assets, seeking any Award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.

“Business Affairs” means the Business Assets, liabilities, financial condition, prospects and results of operations of a specified Person.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person.

“Business Day” means a day other than a Saturday or a Sunday or a day that is a statutory holiday under the laws of the Province of Ontario or the Province of British Columbia.

“Collateral” means all of the property made subject to the Liens created under Section 2.1, wherever located, now or hereafter owned by Taseko or in or to which

Taseko now or hereafter has rights, including all such rights, and (as the context so admits) any item or part thereof.

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would, or could reasonably be expected to, constitute or result in the occurrence of an Event of Default.

“Default Rate” means the interest rate per annum payable by Taseko pursuant to Section 10.2(a) of the Purchase Agreement.

“Documents of Title” means all documents of title, whether negotiable or non-negotiable, including all warehouse receipts and bills of lading, in which Taseko now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Event of Default” means a Taseko Event of Default as defined in the Purchase Agreement.

“Governmental Authority” means any federal, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Income Taxes” means taxes based on or measured by income or profit of any nature or kind, including Canadian federal and provincial income taxes and similar such taxes imposed by any foreign jurisdiction (including any union of nations).

“Indemnified Party” has the defined meaning assigned to it in Section 4.10.

“License” means (i) any Authorization from any Governmental Authority having jurisdiction with respect to Taseko or the Prosperity Property, and (ii) any Authorization from any Person granting any easement or license with respect to any real or immovable property.

“Lien” means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge (fixed or floating), lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, Sale/Lease Back Transaction, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (v) any agreement to grant any of the rights or interests described in clauses (i) to (iv) inclusive of this definition.

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit, mediation, alternative dispute resolution proceeding or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority, arbitrator or other decision-making authority.

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“Obligations” means all advances of the Payment Deposit and all obligations for the performance of covenants, tasks or duties including, without limitation, for the delivery of Refined Gold, payment of monetary amounts, debts and liabilities (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable), including, for greater certainty, the return of the uncredited amount of the Payment Deposit, if applicable, owing by Taseko to the Purchaser pursuant to the Purchase Agreement, and all covenants, duties regarding such Refined Gold or amounts, of any kind or nature, present or future, absolute or contingent, joint or several or joint and several, direct or indirect, matured or not, extended or renewed, whenever and however incurred, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under, by reason of, pursuant to or otherwise in respect of the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and every item or part of any thereof. This term includes all principal, interest (including all interest that accrues after the commencement of, or which would have accrued but for the commencement of, any Bankruptcy Proceeding in accordance with and at the rate, including the Default Rate to the extent lawful, specified herein or in the Purchase Agreement, whether or not such interest is an allowable claim in such Bankruptcy Proceeding), expenses, legal fees and any other sum chargeable to Taseko under the Purchase Agreement, this Security Agreement or any other security agreement granted by Taseko to the Purchaser, and (as the context so admits) each and any item or part of any thereof.

“Order” means any order, directive, direction or request of any Governmental Authority, arbitrator or other decision-making authority of competent jurisdiction.

“Payment Deposit” has the defined meaning assigned to it in the Purchase Agreement.

“Payment in Full” in relation to any Obligations means permanent, indefeasible and irrevocable delivery of Refined Gold or payment in cash (or other freely available funds transfer as may be expressly provided for in the Purchase Agreement) to the Purchaser in full of all Obligations in accordance with the express provisions of the Purchase Agreement, without regard to any compromise, reduction or disallowance of all or any item or part thereof by virtue of the application of any bankruptcy, insolvency or other similar such laws, any law affecting creditors’ rights generally or general principles of equity, and the cancellation or expiry of all commitments by the Purchaser to advance any portion of the Payment Deposit to or for the benefit or at the request of Taseko, and “paid in full” shall (to the extent the context so admits) be construed in like manner.

“Permitted Encumbrances” means (i) liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested in good faith by Taseko, (ii) undetermined or inchoate liens and charges incidental to current construction or current operations which have not been filed against Taseko or which relate to obligations not due or delinquent, (iii) the right reserved to or vested in any Governmental Authority by any lease, license, franchise, grant, permit or statutory provision to terminate any lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof, (iv) the

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encumbrance resulting from the deposit of cash or obligations as security when Taseko is required to do so by any Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same or to secure worker’s compensation, surety or appeal bonds or to secure costs of litigation when required by law and (v) security given to a public utility or any Governmental Authority when required in connection with the operations of Taseko, (vi) easements, rights of way, servitudes or other similar rights in lands granted to or taken by other persons which in the aggregate do not materially impair the usefulness in the business of Taseko of the lands subject to such easements, rights or servitudes and (vii) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown.

“Person” means an individual, corporation, company (limited, unlimited, unlimited liability or other), limited liability corporation, other body corporate, estate, limited or general partnership, business trust, trustee, joint venture, other legal entity, unincorporated association or Governmental Authority.

“Prescribed Agreement” has the defined meaning assigned to it in Subsection 2.6(a).

“Proceeds” means all proceeds and real or personal property in any form derived directly or indirectly from any disposal of or other dealing with any Collateral, or that indemnifies or compensates for such Collateral stolen, lost, destroyed or damaged, and proceeds of Proceeds whether or not of the same type, class or kind as the original Proceeds, and (as the context so admits) any item or part thereof.

“Prosperity Processing Plant” means the processing plant substantially in the form contemplated in the Technical Report dated December 17, 2009 of Taseko entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold-Copper Project” with a nominal capacity to mill 70,000tpd of ore and capable of producing a copper-gold concentrate.

“Prosperity Project” means the Prosperity Property, the mining operations to be developed, constructed and operated at and in respect of the Prosperity Property and the Prosperity Processing Plant.

“Prosperity Property” means the mining leases, mineral claims, surface rights and other rights or concessions listed or deemed incorporated in Schedule 2.1 to the Security Agreement (Mining Claims and Leases) dated on or about the date hereof between the parties hereto, whether created privately or through the action of any Governmental Authority, and includes any extension, renewal, replacement, conversion or substitution of any such mineral claims into a mining lease, surface rights or other right or concession or after acquired or resulting mining lease, mineral claims, surface rights and other right or concession, including any re-acquired after abandonment or other disposition, but in every case without extending the area covered thereby past the area covered by the mining leases, mineral claims, surface rights and other rights or concessions listed in such Schedule 2.1 as of the date hereof.

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“Purchase Agreement” has the defined meaning assigned to it in the Background to this Security Agreement.

“Purchaser” means FRANCO-NEVADA CORPORATION, and if such Purchaser shall assign all or any portion of its rights, benefits or obligations under the Purchase Agreement as permitted thereunder, such term shall include any assignee of such Purchaser, whether immediate or derivative, relative to such rights, benefits and obligations.

“Receiver” means any receiver for the Collateral or any of the business, undertakings, property and assets of Taseko appointed by the Purchaser pursuant to this Security Agreement or by a court on application by the Purchaser.

“Records” means all books, accounts, invoices, letters, papers, security certificates, documents and other records in any form evidencing or relating in any way to any item or part of the Collateral and all agreements, Licenses and other rights and benefits in respect thereof, and (as the context so admits) any item or part thereof.

“Recovery” means any monies received or recovered by the Purchaser pursuant to this Security Agreement on account of the Obligations, whether pursuant to any enforcement of the Security, any Litigation, any settlement thereof or otherwise.

“Refined Gold” has the defined meaning assigned to it in the Purchase Agreement.

“Replacements” means all increases, additions and accessions to, and all substitutions for and replacements of, any item or part of the Collateral, and any item or part thereof.

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person.

“Sale/Lease Back Transaction” means any transaction, series of transactions (related or not) or arrangement pursuant to which Business Assets of a Person are disposed of and are thereafter leased back, or are otherwise made available for use, to that Person.

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and excise taxes, or harmonized Canadian and provincial taxes.

“Security” means any and all Liens granted by Taseko to the Purchaser in this Security Agreement.

“Security Agreement” means this security agreement and all schedules attached hereto. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Security Agreement and not to any particular section or portion of it.  References to an “Article”, “Section”, “Subsection” or “Schedule” refer to the applicable article, section, subsection or schedule of this Security Agreement.

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“Taxes” means all taxes of any kind or nature whatsoever including federal large corporation taxes, provincial capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Authority of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

2.                                       Extended Meanings

To the extent the context so admits, any reference in this Security Agreement to:

“agreement” shall be construed as any agreement, oral or written, any simple contract or specialty, and includes any bond, bill of exchange, indenture, instrument or undertaking.

“arm’s length” shall be construed in the same manner it is used in the Income Tax Act (Canada).

“change” shall be construed as change, modify, alter, amend, supplement, extend, renew, compromise, novate, replace, terminate, release, discharge, cancel, suspend or waive or (where the context so admits) the noun or participle form of any of the foregoing, and “changed” shall be construed in like manner.

“dispose” shall be construed as lease, sell, transfer, license or otherwise dispose of any property, or the commercial benefits of use or ownership of any property, including the right to profit or gain therefrom, whether in a single transaction or in a series of related transactions, and “disposed”, “disposition” and “disposal” shall be construed in like manner.

“include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to limit any word or statement which it follows to the specific items or matters immediately following it or similar terms or matters.

“losses and expenses” shall be construed as losses, costs, expenses, damages, penalties, Awards, Orders, Litigation, claims, claims over, demands and liabilities, including any applicable court costs and legal fees and disbursements on a full indemnity basis, and “loss and expense” shall be construed in like manner.

“rate of exchange” shall be construed so as to include any premiums or costs payable in connection with any currency conversion being effected.

a “receiver” - a privately appointed or court appointed receiver or receiver and manager, interim receiver, liquidator, trustee-in-bankruptcy, administrator, administrative receiver, monitor and any other like or similar official.

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“rights” shall be construed as rights, titles, benefits, interests, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or unmatured, now existing or arising hereafter), whether arising by agreement or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.

“set-off’ means any right or obligation of set-off, compensation, offset, combination of accounts, netting, retention, withholding, reduction, deduction or any similar right or obligation, or (as the context requires) any exercise of any such right or performance of such obligation.

“successor” of a Person (the “relevant party”) shall be construed so as to include (i) any amalgamated or other body corporate of which the relevant party or any of its successors is one of the amalgamating or merging body corporates, (ii) any body corporate resulting from any court approved arrangement of which the relevant party or any of its successors is party, (iii) any Person to whom all or substantially all the undertakings, property and assets of the relevant party is transferred, (iv) any body corporate resulting from the continuance of the relevant party or any successor of it under the laws of another jurisdiction of incorporation and (v) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any Person referred to in clause (i), (ii), (iii) or (iv) of this definition. Each reference in this Security Agreement to any party hereto or any other Person shall (where the context so admits) include its successors.

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SCHEDULE 2.1

[REAL PROPERTY RIGHTS]

NIL.

This is Schedule O to the Purchase and Sale Agreement between
Franco-Nevada Corporation and Taseko Mines Limited
dated as of May 12, 2010

Form of Special Warrant Certificate

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2010.

SUBJECT TO THE TERMS AND CONDITIONS HEREOF, EXERCISABLE PRIOR TO THE EXPIRY TIME (AS HEREINAFTER DEFINED) AT WHICH TIME THESE SPECIAL WARRANTS SHALL EXPIRE AND BE NULL AND VOID

SPECIAL WARRANTS TO ACQUIRE COMMON SHARE PURCHASE WARRANTS
OF
FRANCO-NEVADA CORPORATION
(incorporated under the laws of Canada)

Number of special warrants represented by this certificate: 2,000,000

THIS CERTIFIES THAT, for value received, Taseko Mines Limited (the “Holder”) of this certificate representing special warrants (“Special Warrants”) is entitled, on the Commencement Date to acquire, without payment of additional consideration, one common share purchase warrant (the “Warrants”) of Franco-Nevada Corporation (the “Company”) for each Special Warrant exercised, by surrendering to the Company at its principal office, Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4 this certificate, with a completed and executed exercise form.  Each Warrant will be exercisable to purchase one fully paid and non-assessable common share (the “Common Shares”) of the Company at a price of $75.00 at any time up to 5:00 p.m. (Toronto time) on June 16, 2017.  The Warrants will be issued under and governed by the Warrant Indenture (as hereinafter defined).

The Company shall treat the Holder as the absolute owner of this Special Warrant for all purposes and the Company shall not be affected by any notice or knowledge to the contrary.  The Holder shall be entitled to the rights evidenced by this Special Warrant free from all equities and rights of set-off or counterclaim between the Company and the original or any intermediate holder and all persons may act accordingly and the receipt by the Holder of the Warrants issuable upon exercise hereof shall be a good discharge to the Company and the Company shall not be bound to inquire into the title of any such Holder.

1.                                       Definitions:  In this Special Warrant, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a)                                  “Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions are closed in Toronto, Ontario, Canada;

(b)                                 “Common Shares” means the common shares of the Company as such shares are constituted on the date hereof;

(c)                                  “Company” means Franco-Nevada Corporation, a company incorporated under the laws of Canada and its successors and assigns;

(d)                                 “Commencement Date” has the meaning ascribed thereto in the Purchase and Sale Agreement;

(e)                                  “Expiry Time” means the earlier of (i) the termination of the Purchase and Sale Agreement in accordance with Article 5 of the Purchase and Sale Agreement, and (ii) five Business Days before the Warrant Time of Expiry;

(f)                                    “Holder” means the holder set forth on the first page hereof;

(g)                                 “person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof or any other entity whatsoever;

(h)                                 “Purchase and Sale Agreement” means the agreement dated as of the • day of May, 2010 between Franco-Nevada Corporation and Taseko Mines Limited;

(i)                                     “Regulation S” means Regulation S of the United States Securities and Exchange Commission under the U.S. Securities Act;

(j)                                     “Special Warrant” means a special warrant exercisable, on the terms and conditions herein, to acquire one Warrant for no additional consideration until the Expiry Time;

(k)                                  “Special Warrant Certificate” means this, or any replacement of this, certificate representing Special Warrants;

(l)                                     “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(m)                               “U.S. Person” means “U.S. person” as that term is defined in Regulation S;

(n)                                 “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(o)                                 “Warrant Exchange Basis” means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the Warrants pursuant to the provisions of the Warrant Indenture;

(p)                                 ‘Warrant Exercise Price” means $75.00 for each Common Share, subject to adjustment in accordance with the provisions of the Warrant Indenture;

(q)                                 “Warrant Time of Expiry” means 5:00 p.m. (Toronto time) on June 16, 2017;

(r)                                    “Warrantholder” means a person whose  name is entered for the time being in the register maintained pursuant to subsection 2.9 of the Warrant Indenture; and

(s)                                  “Warrant Indenture” means the warrant indenture dated as of June 16, 2009 between the Company and Computershare Trust Company of Canada.

2.                                       Expiry Time:  At the Expiry Time, all rights under the Special Warrants evidenced hereby, in respect of which the right to acquire Warrants herein provided for shall not theretofore have been exercised, shall expire and be of no further force and effect.

3.                                       Exercise Procedure:

(a)                                  This Special Warrant Certificate and the Special Warrants represented hereby shall not be exercisable unless and until the Exercise Conditions have been satisfied.  From and

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after the date upon which the Exercise Conditions have been satisfied, the Holder may exercise the right to acquire Warrants herein provided for by delivering to the Company prior to the Expiry Time at its principal office this Special Warrant Certificate, with the exercise form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner reasonably satisfactory to the Company.  This Special Warrant Certificate so surrendered shall be deemed to be surrendered only upon delivery thereof to the Company at its principal office set forth herein (or to such other address as the Company may notify the Holder).

(b)                                 Upon such delivery as aforesaid, the Company shall cause to be issued to the Holder hereof the number of Warrants which such Holder is entitled to acquire pursuant to this Special Warrant Certificate.  The Holder shall be entitled to delivery of a certificate evidencing such Warrants and the Company shall cause such certificate to be mailed to the Holder at the address specified in such subscription within five Business Days of such delivery.

(c)                                  In the event that this Special Warrant is exercised before •, 2010, the certificate representing the Warrants issued upon such exercise shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2010.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

(d)                                 Neither the Special Warrant nor the Warrants issuable upon exercise thereof have been or will be registered under the U.S. Securities Act or under the laws of any state of the United States.

4.                                       No Partial Exercise:  The Holder shall not be entitled to acquire a number of Warrants less than the number the Holder is entitled to acquire pursuant to this Special Warrant Certificate.

5.                                       No Transfer:  This Special Warrant Certificate and the Special Warrants evidenced hereby shall be non-transferable and non-assignable.

6.                                       Not a Shareholder:  Nothing in this Special Warrant Certificate or in the holding of Special Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

7.                                       Covenants:

(a)                                  The Company covenants and agrees to cause the Warrant Indenture to be amended without the consent of the Warrantholders to increase by 2,000,000 the number of Warrants issuable thereunder.

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(b)                                 The Company covenants and agrees that so long as the Special Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right to acquire Common Shares upon exercise of the Warrants herein provided for and such Common Shares shall be issued as fully paid and non-assessable Common Shares and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(c)                                  The Company shall use all reasonable efforts to preserve and maintain its corporate existence and to ensure that the Warrants issuable upon the exercise of the Special Warrants are listed and posted for trading on the Toronto Stock Exchange. In addition, the Company shall make all requisite filings under applicable securities legislation necessary to remain a reporting issuer in Canada not in default.

(d)                                 If the issuance of the Warrants upon the exercise of the Special Warrants requires any filing or registration with or approval of any securities regulatory authority or other governmental authority or compliance with any other requirement under any law before such Warrants may be validly issued (other than the filing of a prospectus, registration statement or similar disclosure document), the Company agrees to take such actions as may be necessary to secure such filing, registration, approval or compliance, as the case may be.

8.                                       No Adjustments to Special Warrants: The Company represents and warrants that there have been no adjustments made to the Warrant Exchange Basis and/or the Warrant Exercise Price since the date the Warrants were issued pursuant to the Warrant Indenture.  The Company covenants and agrees that the Warrants issuable upon exercise of the Special Warrants shall be entitled to all adjustments to the Warrant Exchange Basis and/or the Warrant Exercise Price regardless of the date of, or the date of issue of, the certificate representing such Warrants.

9.                                       Consolidation and Amalgamation:

(a)                                  The Company shall not enter into any transaction whereby all or substantially all or its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as the Company, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(i)                                     the successor corporation will have assumed all the covenants and obligations of the Company under this Special Warrant, and

(ii)                                  the Special Warrant will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Special Warrant;

(b)                                 Whenever the conditions of subsection 9(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Special Warrant in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be

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done and performed with like force and effect by the like directors or officers of the successor corporation.

10.                                 Representation and Warranty:  The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue this Special Warrant Certificate and the Warrants issuable upon the exercise hereof and perform its obligations hereunder and that this Special Warrant Certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

11.                                 Protection of Shareholders, Officers and Directors:  Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained shall be had against any shareholder, officer or director of the company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Special Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever shall attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Special Warrants evidenced hereby.

12.                                 Lost Certificate:  If this Special Warrant Certificate becomes stolen, lost, mutilated or destroyed the Company may, on such terms as it may in its reasonable discretion impose, issue and countersign a new Special Warrant Certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

13.                                 Governing Law:  This Special Warrant Certificate shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. The Holder hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

14.                                 Severability:  If any one or more of the provisions or parts thereof contained in this Special Warrant Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom.

15.                                 Headings:  The headings of the articles, sections, subsections and clauses of this Special Warrant Certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Special Warrant Certificate.

16.                                 Numbering of Articles, etc.:  Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause, subclause or schedule refers to the article, section, subsection, clause, subclause or schedule bearing that number or letter in this Special Warrant Certificate.

17.                                 Gender:  Whenever used in this Special Warrant Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

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18.                                 Day not a Business Day:  In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

19.                                 Binding Effect:  This Special Warrant Certificate and all of its provisions shall enure to the benefit of the Holder, its successors, assigns and legal personal representatives and shall be binding upon the Company and its successors.

20.                                 Notice:  Unless herein otherwise expressly provided, a notice to be given hereunder to the Holder will be deemed to be validly given if the notice is sent by telecopier or prepaid same day courier to the Holder addressed as follows:

Franco-Nevada Corporation

Suite740

Exchange Tower

130 King Street West

Toronto, Ontario

M5X 1E4

Attention:	Corporate Secretary
Telecopier No.:	(416) 306-6330

21.                                 Time of Essence:  Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be signed by its duly authorized officer as of this               day of                    , 2010.

FRANCO-NEVADA CORPORATION

Per:

Authorized Signatory

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EXERCISE FORM

TO:                                                                          Franco-Nevada Corporation

The undersigned holder of the within Special Warrant Certificate hereby irrevocably exercises its right to acquire the Warrants of Franco-Nevada Corporation (the “Company”) to which it is entitled pursuant to the within Special Warrant Certificate.

DATED this                   day of                      , 20         .

NAME:

Signature:

Registration instructions:

☐ Please check if the Warrant certificate is to be picked up at the office where this Special Warrant Certificate is surrendered, failing which the Warrant certificate will be mailed to the address set out above.